




Smooth transitions. Strong foundation.










2011 ANNUAL REPORT AND FINANCIAL STATEMENTS



Canandaigua
National
Corporation



True to our heritage.
Transitioning for the future.

"It's said that change is the only constant. The key to success is managing that change while maintaining consistency—which is easier when you have a firm foundation on which to build. In 2011, our company faced challenges and embraced opportunities which allowed us to reaffirm that our proven approach succeeds under any conditions.

"We completed a seamless transition to new president Frank Hamlin III in a reorganization of our senior management team. One of his duties was to reassign the many responsibilities that Bob Sheridan brilliantly assumed, as Bob embarked on a well-earned retirement.

"The company continued to grow at a beyond-budget pace in assets, shareholder equity, and deposits. Earnings per share also exceeded the budget. And according to SNL Financial, out of 1,150 publicly listed and filing financial institutions in the U.S., we became one of only 35 that has paid and increased the dividend in each of the last ten years.

"The company also continued to invest in resources to help us better serve our customers. The acquisition of OBS Financial Services allows us to offer online brokerage services. We updated our electronic banking technology to let customers bank whenever, wherever, and however they choose. It's all part of our commitment to ensure the long-term stability of our company in service of our shareholders, customers, community, and colleagues."

George W. Hamlin, IV

—George W. Hamlin, IV
Chairman and CEO

FOR THE KEY TO COVER IMAGES,
SEE INSIDE BACK COVER.

February 14, 2012



A message from
George W. Hamlin, IV,
Chairman and CEO

To Our Shareholders:

This has been a year of transition and challenge. Fresh from watching the President admonish Congress ("send me a Bill") during his State of the Union message, just the list of topics certifies we certainly are living in interesting times. The President strikes upon a popular sentiment near the close of his address:

> "I'm a Democrat. But I believe what Republican Abraham Lincoln believed: **That Government should do for people only what they cannot do better by themselves, and no more.** That's why my education reform offers more competition, and more control for schools and States. That's why we're **getting rid of regulations that don't work.** That's why our health care law **relies on a reformed private market, not a Government program."**

And his clarion call to:

> "...**restore an economy** where everyone **gets a fair shot**, and everyone **does their fair share**, and everyone plays by the **same set of rules**…"

From his text "On Deficit Reduction" earlier, on April 13, 2011:

> "From our first days as a nation, we have put our faith in free markets and free enterprise as the engine of America's wealth and prosperity. More than citizens of any other country, we are rugged individualists, a self reliant people with a healthy skepticism of **<u>too much government</u>."**

> "But there has always been another thread running throughout our history—a belief that **we are all connected;** and that there are some things we can only do together, as a nation. [Again he references a shorter version] We believe, in the words of our first Republican President, Abraham Lincoln, that **through government, we should do together what we cannot do as well for ourselves.** And so we have built a **strong military** to keep us secure, and public **schools and universities** to educate our citizen. We've laid down **railroads and highways** to facilitate travel and commerce. We've **supported work of scientists and researchers** whose discoveries have saved lives, unleashed repeated technological revolutions, and led to countless new jobs and entire industries. Each of us has **benefited from these investments,** and we are **a more prosperous country as a result."**

Sounds like a community banker! The President articulates what CNC has as its Mission, simply to grow the Community. Inspiring words they are in which we ardently believe; but aired in a time where Congress (all government's) job approval is near or at single digits. Wouldn't it be nice if our governments (on all levels) would heed Lincoln's wisdom and not interfere or regulate those activities that we do demonstrably well, especially since we have given no cause to restrain our successful pursuit of the noble task of facilitating prosperity through underwriting commerce, improving consumers' quality of life, and by extension, the economy and even the tax base from which governments and we alike can "benefit from these investments?"

I seize upon the President's State of the Union speech because, whether you agree with his policies or not, he certainly set the stage for the challenges that beset the government, the nation, and the world, no less, as well as CNC, as a company involved in financial services since none of us lives in a vacuum, free from influence no matter how tenuous the connection with events from the far corners of the world. These ideas form the foundations of our business/personal philosophy. Our Mission is to enable, enhance, and underwrite the industrious and imaginative human spirit to grow families and businesses and provide for commerce and a growing economy which, in turn, funds government services for the citizens, which they cannot do for themselves. On many previous occasions, I have commented on the rising cost of government which, 100 years ago, was 10% of the GDP of nations, and today ranges between 40% and 50% GDP. This is clear evidence of the growth of the reach and interference of government entreating and inveigling into every common activity. This introduces "parasitic drag," to use an aviation metaphor, which absorbs energy without conveying benefit, as opposed to dynamic or "induced drag" which absorbs energy but delivers the benefit of useful lift and thrust delivered by an airfoil, be it control surface, wing, or propeller, for the primary purpose of conveyance.

Consider a dollar of capital applied by the government delivers generally a discounted dollar of expense for the common good. The same dollar of capital in our bank's hands is multiplied 13 times by the deposits entrusted to us. Both then underwrite purposeful investment to facilitate commerce, monetize new ideas, create jobs, and then grow the economy. Every dollar of our cash (working capital) expended on compliance with the extremely detailed and complex rules designed to restrict customers' behavior in their financial transactions is unnecessary and a waste of our good capital and the resources of our community. These arcane regulations are unnecessary for community banks where our ethics and integrity have long been ingrained in our business practices and culture. We depend on our reputation to continue in business and would never engage in the type of activity that Congress, only after the damage has been done, seeks to curtail. Over the last 20 years, the veritable avalanche of disclosures, certifications, and duplicative submissions and recordkeeping now chokes and paralyzes our processes, and the sheer volume numbs our customers' capacity to understand the very information these rules have as their goal and purpose to convey.

Commanding our behavior as a supplier to address the undesirable consequences besetting behaviors of the user of our services is misdirected and therefore ineffective as much as the 18th Amendment on Prohibition was to command and change (prohibit) behaviors of the supplier to force a change of behavior (abstinence) of the user regarding intoxication by alcohol. This is a case of wrong approach, wrong tool, which results in a failed effort just as attempting to change a tire with a screw driver most would see as a frustrating strategy. So, Mr. President, we are in favor of **"getting rid of regulations that don't work"** which to the experienced practitioner are dead on arrival. In my judgment, 90% of the Dodd-Frank Wall Street Reform and Consumer Protection Act represents "regulations that don't work;" well intended perhaps, but reminiscent of the efficacy of choosing a screw driver to attempt a tire change. Why does a nominal "Wall Street Reform Act" target so obstructively this "Main Street **Community Bank?**"

We are faced with the assimilation of a veritable tsunami of regulation arising from the Dodd-Frank Wall Street Reform Act (contra to the President's aspirations to reduce such micro management), not to mention tending to our primary responsibility of underwriting the recovery and financial health of our clients, customers, and communities from the ravages of the Financial Crisis and Great Recession. We do this, though, from a position of strength which allows us to take advantage of opportunities to acquire and develop complimentary businesses in accord with our strategic objectives to expand our revenues while maintaining focus upon our primary mission of growth of the community through our constituents, delivering optimum earnings, balanced with an investments strategy weighted primarily to assure our access to liquidity in support of the first two objectives rather than incremental revenue gain.

Financial Performance 2011:

Well then, how did we fare in these turbulent times? In the eyes of the financial press, namely SNL Financial LLC, Charlottesville, Va., we were highlighted by their research once again as being uniquely successful for a public company in the financial services industry. CNC is one of only 35 of the 1,160 publicly filing companies (SEC) that SNL follows which over the last decade not only paid a dividend but **increased that dividend in each of the last 10 years!** This places us in a rare group of just the **top 3%** of financial institutions which delivered this metric of sustained solid performance for shareholders. Of course, 2011 marked the year in which we declared a 4-for-1 split of our common stock which was indicative of our growth as an enterprise and the growth of our capital base through a steady stream of retained earnings after dividends and taxes. In no small measure, the split was celebrated at the first sealed-bid public auction by selling shareholders of our stock after the split where the average winning bid was $129.22 per share, up 16% from its pre-split average of $111.41 and up from $95.85 (adjusted) in the fourth quarter of 2010 for a 34.8% appreciation over the full year. This multiple settles in at 1.8 times book value (common equity) of $71.95 per share, up nicely for the year by 9.8% for a final capital ratio of 7.71% at the close of 2011. Please see the section entitled "Our Common Stock" on page 23 of the Annual Report to Shareholders for more information regarding the sealed-bid public auctions by selling shareholders and Bid/Asked information on the OTC Bulletin Board.®

However, this is a bit like *The Tale of Two Cities* in the best of times and the worst of times, because of the manner in which we are required to keep score (report performance). The Securities and Exchange Commission ("SEC") adopts the rulings of an independent body regulating the Accounting Industry promulgated by the Financial Accounting Standards Board ("FASB") referred to as GAAP (Generally Accepted Accounting Principles). The IRS has its own rules for what constitutes recognizable income and expense and when it is the proper time to account for them. We and most well run businesses focus on the "real world" net operating or tangible results of revenues and expenses, and actual cash flows, to guide financial decisions of our company.

Core Operating Earnings and the Year's Prospects:

We are pleased to have Core Operating Earnings in 2011 which comfortably exceeded the budget and the actual operating performance of last year. These positive results were driven principally by higher net interest income, a lower provision for loan loss from last year by $2.4 million reflecting our strong underwriting standards and practices, strong non-interest income from our mortgage and trust businesses and a welcomed and dramatic reduction in FDIC premiums of nearly $1 million.

But first let us pause to look back to December 2010 when our Board approved the budget for 2011. We expected to see a continuation of the slow and deliberate recovery for the economy despite the unemployment rate doggedly above 9%. We thought our revenues would grow modestly about 3% with about one-third of the increase coming from net interest margin (interest sensitive) and two-thirds of the increase coming from (non-interest sensitive) fee income. The increase in the net interest income would be derived from a growth in net assets from the prior year, but tempered by the effects of a narrowing interest margin caused by a continued downward pricing of newly booked assets in the low interest environment (Fed Policy) expected to continue throughout 2011 and limitation on adjustment of the cost of liabilities which are near zero. Non-interest income was expected to show growth in all major categories with the exception of mortgage banking income due to an anticipated slowing of the refinance boom.

On the expense side, we expected the FDIC premium assessment to remain essentially flat on a net basis impacted by higher assessment for a growing deposit base, but offset by a lower assessment rate due to a shift in assessment methodology. The assessment base, which had been traditionally limited to just pure deposit liabilities, now would be based on a calculation of assets net of equity, shifting the cost burden to a greater degree to larger financial institutions with a larger portion of earnings derived from assets that did not require funding by interest-bearing deposits but through other means such as trading of securities on their own proprietary account and other market funding mechanisms. Finally, we expected asset quality to continue to strain the results as we continued to experience higher than historic net charge-offs at 36 basis points. The largest of the expected charge-offs had already been accounted for in specific reserves for impaired loans leading to total reserves for loan losses reaching 1.25% of the total loan portfolio. Non-performing assets were thought to remain unchanged from the 2010 levels. The combination of these and continued portfolio growth, though slower, was expected to result in a provision for loan loss of $5.4 million, the same as the figure for 2010's actual provision experience.

Happily, 2011 saw an above budget pace for a growth of 6% for assets and about 10% for shareholder equity, all supported by 5.0% growth of deposits. The loan loss reserve reached 1.30% of loans and mortgages outstanding at the end of 2010 and has since declined to 1.25% at the close of 2011, well above our long-term historical average of 1.05% prior to the financial crisis in 2007. As the crisis came upon us and the prospects for losses in the portfolio arose, we increased reserves in keeping with the "bad news" of that day and time. Our actions to simultaneously strengthen the reserve account and the capital account, in the face of the difficult times, was a good thing to have done, especially in a time where capital and reserves are regarded as "king" by markets and regulators.

Accordingly, we are pleased to report Core Operating Earnings* for 2011 of $9.49 per share (EPS) compared to a budget of $9.00 per share and $9.20 actual for 2010. Likewise, on an operating basis, Return on Assets (ROA) is calculated to be 1.08% and Return on Equity (ROE) 14.22% on <u>average</u> equity and 14.75% on <u>beginning</u> equity which, all in all, is a nice performance compared to peer or any other in the industry.

*Core operating earnings is a non-GAAP measure. For these purposes we define Core operating earnings as net income after tax exclusive of adjustments to stock appreciation rights associated with the 4th quarter change in stock price, accelerated amortization expenses at GVT, and the impact of the OBS acquisition, all net of applicable taxes. The amount is calculated as: $16,312,000 + [($2,243,000+$250,000+$729,000)*1-39.62%] = $18,258,000. The denominators for EPS, ROA, ROE, and ROBE are 1,923,777, $1,695,327,000, $128,393,000, and $123,794,000, respectively, which are GAAP-reported data.

Non-Operating Adjustments to Net Income:

On the other hand, it is with some frustration we must report a materially large, one-time Non-Operational charge against net income required by the "official scorekeeper", (SEC)/ FASB, resulting, ironically, from the splendid year-over-year increase of our stock price (a good thing) and a strategically important acquisition of Online Brokerage Services (OBS), (a good thing).

The unusual and substantial increase in our stock price of 34.8% year over year, about half of which (16%) occurred in the 4th quarter of 2011, impacts earnings as an expense charge associated with the increase in the value of our incentive compensation plans which are tied to the value of our stock. That is, though the cash payouts, if any, under the compensation plans are deferred well into the future, this increase in value of the stock currently is deemed by the SEC/FASB rules to be an increase in payroll expense currently (even though no cash changes hands) because of the amounts which are liable to be paid out eventually, even though such payments are subject to a series of conditions to happen, or not, well into the future and only if the detailed terms of the plan are fully met. The other, but smaller charges, are regarding our acquisition costs of OBS which closed at the end of November and an increase in amortization expense for intangible assets of Genesee Valley Trust Company (GVT). Combined, these adjustments require us to recognize in the 4th quarter of 2011 a theoretical expense of a little over $3.2 million as a pre-tax charge against income. The size of these adjustments imposed by others causes us to feel somewhat cynically that "no good deed goes unpunished;" especially when the good deeds of spectacular stock performance and successful acquisition of future sources of income were good for the shareholders now and in the future. In an earlier day, we would be allowed to reasonably amortize this amount over a series of years of the contract or the employment incentive, thereby approximating the match of the timing of the expense burden with the timing of benefits delivered in accord with the consideration paid each year for ongoing employment services of an effective staff.

Therefore, net of tax reserved for when such future cash payments are actually made or amortizations recognized in future years and thus recognized for tax purposes, we are pleased to report in accordance with GAAP (SEC) earnings of $8.48 per share or $1.01 less per share than the Core Operating Results expressed above for these accounting adjustments, leaving our earnings by this methodology just short of our budget of $9.00 per share and actual performance of $9.20 last year. Likewise, the corresponding ratios would be adjusted according to GAAP to be .96% for ROA and 12.70% for return on average equity (ROAE) and 13.18% on beginning equity (ROBE).

Thus, for the first time, we feel compelled to make the distinction between Core Operating Results which uses a common sense approach to match expenses of services rendered offset by the revenues generated by those expenditures during the same periods that the revenues are made manifest so we can manage the operations on an optimal basis and understand our business directly, real time, in the present. This is as compared with accounting rules developed by FASB over the recent decades. This invites some additional explanation: FASB, over the last two or three decades, has taken up the cause and believes that everything can be valued at any moment in time and therefore should be. Consequently that value, and its change in value, the SEC feels, should be reported to the public currently in what is known as "mark-to-market accounting." The purpose supposedly is to bring all balance sheets and income statements into conformity regardless of the significant differences among industries in an attempt to bring a uniform method of expression of financial performance which then will allow a comparison for the benefit of the investor as he or she attempts to allocate capital between one company or another, and one industry or another, or one purpose or another (an art form).

The difficulty with this view is it focuses primarily on large companies which are publicly traded in recognized markets and overlooks the purpose and function of the going concern of a company not actively traded on an established exchange, which are far greater in numbers than public companies. More to the point is that most private companies are run as a going concern which is assumed to be perpetual as a source of making a living and where the vast majority of investments are held to maturity and whose value is only that of the contribution to flows of current monthly earnings (not the flows of proceeds of sale of the earnings assets) to be shared by employees and owners who regard the business activity as the primary source of their livelihood—which is not for sale because it represents "a calling to an activity and to a style of life" NOT just making money. Thus the value on markets of the company or its assets is not relevant to the primary purpose and function of the company or its assets which is the source of sustained earnings derived from its workings.

Up to a point some 30 years ago, when I came to banking, the accounting in each industry had its own peculiarities depending on the fundamental differences between sectors: manufacturing, servicing, oil depletion, mining, finance, banking, and the like. These were differences that were well understood, and each calling for a slightly different accounting method for the valuation of assets depending on type, and the recognition of the expense therefore and net revenues or losses from such calculations. This common sense approach which acknowledged the "quirky differences" among industry-specific accounting methods were well known to the serious investor who then was able to bridge the accounting differences in the course of the risk adjustment process applied to the investment decisions regarding asset allocation and diversification (another art form).

Thus, one can see the difference here in accounting methodology is essentially substituting one art form for another, one distortion for another. Each has its utility, so your choice depends on your ultimate goal: if you are a disciple of asset allocation by industry diversity then "mark to market" may be the choice where market performance is the primary metric of success. If you believe that the purpose of an enterprise is longevity of a viable activity-direct investment in sustainability of a specific company of productive people wherein the shareholder focus is on sharing in 30% of the earnings indefinitely, then "hold to maturity" is the strategy, an annuity of monthly payments, not cash proceeds from a sale. Here, Core Operational Results is the best metric to guide success and the management of people and resources in a real-time world.

Frankly, since those early days up to just a few years ago, the expenses of the acquisition of a company or a business asset, be it real estate or equipment, was simply allocated over the useful life of that asset rather than expensed all upon the moment of closing on the acquisition. This "worked" since it matched (realistically) over time a portion of the expense of the depreciating/wasting asset with the advent of the associated revenues to which such assets were put to use to create. From an operations perspective, this is a reasonable and necessary way to account for the financial impact of these processes. Now, the legal fees and other expenses associated with the closing of our purchase of OBS were required to be expensed in the year of closing (2011) rather than over the period of the contract which involves earn outs and certain performance criteria having been achieved before the final purchase price could be determined, much less paid out to the sellers. Such structures which require down payments and earn outs are common in acquisitions today where people are willing to buy and people are willing to sell based on the actual performance that occurs rather than on a speculation on the future performance as viewed from the onset after closing the deal.

Another, and of course different, accounting method is produced by another federal agency other than the SEC, that is, the Internal Revenue Service (IRS) which determines by its own rules when an expense has occurred and therefore is deductible against the income to be taxed or not, or the amortization if not paid in cash is to be recognized thus reducing the income to be taxed or not. Here one of the several incentive plans we have in place for the senior management is constructed based on the value of the stock of the Company in a concerted effort (acknowledged by regulators as best practice) to align the interest of the senior management with the financial interests of the shareholders, in the long run, to enhance the value of the Company and its stock in view of market values. From year to year, we accrue in these stock plans for the expense of the appreciation reflective to the success of the Company at its estimated market value. In this case, because of a combination of events ranging from the distress of the rest of the industry as compared with our stability and success, the stability of our Rochester market compared to Florida, California, Arizona, and Detroit (and perhaps throwing in the impact of the European financial turmoil) not to mention our 4-for-1 split, the last sealed-bid public auction by selling shareholders of our shares was celebrated with a rush of interest. Please see the section entitled "Our Common Stock" on page 23 of the Annual Report to Shareholders for more information regarding the sealed-bid public auctions by selling shareholders and Bid/Asked information on the OTC Bulletin Board.® This is understandable, we would submit, in recognition of the OPERATING performance of our institution for over a decade in the face of all of these elements. But the impact of the increased stock price was to raise the prospective liability of the retirement plans by $2.4 million pre-tax, even though payments under the plan are not likely to be made for well into the future. The stock plans, by their terms heavily influenced by IRS rules and regulation, are complex and even draconian. These plans are recognized by the IRS as expenses which are deductible from taxable income only in the years in which the payments are made and received in the future, not currently. In effect, this is after normal retirement, and in these particular cases, the tax efficient distribution from these plans is required to commence not at retirement, but 5 years after retirement, where income averaging may be applied! Thus, the theoretical liability sought to be expensed entirely in 2011 will not actually be paid for many years on average (if at all since the value of the stock could go down before redeemed).

This, of course, is a silly result, because it burdens unnecessarily current reportable earning performance negatively for clearly positive developments involved with results shown in the improved stock value and the setting in place of new strategically productive capacities for increased revenues. If we were allowed to account for these investments over a useful life of say 15 years the strategies they represent (that of securing the services well into the future of the best talent and exploiting new capacities to grow revenues), the effect of this would be on the order of 8 cents per share per year resulting in $9.41 earnings per share this year, still nicely ahead of budget and actual numbers for last year. Thus, you can see that FASB/SEC accounting rules fail the test of common sense and utility in reflecting the operational information necessary to adjust, monitor, and manage our enterprise in the current year as opposed to impacts that may be felt many years from now.

It was precisely the application of mark-to-market accounting in the collapse of the bond and stock markets across the world that accelerated and deepened the financial crisis rather than militate against the carnage. Many in the SEC/FASB overseeing our industry maintain that loans and other non-marketable assets that we hold long term up to 20 and

30 years should be required to be valued at market and the fluctuating values recognized in current earnings and losses. This would be a dangerous development given recent experience during the Financial Crisis, now behind us, which was fueled by having to recognize as losses what were in fact unrealized financial losses of assets which were not actually sold at a loss. The concept ignores the legal structure of the contracts and the intent and practice to hold an asset indefinitely or until maturity and accept the dividend/interest. So long as that is the experience and the finances of the obligor are sound, there is no reason to record as recognized the change in value that is not certified by an actual purchase and sale of that asset.

Finally, these adjustments, where theoretical unrealized liabilities are accounted for like current cash payments even though they will not be called upon for decades to come, but are required to be recognized and lower our performance ratios and earnings per share, are conceptually investments in the future of the company. As such they should be amortized over time as the value of the employment services of those covered by the plans (senior leadership) is applied. That is, the stock incentive plans are intended to retain and encourage highly qualified and demonstrably effective people in management to continue to do so for the future benefit of, and or the sustainability of, the company in the service of its mission. In this case the mission serves our constituents who are familiar to all to include shareholders, staff, customers, and clients and, by extension, the community as a whole. Indeed, this reflects the human equity as manifest by the collaboration between our staff and our customers and clients which is the "juice" and which is the essence of the value of our company above and distinctive from our competitors for value. Though an intangible, this is probably of the same order as the tangible financial value of our common equity which, at the close of the year, was $135 million. Nowhere do the FASB rules allow for this human equity value to be reflected on our balance sheet. And who among us would deny that it exists and is a critical component to the tangible success of this company?!

Thus, the ownership by our shareholders is both tangible and intangible, but no less real in combination because the dynamic performance and sustainability of our enterprise in the service of its constituents is equally, if not more, dependent upon the intangible values than the more ordinary numerical values. It follows then that the acquisition of enterprises that fit our financial model, such as the Genesee Valley Trust Company and Online Brokerage Services, are promising strategies to build non-interest-sensitive fee income in the form of financial services and the management of investments for a growing base of happy clients which has an ability to expand beyond our primary geographic market. This gives us an almost infinite opportunity to expand our business without forsaking our core "raison d'étre" which is that of a community bank to be the financial intermediary of both liquidity and knowledge between generations. This has been the basis of community banking's purpose in society since the beginning of the commencement of human enterprise.

Therefore, I think you can see that, though a distortion, the ultimate current cost of $1.01 per share of this "official" SEC Accounting is "worth it" even though it leads to the perception that our performance as a company, disregarding its considerable prospects, is "off" a little bit this year. True, this breaks the string since 1999 of effectively unwavering growth of earnings and performance year over year. But because of the expected, though intangible, performance from the investment in human resources (the best of executive talent) as well as new business vehicles to expand our company continues to be in place, our prospects also continue to be bright and our sustainability thereby assured. I have mentioned in prior letters that I believe the purpose of a corporation is not to build it up and sell it; though that may be legal, and the popular focus of Wall Street. This is principally because selling destroys the human equity in a way which is truly tragic and more importantly is losing sight of the ready value of the alternative strategy of long-term investing which we offer up: to "hang in there" and share currently one-third (thereabouts) of the earnings and participate in the growth of net worth of such a useful enterprise over generations.

Performance Compared to Peers:

Our performance can be measured in other ways, too, that being against our peers in the industry. Our metrics are far more favorable than our peers in the following comprehensive array: Sustained earnings performance; Strong non-interest revenues and net interest margin revenues the ratio of which is now 30/70% from 15/85% 20 years ago; Strong Return on Equity and Assets; and consistent and growing dividend performance through the worst of times. Administratively we compare favorably in: asset/liability management, credit risk management, credit administration, lower classified loans, past dues, and net charge off of loans (28 basis points). Our Balance Sheet is well diversified with a commercial/consumer loan mix of 52/48%. We have a low proportion of long-term assets and non-core funding and benefit from a high core deposit to assets ratio, and we have well-capitalized, measured growth. In all, our prospects are bright, and innovation for the future is in place with a unique brand in the Finger Lakes Region as the only locally-owned, full-service, comprehensive, financial services and banking enterprise with a recognized brand supported by personal and professional values encased in a caring, competent culture second to none. Our history and location in the second largest economy in New York State, renowned for its stable economy over the decades, is our strength which our people are capable to manage, serve, and build upon.

125 Years and Counting:

And so we come to 2012 which is the celebration of our 125th year of sharing earnings with our shareholders who are themselves both members of the community as well as staff and clients of our enterprise which started in 1887. Because Kodak was incorporated in the following year, 1888, we can't help but compare the fortunes of that iconic company which has meant so much to this region with the growth and prosperity of our small and growing company and wonder why the fortunes have split with one to continue, the other to reorganize in bankruptcy. What is it about the balance sheet, business, and earnings statement that explains the continued success of one venture and a hard turn of events for another? This conundrum was made dramatically apparent when Frank H. Hamlin, III, was profiled in the *Rochester Business Journal* (RBJ) as our new President in the December 30, 2011, issue. The front page at the top displayed a banner with Frank's picture and invited the reader to page 8 "Profile—Former Trial Attorney Frank H. Hamlin, III Now is Following in His Father's Footsteps at CNB." This atop the front page lead story above the fold "Top Story of 2011 Troubled Transformation—As Kodak Attempts to Remake Itself, Doubts About its Future Grow" with a picture of the iconic headquarters in the center of Rochester framing its top and steeple with the yellow letters K-O-D-A-K emblazoned upon the roof top. WOW, a picture for the ages.

Transition—First Year Complete:

This year marked the start of the transition to a fifth generation of leadership by the Hamlin family as my son, Frank H. Hamlin, III, assumed his duties as President. We also have reorganized our business lines to accommodate and manage well-deserved retirements of Bob Sheridan and other key individuals to further "pass the torch," so to speak. Our transition of the "executive function" is certainly not "troubled," as it is for Kodak, but a joy to participate in, even with the growth it requires of us all. For most organizations, a once-in-30 years' transition or a transition of the executive of any duration, is a very trying event—usually done with less than a year of formal preparation, leading often to mixed results/outcomes which make for the "tabloid" type headlines oft blaring from the financial and corporate press. Here, on the other hand, we have concluded the first year of our new President's tutorial on the job (OJT) which was profiled in the December 30th edition of the RBJ by an experienced news writer, Tom Adams, who spent an hour recording Frank's remarks. Tom quite separately followed up with me briefly by telephone a day later for comment. He wrote an article which captured Frank's essence perfectly as a bright, independent soul who was excited with the opportunity and the challenge which was as delightful as it was unrehearsed, showing us speaking individually while acting as a team. In this business, it does not get any better; the writer captured its essence, the photographer caught it on a digital image, and Frank delivered beautifully with disarming candor who he is and who we are—a "wow" moment if there ever were one. This moment took three years of organization, development, and hard work about which I have reported to you previously in this space. The transition efforts have involved our very best people, a critical selection process, and a year of metamorphosis of a senior team to bring it successfully to what we have today. This is NOT the usual outcome or process for the industry. It was a team effort to be sure, as these things have to be, but proof that we have a positive future before us is made manifest by this RBJ article for all in the region to reflect upon during the long closing holiday of the year.

Retirement:

In addition to clearing the milestone of identifying our next leader, our long-term colleague and "heart" of the bank, Bob Sheridan, stepped away in September after **43 years** of community banking, and Frank undertook the lead to understand the multiple duties for which Bob was responsible and to parse them out among 6 individuals in a complex reorganization of the retail lending functions and other duties that Bob undertook effortlessly and brilliantly. Bob was here 10 years before I arrived on the scene in March of 1978. He and Arthur were my mentors. He taught me how to get into the "nitty-gritty"—to spread and analyze the finances of a commercial credit, and evaluate the personality and character of the individuals behind it as guided by his considerable experience. Kind and competent, he is imbued with integrity of intellect and self in every engagement with every client and in every project he undertook. I found him to be unflappable, with grace under fire and always a constructive partner and colleague. His service to the Bank is a gift for all of us of a collaborative ally underwriting every enterprise in this community which is worthwhile, all done with energy, vision and compassion. He defines what a community banker is (the personification of "It's a Wonderful Life") always thoughtful, effective, but most of all he was committed to doing what was best for client and community. He is a fountain of goodness, humor and friendship for us all. On a personal note, Bob was and continues to be a "gift" to me. For 33 years I got to be in harness with this gentle man, shoulder-to-shoulder, where, if truth be known, he was quietly pulling more than his weight. And look what happened with his encouragement and support: at every turn – a billion here, a billion there. None of this would have happened without his stalwart leadership, indeed, a true partnership never wavering. Fortunately for all of us, he stays on as a Director and Chairman of our Asset Review Committee where we concentrate on the troubled credits which are part and parcel of this business and where his experience and wisdom will never fall out of fashion.

New People:

Part of a transition and a retirement is the recruiting of new talent, and this year was no exception. We have recruited two excellent experienced local bankers, Brian Pasley and Charles Vita, who bring with them a wealth of experience and specific knowledge of our marketplace and its competitors. Each has had a broad senior and leadership experience in larger institutions, specifically in the Rochester area and elsewhere, but also has a desire to join our banner and be a part of a fully functioning, community bank with a proven track record and stability, both financially and culturally, compared with the chaos that has beset the industry of late. Both we and they are delighted with the new association. We now host a staff of over 450 full-time equivalents with a new office; our second opened in the Town of Greece, population 98,000 (nearly the size and population of all of Ontario County).

Politics and Useless Overregulation:

The tsunami of the Dodd-Frank Wall Street Reform Act at first stunned the industry with its attempt with scope and volume of new material. Many made predictions of smaller banks not being able to survive the crush, and that larger institutions would have to change their business model and strategies. True or not, time will tell, but its passage created a huge and near-impossible task of assimilation. The specific attacks on debit card interchange fees and their limitation with respect to debit card purchases has yet to be felt as a negative impact despite widespread predictions. The highly touted new Federal Agency, Consumer Financial Protection Bureau (CFPB) only just recently completed organization when the President appointed its head, even though in a recess appointment whose legality undoubtedly will be challenged since the Senate was not in recess.

Yes, President Obama's expression to restrain the senseless promulgation of regulation is well intentioned and much needed, but this monumental piece of legislation follows the pattern so familiar to me over the last 30 years of burdening the many 99% with paper and process for the sins of a few 1%. The few were manifest by the unregulated mortgage process which escaped the propriety of bank-originated mortgage underwriting and yes, regulators in the securities industry who released the top five investment banks from the stated capital leverage rule restriction of 12 to 1. A rule that was in place to prevent the very "out of control activities" which underwrote the unchaste mortgage broker loans into complex securities for world-wide distribution and the carnage that ensued. If you remove the governor from a steam engine, you should be held responsible if it comes to a catastrophic end. The government and its agencies, of course, blame everyone else.

The Wall Street Reform Act has gone way over the line to micro-manage community banks and make illegal the 3-year callable mortgage, which Canandaigua National introduced three decades ago and which permitted us to successfully deal with the major asset-liability mismatch problem that landed in the laps of Freddie and Fannie through their legacy as the financer of last resort for the 30-year fixed-rate mortgage. These long mortgage assets cannot be funded with core bank deposits that have a variable cost that moves with an inherent 3- year rate/cost cycle. This mismatch in time of rates/costs margin is what brought down the Thrift Industry in the late 80s where long duration mortgages with a yield fixed at 6% were funded with six-month CDs costing 16% for a loss margin baked in at minus 10%. In that time period, Canandaigua National solved the mismatch problem by introducing a 3-year callable (our option) (not 3-year "hard" maturity as oft misrepresented) mortgage amortized over 15 or 20 years. We have always offered to continue the mortgage with an interest rate attractively in the middle of the yield curve at the time in order to retain the mortgage on our books, and we never wanted or needed to call such mortgages. Our customers have always found the product fair and useful. The Wall Street Reform Act has made this effective solution to an age-old problem outright illegal without any rationale. The Federal Reserve using its authority under the statute, has allowed 5- to 10-year "callable" mortgages but not the 3-year callable, with no data or grounds which would support the distinction.

The Wall Street Reform Act goes to great lengths to specify what will and what will not be allowable documents to underwrite a mortgage file. We no longer can use a copy of the borrower's income tax return as a document generally relied upon to support earnings history for the self-employed who have no W-2 to offer as proof of income. Now, a Transcript of the tax return filed with the IRS is the only probative document. That the copy of the return gathered from the accountant or customer is any less reliable than that which is filed formally is silly. How could we have been in business for 125 years without the government mandating the information upon which we should make credit decisions? This micro-management of community banking by the government will restrict credit, make it more costly in time and money, and add another 10 pages to the closing documents that now number over one hundred to close a conventional residential mortgage. We will explore alternatives to simplify application of the requirements, because the people want to have access to competent bankers who will listen to them and monetize their dreams responsibly as we have done for 125 years. Stay tuned.

Add to that, the political crisis over the extension and expansion of the national debt which Congress made into an international issue in this election year despite the 196 prior instances where the extension was accommodated within a day or two as routine which caused much noise and turmoil, signifying nothing. The US debt was downgraded with a great deal of fanfare by one credit agency, predictions of financial disaster in the markets for Treasury Bonds and dire consequences for the dollar, plus a long list of national embarrassments announced by the media ended up the very next week with the price of Treasury's surging in price in response for the demand of an unsettled world which sought the peace of mind in that very downgraded USA debt backed by the most secure country and economy in the world (thank you, Federal Reserve.). The Media got it wrong again.

One bright spot in the new law is the change of the FDIC assessment basis for FDIC insurance. This was a welcome element on the legislative front which ended up with a lower cost for our Company by $1 million by virtue of the not-so-subtle shifting of responsibility for the assessment of a broader FDIC insurance base of $250,000 per account to the larger financial institutions. This shift was based on the net assets rather than the deposit liabilities which for the larger institution is a larger number. Considering the enormous benefit and competitive advantage that the largest financial institutions derive from their access to the insurance fund and too big to fail status, this is a small price for them to pay.

Acquisitions:

Online Brokerage Services (OBS) has been providing us, for several years now, with services with respect to a number of security products to supplement our array including access to the Dimensional Fund Advisors product group. In addition, OBS offers software products for fiduciary sub-accounting and the ability for financial institutions to offer brokerage and investment advisor services in competition with the largest financial institutions. OBS was offered for sale by its former owner, a credit union, in 2011. We submitted a bid for the business along with others, in particular a private equity firm. The private equity firm was the winning bidder.

We had determined that OBS offered a particularly good fit for us and we set about seeing if we could strike up a deal with the successful bidder, which we did, and this closed at the end of November 2011. Thanks goes to the determination of Joe Dugan, and the specific expertise of Larry Heilbronner and Steve Swartout to negotiate a much better proposition for all involved, including our new business partners. We have acquired a majority interest of 65% of the company with option to buy the balance. As for now, there is a period of several years for the accepted proposal to complete its earn outs; so for the time being, it will be business as usual with a much better prospect for growing the business in conjunction with our new private equity business partners.

Our Market Opportunities:

Out of the confusion and potential mayhem of 2011 sprang opportunities which developed right in our own marketplace, not the least of which has been the exit from the market of two large players, RBS Citizens Bank and HSBC (Hong Kong & Shanghai Banking Corporation), who announced they were withdrawing from the Rochester market. It will be recalled that HSBC acquired what was formerly Marine Midland Bank based in Buffalo, but which had a strong presence, indeed, today has the highest deposit share, in the Rochester metropolitan area (30%). Likewise, Citizens, owned by the Royal Bank of Scotland, now a part of the Bank of England, is scaling back staff from Upstate New York and taking with it the legacy of Rochester Savings Bank and Community Savings Bank both of which it had previously absorbed. Indeed, Charles Vita, our recent recruit, was Citizen's Regional President and has quite an interesting story to tell of its strategic withdrawal from the markets in the United States. Similarly, HSBC, returning a bare 7% return on equity in 2010, announced at the beginning of the year a reverse of its strategy of some 20 to 25 years in the making to withdraw from the retail presence in the United States while hoping to retain the commercial, international, and wealth management parts of its business. First Niagara Financial Group has been the successful bidder for all of the HSBC branches and now is in the process of going through the antitrust exercise of consolidating and selling off branches that may create an illegal concentration. Thus, by serendipity, within the next year or two, almost half of the deposit share in the Rochester market is going to undergo a painful transition as customers are asked to change their accounts over to new systems, which provides a marvelous opportunity for us as the only full-service, locally-owned, financial institution now in the market to provide a progressive community bank alternative solution.

In Florida, Canandaigua National Trust Company of Florida is beginning its third year with almost $50 million under management with more opportunity for those who would like to escape the negative tax environment of New York and also for new business originated in Florida for those customers wishing Wealth Strategy services from an experienced and stable fiduciary. To date we are on track to bring the company to profitability within the next 3 to 5 years.

Values, Choices, and Balance Sheet Equal Style (Be):

The opportunities presented to us in this market from every direction are rich and exciting. We will be able to successfully garner business and grow our enterprise because of the strength, performance and culture of our institution. I submit as we reflect on this past year in transition, back over the last 15 years, indeed, our anniversary upcoming of 125 years, this history is a study of intentional choices made by our founders and us as stewards, which is a wonderful legacy to behold and inspires us to continue. Our effectiveness has been sustained over the years by embracing time-honored banking principles of lending and investment, choices which symbolize an abstract, in effect, for the character of the institution, just as such choices we make as individuals become an abstract of our character and reputation individually. I have long given up trying to understand why some individuals and institutions make the choices they do, and certainly my ability to change those choices or influence them in any way, since it is inherently in the nature of humans to make choices individually. That said, we can marvel and rejoice in the human spirit, good and bad, and take note of that abstract of character in our dealings with others be they institutional or individual.

The strength of our institution has been enhanced by identified strategies which began to be formulated and assembled 15 years ago into a formalized strategic plan (Plan for Value 2010) starting with the setting out as the first order of business the values which we inscribed on our business cards and commit ourselves to live by personally and professionally. This sets, I would suggest, the priorities of what we think is important, which forms our focus for what we want to BE and what courses we want to undertake, and explains the choices that we have made and what others observe as our character and style of organization.

We translate our values into the structure of our balance sheet which is the foundation of how we achieve what we want to BE (first in non-financial terms) but how we are going to navigate through the maze of risks of all sorts as an institution in the eyes of our constituents: shareholders, customers, colleagues and, by extension, community. By focusing on what we want to BE rather than what we can have (in the financial sense), we are led to consider first a mission not defined in financial terms, but defined in terms of a focus on the growth of the community as job 1, then optimizing earnings as the second priority (not first), and finally our philosophy of investing our securities assets not used for direct lending for the primary purpose of providing a ready source of liquidity in the case of financial downturns, which will assure our continuation so as not to "lock up" as the larger banks did in 2008.

This is in stark contrast to the choices made by Wall Street which elevates maximizing of quarterly earnings and stock price over the notion of what is best for the long-term growth of the community (customer/client/human equity) and focuses aggressively on the investment of assets to maximize earnings (quarterly) through trading on one's own account in a broad range of markets with their attending expanded risk to speculative markets.

Over the years and more recently with greater understanding of banking and finance as a system (largely human in nature), and its elements and feedback loops, we acknowledge the distinct choices (values to balance sheet) discussed above lead us to understand that our success is due to the culture that our mission statement reflects, which is of an organization based on enduring values and principles which allows for infinite flexibility and adaptability in the field of application as it develops in fact, even if not as exactly planned. We also understand that constant attention to organizational development of our individuals and team collaboration is the key to that nimble dynamic which, in turn, reflects our personal commitment as officers and supervisors to our employees and to ourselves.

This approach to a business model, which focuses first on its humanity and character rather than its finances, is truly distinctive. It is the key to what differentiates us and which allows us to change a good financial performance to a celestial one, relatively, speaking for the conditions in which we find ourselves. Our approach has proven its efficacy in the battle of the last five years of the Financial Crisis (2007–09) with consistency and grace—balancing growth, return and treatment of clients and staff alike with the utmost understanding and concern.

This expression of philosophy and choice is not the same as a curriculum content that would lead to a Master's in Business Administration (MBA) or what drives Wall Street in the marketplaces despite their lip service to its elements, but is what differentiates us as an institution. The customer/client sees it, feels it ,and knows it as is "anecdotally" conveyed to me and to everyone of us associated with CNC, whether it be the conversation I had with a member of our custodial staff the other night or to the mail room in the basement of the Operations Building, everybody says, "they love working here," or from the response of our current ad on TV featuring Frank which has caused more positive comments to me than any other ad that we have shown on TV in the last 10 years.

The "Chosen Spot" for Canandaigua National:

For us, it is the Finger Lakes Region, truly the chosen spot, which we as an institution are now defining as our market. The Finger Lakes Region constitutes the second largest economy in the State. Truly it is a chosen spot in which to pursue banking with a resilient economy brimming with opportunity and possibilities. The Region has recouped 98% of the jobs lost since the 2008 turmoil; compare to 46.3% for the state and 34% for the country! Yes, sadly Kodak has just filed for Bankruptcy Reorganization, and over the past 30 years has waned to fewer than 7,000 from 61,000 jobs here when I first came to the Bank. But the community itself during this period gained a net of 90,000 jobs on top of that which in no small measure sustained our recent growth over the last decade or so and which tripled our size and quadrupled our earnings as reflected in our 4-to-1 stock split declared during the last quarter of 2011.

From the vantage point of the Board of the University of Rochester Medical Center (where I am the chair-elect, chair for 2013-14), we have observed the influx of investment and research grants of more than $1.9 billion in the last five years fueling what is now the largest employer in the Region. And since 1996, there have been 51 start-up companies (38 still active) based on U of R technologies. From our vantage point of the Monroe Fund in which we were an early adopter of this venture capital fund now in planned distribution, we had a front-row seat to the "phoenix"-like rise from the ashes of the transitioning of this economy from the big three players who dominated the scene to the "new knowledge" based economy of 100 new companies which have replaced them here, many of whom are reflected in our own growth of balance sheet.

But there is yet another asset in this Region's mix which continues and that being the amenities inspired by Eastman Kodak's founder to underwrite the culture of the region. This continues in the form of the recently completed expansion of the facilities of Kodak Hall at the Eastman Theater and the Eastman School of Music (where I Chair the Board of Managers) in which we participated and helped underwrite over the last decade and for which we have just announced the underwriting of the Rochester Philharmonic "Pops" for the next five years, plus many other similar enterprises which add to the quality of life we enjoy.

Systems, Four Dimensions, and Human Capital:

This business is thought of as being a static model made up of impressive facades of marble and brass and governed by a rigid regulatory process oft presented as a two-dimensional world of paper charts and laptops, when, in fact, for all of history it has been, in essence, a four dimensional reality: a three dimensional world and the fourth dimension being time! This is not a static business at all, but dynamic in every respect and is as free wheeling as the human nature can imagine it to be. It is in the human's nature that permits us to synthesize multiple factors at once and imagine the impossible as possible from which is derived — what we know to be the productive potential of people which scholars estimate to constitute 75% of the GDP and which they attributed to its "human capital." Let's expand our focus to include all that we know, can image and beyond (the unimaginable), and see the expanded array of possibilities and know that those who open their minds will likely be most successful. This notion of the apparent limitless creative capacity of the "human system" and its elements is the basis of our inclination to give the widest discretion to those most proximate to the application in the field (officer, teller on the line, staff) and restrict our input to guidance which informs and encourages individual judgment, not to restrain it or substitute for it, since we by definition do not have the benefit of knowing the details of the situation in the field of application.

That is why in our Human Resources Department we have an organizational diagram on the wall with everyone's name on an upside down pyramid with the base at the top as being the most important because those named there are the main interface between our customers and our staff. In this way, all 450 of our full-time equivalents have a part to play in the production of the consumer's value proposition.

We accept that all at the top addressing the multitude of issues posed by our customers/clients and the executive functions as the foundation of support at the base really are **improvising on a theme** of financial services as we address the special circumstances of each unique person in front of us. We do this by listening carefully and adding value to the customer's experience by being responsive to their perceived needs as well as their actual problems, and have fun doing it. Tina Fey, the brilliant comedy writer (SNL, 30 Roc), Producer, Director and Actor turned management guru, says it best in her book, Bossypants, a management primer on how to manage a creative staff by application of "The Rules of Improvisation" known to theater people everywhere and which I apply every day in my role as CEO as learned during my years as a member of the Company at Bristol Valley Playhouse.

Simply by giving human ingenuity a chance to flower, there can be no mistakes, only opportunities for **happy accidents** which arise out of the "improvising on a theme". Fey indicates: Rule #1: AGREE and say YES (respect what your partner has created). Rule #2: not only yes, but YES, AND then add something- contribute (make sure you're adding something to the discussion). Rule #3: MAKE STATEMENTS—a positive way of saying: "Don't ask questions." (whatever the problem, be part of the solution). This leads to the 4th and Best Rule: THERE ARE NO MISTAKES only opportunities for beautiful, HAPPY ACCIDENTS! Many of the world's greatest discoveries, of course, have been by accident: Penicillin, Vulcanized rubber, Coca-Cola and Quantum Mechanics spring to mind. (Fey, T. (2011)) [i]

In this fashion by encouraging our staffs' **ingenuity to seize the moment**, if you will, we can access markets of individuals to the greatest degree to set up the opportunity for "purposeful investment," be that in lending or managing investments, where the choice and responsibility merge to be good stewards of the intermediary and investment process. This process inevitably involves moving excess liquidity from one segment of the community to another, from those who are over 50 and have it, to those who are under 50 and can use it to build businesses and families — providing other comprehensive financial services to those so engaged.

Over the last 10 years or more, we have effectively institutionalized these strategies gathered over time in a way that few banking organizations have been successful in doing, and it is these ideas and principles that are never out of fashion, though often forgotten, and thus thought to be new when they are (re)discovered. Thus, each institution in the beginning has a fundamental choice to make of what it will BE: 1. essentially adding value by underwriting human activity for productive purposes, or 2. setting out to make the most money in the shortest period of time, cash out and then exit the field (no recourse.) After all, caveat emptor—let the buyer beware, is a short-term strategy, a zero sum game! We really are about number "1"—underwriting purposeful human creative activity!

[i] Fey, T., (2011). Bossy pant. New York: Little Brown and Company.

Fair Shot, Fair Share, and Same Rules:

We subscribe to President Obama's clarion call of the other night to the nation. Of course, everyone has a different understanding of what is "fair" and what "same rules" means. As with a card game of bridge or poker, each is dealt the "same" number of cards which is adjudged to be "fair" because it is in accord with the "rules." How skillful/lucky we are in playing the hand dealt determines each of our scores (fortune) which is "fair" since it is in accord with the "rules" of the game/enterprise. **Wealth distributed does not create wealth** any more than equalizing the scores or "pot" at the end of the card game which, of course, functions to negate the stated point of the game apart from the pleasant company and pleasant surroundings. Data easily obtained from the IRS website (irs.gov/tax/stats) shows that the share of average after-tax income in dollars for households and the share of federal income taxes liabilities by percentage since 2000 has shifted the burden of the tax to the same highest earning households more than those in the middle and low levels. The distribution by accumulative percentile of share of income tax paid and share of adjusted gross income available/gathered to share in for 2007 are spread below:

Year 2007

Top Accumulative Percentile	.1%	1%	**2%**	3%	4%	5%	10%	25%	50%	B50%
Income Floor (000)	$1,750	$410	**$252**	$207	$178	$160	$113	$67	$33	na
Share Income Avail	12%	22%	27%	32%	35%	37%	48%	69%	88%	12%
Shr. Tax Paid	20%	40%	48%	54%	58%	61%	**71%**	87%	97%	**3%**
Year 1980							**50%**			**10%**

Since the mid 1970s, when Barber Conable, the Minority Leader of the Ways and Means Committee of the House, told me the general distribution of income taxes were the top 10 % paid 50% of the taxes and the bottom 50% of returns paid 10% of the taxes, there has been a substantial increase of the share of dollars of taxes paid by the top 10% to **71%** and a lowering of the share paid by the bottom 50% to **3%**. The line that President Obama has drawn in the sand at an income of $250,000 is here shown to be at the top 2 percentile as often quoted who bear nearly half of the tax burden. I will leave to you the question of "fairness." My intention here is to supply information which is not reported in the popular media of the share of the tax burden undertaken by the most fortunate along side of the share of the income which is available/gathered by those so fortunate. This tax program, started in 1913, was designed to be progressive and is commonly rationalized simply by the notion that the upper percentiles have access to most of the money, which as a group is seen not to be borne out by the data above where the top "2% ers" gather a tad more than a quarter (27%) of the adjusted gross income (AGI) available, but pay the better part of twice that in the share (48%) of income taxes paid.

The temptation is to raise the tax RATE to raise more tax revenues which seems logical on the surface, but has been found time and again not be true but is only 10% effective after factoring the human response of finding alternative behaviors, such as not transacting business (sale of stock) or just moving out of the jurisdiction. It has been established that tax revenues rise with the growth of the GDP with a 90% correlation as they did during the Clinton Administration in the mid 1990s, when surpluses occurred. Better to eliminate deductions such as for residential mortgage interest or local taxes which will raise revenues without a disincentive for gathering of marginal income/bonus triggering a higher bracket and the like.

In 2013 the Bush tax cuts lapse, and taxation of dividends will revert to being taxed as ordinary income, generally double the 15% rate currently assessed on qualified CNC dividends. Much has been made of candidate Romney's effective 15% federal bracket because his income is mostly from dividends from investments. This lapse, if allowed to happen unchecked, reverses sound tax policy which finally was set straight by Bush nearly a decade ago. The 15% you pay on your CNC qualified dividends has already been taxed once at 30% at the corporate level which is our effective corporate tax rate. This income stream then is taxed TWICE, amounting to the sum of the two levels for an effective rate of 45% putting it on a par with ordinary income tax rates, which is good tax policy since it does not introduce a bias among categories of income favoring one activity over another! If there is no change by Congress, the effective rate for the two levels, corporate and individual, will likely be for us 30% + 30% = 60% effective for dividends, significantly more than the rate applied to ordinary income.

Why should the "wages" of capital investment be taxed at a higher rate than wages from labor? Answer: There is no good reason, but many bad ones: it cuts the after-tax cash return in half, effectively lowers the net return and thus market value of the investment therefore, and tends to leave less capital in the company to promote growth to the extent the dividend distribution from profits must be increased to offset (restore return) the effect of the increased tax. This process inherently undermines investment which is the principle multiplier of human unit labor productivity which funds better wages and drives GDP, the key to real new tax revenues.

Remember **corporations do not pay taxes; they collect them for the governments and add them to the cost of goods sold.** They must be recovered in the price of the goods sold to maintain profits to a level of return (ROE) net of taxes attractive to shareholders. It's just math, folks, and this analysis is in the record books; sadly we actually pay people to administer this badly! I covered this in these spaces with you over a decade ago when they finally got it right!

Conclusion:

We have touched upon a number of themes important to the conduct and success of our enterprise, they are: historical context, our role in society, 2011 performance, accounting methodologies, human equity as capital, comparisons to peers, 125 years and counting, executive transitions, retirements, reorganizations, acquisition of talent and businesses, regulation tsunamis, market opportunities, values/choices (style & risk) and balance sheets, human nature dominates finance, capitalism & added value, improvisation-ingenuity & happy accidents, importance of principles to sustainability, collaboration, our Chosen Spot and bright prospects, and taxation mechanics and policy.

I would submit that at the root of the public's widespread misunderstanding of our Banking System, especially our version of it, is the confusion between what the media reports (national averages and getting it right) with what has been the particular experience of the Rochester Region which constitutes our primary, if not sole, market. That is, this is about maintaining a clear distinction between the calculations of the average of data points gathered elsewhere that makes up an average that fits no one in fact. We read the headline; we assume it is universally applicable to us when the subprime mortgage debacle was really isolated pretty much in Florida, Arizona, California, Nevada and Detroit. Yet, the other 45 states felt the impact **psychologically**. It was that psychology that caused in large part the great Recession that spread throughout the rest of the U.S. economy with the impact of reduced sales, less optimism, and lower spending coupled with growing conservative attitudes leading to increased savings throughout the country in a well understood dynamic in reaction to any crisis.

The experience for us at CNC and the Rochester Region was at no time "subprime" and at no time reflective in general of the malaise (speculative bubble) in the U.S. economy, nor has it been reflected in the performance of CNC in each of the last five years of increased operating earnings and growth of this institution compared with the industry as a whole which is still in shambles as we speak. Certainly, the ongoing "disfunctionality" of governments in Europe is given full vent by the media, continues to frighten and unsettle the world, but has very little to do with our operations in this market. This dynamic illustrates how there are always pockets of prosperity, and the opportunity in the face of terrible circumstances in other places featured in the headlines, and these headlines are not necessarily reflective of our true opportunities, our experiences or our performances, or even our attitudes and prospects for the future, all of which for us are bright.

I am hopeful that this discussion and understanding of the importance of the principles touched upon encourages us to focus upon them and maintain them so as to support our culture which distinguishes our organization and approach to a business from the "headliners" in our industry and which is highly misunderstood by the public and most regulators who see compliance with rules made by others as the engine that drives success rather than our good judgment applied to time-honored principles of underwriting the growth of our community in innovative ways and whose workings are a necessary component to sustain any civilized society.

That we are local and committed to the community and its people are essential and distinguishing articles of faith. There is and always will be a place for small institutions such as ours which are crucial to the practical underwriting of the freedoms of this nation and which is a reflection of the liberty and independence that we cherish. Because without the access to financial services, credit and capital, then the human imagination (the wealth spring of GDP) will be captive of processes and structures which unwittingly squeeze out consideration of the genius and creativity of the human nation itself which is a greater limitation on the realization of possibilities and prospects. This is because it is the ingenuity and the freedom of the human spirit which is the source of all creativity and growth which requires access to capital based on the strength of an idea and the capacity of its sponsor which can be monetized by a community banker who can give force, effect and tangibility to something that is essentially intangible in its origin, but recognizable by an experienced judgment of character and capacity of individuals. WE are the "midwife" of this creative birthing process; the sine qua non of constructive societies of the world which underpin our success, culture and assure our relevance and prosperity in these matters well into the future.

The Financial Crisis 2007–2009 and the recovery beyond we are now undertaking has been a great opportunity to view, contemplate, and hopefully learn from these times the prominent role of human character in the functions and the solutions to deal effectively with future distresses which are sure to come, but which our business model and our deliberate choices have met with success and strength—truly tried, and found to be true—for now 125 years and counting.

Of course, the true equity of our enterprise is the human equity of a remarkable gathering of wonderful individuals who all have a contribution to make and the collaboration of each of them with our customers and clients from which a distinctive value proposition has sprung much to the benefit of the Community at large. As community bankers, we will continue our mission, in spite of government, by offering comprehensive financial services to individuals, be they growing families or businesses; through education, advice and financial resources (deposits) intermediated between generations in order to underwrite the success of the individuals and institutions who are our clients now and to their children and grandchildren in the future.

Thank you for the opportunity to serve and for your continued support.

Very truly yours,

George W. Hamlin IV

George W. Hamlin, IV
Chairman and CEO

February 14, 2012



A message from
Frank H. Hamlin, III,
President

To Our Shareholders:

This is my first report to you as President of this wonderful organization. The past year has proven to be a year of profitable success with a great group of people. As the Chairman and CEO has written at length on the financial results, tax policy, accounting principles, and the political, legislative, regulatory, and economic factors this organization has and will continue to face, I will endeavor not to go into that again here. Instead I want to merely draw your attention to some of my observations.

My first thought relates to the enormous talent the organization is fortunate to have. I've had the opportunity to observe the executive and senior management teams move with magnificent skill, grace, and ingenuity; and do so under intense time constraints. For example, consider the acquisition of Online Brokerage Services, previously mentioned in the Chairman's letter. This acquisition is tied to a number of our strategic initiatives such as securing our conduit for unique investment opportunities as well as providing additional non-interest income revenue potential. The flexibility and creativity in structuring this deal can only be attributed to the high caliber of our executive team and the talent whom they support.

This year we also overhauled our Online Banking platform in order to expand the experience and functionality of this channel. We are now able to provide an experience for the customer which is more akin to the personal service that is expected of us in the branches. This enormous task touched approximately 40,000 online customers. We learned much from this experience, and as you may know, aspects of the conversion did not go as smoothly as we intended. Nonetheless, the scope and scale to which our people rose up and met the customer and technical challenges upon "going live" was simply amazing. With a different culture, repercussions would have been much different. We made lemonade out of the situation, as demonstrated by the fact that our customer attrition numbers were in fact better than last year. We took the time to communicate with our customers on an individual basis. Customers do not expect the CEO, President, Executive Vice Presidents, and Senior Vice Presidents of the organization to call them up and assist them with their online experience; we did just that, and our customers told us that is why they choose to do business with us!

In light of key retirements, we were faced with filling some large shoes in 2011. Nonetheless, we have made some adjustments in our management structure which appears to be a great success. Due to the significant depth of bench, as well as CNC's cache within the community, we were able to fill those gaps with high-quality individuals both from within the organization and the greater community. It should be noted that our competitors graciously assisted us this year by demonstrating their lack of vision and loyalty by pulling out of the market. Their talent now comes to us as not only a preferred employer yet also as a bastion of stability.

Due to our increasing size and complexity, there now appears to be an opportunity to realign ourselves in terms of what we do and how we do it with an eye to the future. It is clear that this organization has always been shifting in structure in order to function more efficiently and effectively, and this process will certainly increase as we become more complex and diversified in focus. Moving forward, amidst a greater understanding of the role and importance of our online channel as well as digital communication as a whole, we remain ever vigilant and focused on not allowing structural considerations to get in the way of remaining flexible. This mindset is crucial in providing products and services that are useful to our customers and do so in a manner that is in accordance to their preferences.

A greater focus on communication must occur as the organization grows. Our foot print includes 29 different physical locations which is an indicator of our success. However, this also creates an impediment to easy, spontaneous, and free-flowing communication between all of the people of this organization. We are combating this through the creation of synergy groups across the various functions. There is also renewed focus on the manner in which technology can be leveraged to break down the walls that will continually develop as a consequence of our geographic diversity.

In summation, we are living through a challenging yet exciting time with great opportunity presented through an unusual economic environment that is coupled with enormous turnover in competition, as well as a paradigm shift in what customers expect from their financial institution and the channels through which they choose to interact. We are well positioned in our brand, culture, and the communities in which we serve to leverage these opportunities and continue to deliver comprehensive financial services as we strive forward another 125 years.

I thank you for the opportunity to be a part of this wonderful community endeavor and look forward to the adventures that lay ahead.

Very truly yours,

Frank H. Hamlin, III
President

CANANDAIGUA NATIONAL CORPORATION

72 South Main Street
Canandaigua, New York 14424
Phone: 585-394-4260 or
1-800-724-2621
Fax: 585-394-4001
Internet: www.cnbank.com

2011 Annual Report

Table of Contents

Annual Meeting:

The Annual Meeting of Shareholders of Canandaigua National Corporation (the Company) will be held at the Main Office of The Canandaigua National Bank and Trust Company, 72 South Main Street, Canandaigua, NY, 14424, April 11, 2012, at 1:00 p.m.

Form 10-K:

Copies of the Company's Form 10-K Annual Report and the Company's Code of Conduct are available without charge to shareholders upon written request to: Steven H. Swartout, Secretary, 72 South Main Street, Canandaigua, New York 14424. Copies are also available at the website of the Securities and Exchange Commission (www.sec.gov) and by link from the website of the Company's subsidiary The Canandaigua National Bank and Trust Company (www.cnbank.com/your_bank/cnc_financials).

Forward-Looking Statements

This report, including information incorporated by reference, contains, and future filings by Canandaigua National Corporation on Forms 10-K, 10-Q and 8-K and future oral and written statements, press releases, and letters to shareholders by Canandaigua National Corporation and its management may contain, certain "forward-looking statements" intended to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When used or incorporated by reference in the Company's disclosures and documents, the words "anticipate," "believe," "contemplate," "estimate," "expect," "foresee," "project," "target," "goal," "budget" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act. Such forward-looking statements are subject to certain risks discussed within this document and the Company's most recent Annual Report on Form 10-K. These forward-looking statements are based on currently available financial, economic, and competitive data and management's views and assumptions regarding future events. These forward-looking statements are inherently uncertain, so should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, projected, targeted, or budgeted. Certain matters which management has identified, which may cause material variations are noted elsewhere herein and in the Company's other publicly filed reports. These forward-looking statements speak only as of the date of the document. We expressly disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein. We caution readers not to place undue reliance on any of these forward-looking statements.

We present below a summary of selected financial highlights to help you see a snapshot of our performance for the past five years. (All share and per-share information has been adjusted to reflect the 4-for-1 stock split in 2011). This and all information concerning our financial performance should be read in conjunction with the following Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the Consolidated Financial Statements and Notes thereto. These sections help to provide context for the information you see here.

Financial Highlights
(Dollars in thousands except per share data)

		2011	% Change	2010	2009	2008	2007
Income Statement Information:							
Net interest income	$	61,473	0.5 %	61,141	54,374	47,485	40,976
Provision for loan losses		3,775	(38.6)%	6,150	4,345	3,805	2,375
Other income		28,808	7.8 %	26,721	24,770	22,454	15,834
Operating expenses		64,403	11.3 %	57,851	54,204	47,243	37,297
Income taxes		6,178	(0.4)%	6,205	5,401	4,958	4,680
Net income attributable to CNC		16,312	(7.6)%	17,656	15,194	13,933	12,458
Balance Sheet Data:							
Total investments [(1)]	$	284,139	4.3 %	272,336	280,797	261,149	269,990
Total loans, net		1,276,426	7.3 %	1,189,221	1,145,707	1,076,620	910,870
Total assets		1,761,470	6.0 %	1,661,504	1,566,000	1,419,037	1,256,349
Total deposits		1,546,610	5.0 %	1,473,330	1,377,697	1,228,907	1,060,533
Total borrowings [(2)]		51,547	(0.6)%	51,877	61,388	77,406	93,909
Total stockholders' equity		135,780	9.7 %	123,794	111,735	100,438	92,208
Average assets		1,695,327	4.2 %	1,627,113	1,535,224	1,329,056	1,229,664
Average stockholders' equity		128,393	10.0 %	116,696	104,196	95,004	85,962
Asset Under Administration: [(3)]							
Book value (cost basis)	$	1,726,172	4.1 %	1,658,111	1,591,943	1,573,960	1,034,737
Market value		1,858,130	1.5 %	1,830,549	1,651,777	1,450,021	1,193,068
Per Share Data:							
Net income, basic	$	8.64	(7.6)%	9.35	8.06	7.36	6.54
Net income, diluted	$	8.48	(7.8)%	9.20	7.93	7.24	6.41
Cash dividends	$	2.87	5.5 %	2.72	2.47	2.25	2.00
Book Value	$	71.95	9.8 %	65.54	59.33	53.21	48.61
Closing stock price [(4)]	$	129.22	34.8 %	95.85	81.78	78.98	81.17
Weighted average share - diluted		1,923,777	0.2 %	1,919,192	1,917,512	1,926,044	1,942,872
Other ratios:							
Return on average assets		0.96 %	(11.9)%	1.09 %	0.99 %	1.05 %	1.01 %
Return on average equity		12.70 %	(16.1)%	15.13 %	14.58 %	14.67 %	14.49 %
Return on beginning equity		13.18 %	(16.6)%	15.80 %	15.13 %	15.11 %	14.91 %
Dividend payout		33.84 %	14.8 %	29.48 %	31.23 %	31.10 %	31.19 %
Average equity to average assets		7.57 %	5.6 %	7.17 %	6.90 %	7.15 %	6.99 %
Net interest margin		4.05 %	(4.9)%	4.26 %	4.10 %	4.10 %	3.77 %
Efficiency [(5)]		70.02 %	8.2 %	64.71 %	67.14 %	66.04 %	65.34 %
Employees (year end)							
Total		501	4.2 %	481	459	430	386
FTE's		441	8.4 %	407	379	363	331

[(1)] Includes the Company's required investment in Federal Reserve Bank stock and Federal Home Loan Bank stock.
[(2)] Includes junior subordinated debentures.
[(3)] These assets are held in a fiduciary or agency capacity for clients and are not included in our balance sheet. Beginning in 2008, the figures include our subsidiary Genesee Valley Trust's assets under administration.
[(4)] For the respective year, price is based upon last sealed-bid auction administered by the Bank's Trust Department. Due to the limited number of transactions, the prices may not be indicative of the actual market value of the Company's stock or prices on OTC.BB.
[(5)] Operating expenses, exclusive of intangible amortization, divided by total revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

   The Management Discussion and Analysis (MD&A) is intended to provide, in one section, historical and prospective material disclosure enabling investors and other users to assess the financial condition and results of operations of the Company, with particular emphasis on our prospects for the future. It is intended to give you an opportunity to look through the eyes of your Company's management (we/us) by providing both a short-term and long-term analysis of our business. On the following pages, we will discuss the dynamics of our business and analyze our financial information through text and tables. (Dollar and percentage changes are calculated before rounding.)

   Throughout this and other documents we prepare from time to time, we include our predictions (or "forward-looking information"). Of course, any discussion of the future is subject to many risks and uncertainties, and, while we seek ways to manage these risks and develop programs to control those we can, we ultimately cannot predict the future. Our actual results may differ materially from those indicated by our forward-looking statements. Significant risks and uncertainties affecting our business are enumerated below.

- The strength of the United States economy in general and the strength of the local economy in particular; general economic conditions, either nationally or locally could be less favorable than expected, resulting in, for example, a deterioration in credit quality of assets;
- The effects of and changes in United States trade, monetary, and fiscal policies and laws, including and most importantly, the interest rate policy of the Federal Open Market Committee (FOMC) of the Federal Reserve Board, which can have an immediate and significant impact on earnings;
- The impact of changes in laws and regulations governing financial services and public companies, including laws, regulations, and rules concerning taxes, accounting, auditing and reporting standards;
- The impact of the imposition of legislative or regulatory price controls on financial transactions;
- The cost of compliance with governmental regulations, particularly as a result of passage of *The Dodd-Frank Wall Street Reform and Consumer Protection Act* ("Financial Reform Act")
- The impact of technological changes;
- The development of new products, their competitiveness, and their acceptance by customers;
- Changes in commercial and consumer spending and saving habits;
- Changes in demographics within the Company's market area;
- The commission of fraud by customers and non-customers against the Company; and
- Our success in managing these risks.

OVERVIEW

   Mr. Hamlin's message to shareholders in this Annual Report provides a further overview of the Company's 2011 results. He includes a discussion of the economy, the banking industry, the regulatory environment, and their impact on the Company.

   During the year we celebrated a number of significant corporate activities. Among those are the following, which impacted our financial results for the year:

- Acquisition – On November 30, 2011, we acquired a majority interest in WBI OBS Financial, LLC (WBI), a company formed to concurrently acquire OBS Holdings, Inc. (OBS). OBS, an Ohio-based company, provides investment sub-advisory services to the Bank and several other financial institutions, primarily community banks and credit unions, and has approximately $900 million in managed assets. The results of WBI's consolidated operations are included in our Consolidated Statements of Income from the date of acquisition. WBI reported an approximate $1.1 million loss since acquisition, which was a result of merger-related legal and advisory expenses, which is reflected in Operating Expenses.

- Stock sale-On November 22, 2011, a sealed-bid public auction of our stock yielded a new average price of $129.22, up 16.1% in one quarter over the previous price of $111.34 set in August, 2011. This increase resulted in a pre-tax $2.2 million upward adjustment to our Stock Appreciation Rights Plan liability, which is reflected in operating expenses.

- Financial Holding Company Election-On November 21, 2011, the Company's election to become a Financial Holding Company (FHC) became effective. As a FHC the Company may engage in activities that are financial in nature or incidental to a financial activity. The FHC election permits the Company to engage in a wider range of business activities.

- New office-On October 24, 2011, on Latta Road in the Town of Greece, New York, the Company opened its newest banking office. This 3,100 square foot building has three drive-up lanes and a drive up ATM. It is designed to simulate the appearance of an early 20th century grade-school in conjunction with the historical architecture of the area.

- Stock split-On September 14, 2011, shareholders approved a 4-for-1 forward stock split and charter amendment to affect the split by increasing the Company's total number of authorized shares from 8,000,000 to 20,000,000 shares and increasing the authorized number of shares of common stock, thereunder, from 4,000,000 to 16,000,000 shares, while concurrently reducing the par value per share to $5.00 from $20.00. All share and per-share information has been adjusted to reflect the split.

Financially, for the year ended December 31, 2011, we reported net income of $16.3 million compared to $17.7 million for the year ended December 31, 2010, and $15.2 million for the year ended December 31, 2009. Diluted earnings per share for each of these years were $8.48, $9.20, and $7.92, respectively. The major components of these results, which include net interest income, provision for loan losses, other income, operating expenses, and income taxes, are discussed below.

Net interest income

Net interest income is the difference between the interest and dividend income earned on loans and investments and the interest expense paid on deposits and borrowings. Net interest income is the Company's principal source of earnings, comprising approximately 70% of total revenues. Net interest income is affected by a number of factors, including the level, pricing and maturity of interest-earning assets and interest-bearing liabilities, interest rate fluctuations and asset quality, as well as general economic conditions and regulatory policies.

As we entered 2011, we saw our local economy was slowly recovering, and the national economy was showing signs of improved performance. However, with slow growth, high unemployment, and little prospect for significant inflation, the FOMC signaled its willingness to maintain short-term interest rates at historically low levels. Furthermore, its second round of quantitative easing was expected to keep long-term interest rates low for some time. Accordingly, we believed general market interest rates would reflect improving conditions, but not begin to rise until the fourth quarter at the earliest. As rates began to rise we expected the yield curve would flatten out (lower spread between short and long term interest rates). The occurrence of both of these would lead to reductions in our net interest margin and interest rate spread. However, notwithstanding these reductions, we expected to continue to modestly grow the balance sheet. Thus, even with shrinkage in margin and spread, the volume growth would lead to higher overall revenues in the form of net interest income.

Our predictions of an improving economy were accurate. However these improvements were comparatively weak. As a result, the FOMC kept the fed funds rate historically low at its target range of 0.00% to 0.25% (one quarter of one percent), and announced in mid 2011 that it expected rates to remain historically low through mid 2013 (amended in January 2012 with a through date of 2014). With rates thus remaining low for all of 2011, our asset yields declined significantly due to refinancing of existing loans and originations of new loans at lower rates than those maturing. Funding costs also decreased, but to a lesser extent, since these were already low. Additionally, in the first half of the year, we experienced low net loan growth and a high level of investment security calls, leading us to invest liquid funds in fed funds sold, yielding a meager 25 basis points. Following the FOMC's announcement mid-year, we embarked upon a multi-loan portfolio effort to increase originations of short- to medium term- duration, higher yielding loans to replace low yielding fed funds. These efforts were most notable in the fourth quarter of 2011 and will carry into 2012 in the form of higher net interest revenues. As a result of slow loan growth in 2011, total net interest income on a taxable equivalent basis was flat relative to 2010. Net interest margin fell 20 basis points year-over-year to 4.05%. The interest rate spread fell 17 basis points to 3.92% mainly due to growth of non-interest bearing deposits.

For 2011, tax-equivalent net interest income grew less than $0.1 million. Impacting these results was a $76.3 million (5.0%) increase in average earning assets, mostly in low-yielding fed funds sold, and a $37.6 million (2.9%) increase in average interest-bearing liabilities. During the year, the tax-equivalent yield on earning assets fell 47 basis points to 4.79%, while the cost of interest-bearing liabilities fell only 30 basis points to 0.87%. The combination of these reductions led to a 17 basis point decline in net interest spread (the difference between rates earned and rates paid). Net interest margin (net interest income divided by average earning assets, or balance sheet profit margin) fell to 4.05% from 4.26%.

In 2010, tax-equivalent net interest income grew $6.6 million or 11.3%. Contributing to this increase was a $101.5 million (7.2%) increase in average earning assets, and a $66.0 million (5.3%) increase in average interest-bearing liabilities. During the year, the tax-equivalent yield on earning assets fell 30 basis points to 5.26%, while the cost of interest-bearing liabilities fell an even greater 50 basis points to 1.17%. The combination of these reductions led to a 20 basis point improvement in net interest spread (the difference between rates earned and rates paid). Net interest margin (net interest income divided by average earning assets, or balance sheet profit margin) grew to 4.26% from 4.10%. The two following tables analyze the components of net interest income.

The following table provides additional details of net interest income and shows average balances, tax-equivalent interest earned or paid, and average rates for the years ended December 31, 2011, 2010, and 2009. Taxable securities include the Company's required investments in Federal Reserve Bank Stock and Federal Home Loan Bank Stock. The mark-to-market adjustments on securities available for sale are included in non-interest-earning assets. Nonaccrual loans are included in the average balances of loans. Non-interest-bearing demand deposit accounts are included in non-interest-bearing liabilities. Borrowings include junior subordinated debentures. Tax-exempt interest includes a tax equivalency adjustment of $3,342,000 in 2011, $3,646,000 in 2010, and $3,811,000 in 2009. A marginal federal income tax rate of 35% was applied in each year. Interest on loans includes a deduction for net deferred loan costs of $2,067,000 in 2011, $2,043,000 in 2010, and $1,885,000 in 2009. (dollars in thousands).

Average Balances and Interest for the Years Ended December 31,

	2011 Average Balance	2011 Interest	2011 Average Rate	2010 Average Balance	2010 Interest	2010 Average Rate	2009 Average Balance	2009 Interest	2009 Average Rate
Assets									
Interest-earning assets:									
Interest-bearing deposits with others	$ 1,301	$ 24	1.84 %	$ 1,104	$ 36	3.23 %	$ 1,457	$ 58	3.95 %
Federal funds sold	145,509	354	0.24	87,203	207	0.24	49,254	118	0.24
Securities:									
Taxable	58,541	1,505	2.57	48,373	1,547	3.20	30,190	1,286	4.26
Tax-exempt	214,985	9,773	4.55	224,272	10,750	4.79	235,300	11,418	4.85
Loans, net	1,178,132	64,907	5.51	1,161,172	67,571	5.82	1,104,422	66,107	5.99
Total interest-earning assets	1,598,468	76,563	4.79	1,522,124	80,111	5.26	1,420,623	78,987	5.56
Non-interest-earning assets	96,859			104,989			114,601		
Total assets	$ 1,695,327			$ 1,627,113			$ 1,535,224		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand	$ 155,688	146	0.09 %	$ 139,158	255	0.18 %	$ 121,357	270	0.22 %
Savings and money market	690,440	1,831	0.27	636,590	2,319	0.36	564,923	3,291	0.58
Time deposits	449,404	6,866	1.53	476,486	9,539	2.00	490,632	13,682	2.79
Borrowings	51,575	2,905	5.63	57,256	3,212	5.61	66,565	3,559	5.35
Total interest-bearing liabilities	1,347,107	11,748	0.87	1,309,490	15,325	1.17	1,243,477	20,802	1.67
Non-interest-bearing deposits	207,551			187,957			173,042		
Other non-interest-bearing liabilities	12,276			12,970			14,509		
Stockholders' equity	128,393			116,696			104,196		
Total liabilities and stockholders' equity	$ 1,695,327			$ 1,627,113			$ 1,535,224		
Interest rate spread			3.92 %			4.09 %			3.89 %
Net interest margin		$ 64,815	4.05 %		$ 64,786	4.26 %		$ 58,185	4.10 %

The rate/volume analysis below is meant to show separately the relative contribution that changes in rates and in volume (balances) have on total tax-equivalent net interest income year over year. By looking at these components separately, we can identify the sources from which revenue growth arises - changes in balances or changes in rates. Because each component requires different management techniques, for example: customer demand in the case of balances, and market interest rate changes in the case of rates, separating them gives us a clearer view for analyzing our results. In deriving the information, volume changes are computed by multiplying the balance difference by the prior year's rate. Rate changes are computed by multiplying the rate difference by the prior year's balance. The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

	2011 compared to 2010 Increase/(decrease) Due to change in Volume	Rate	Total	2010 compared to 2009 Increase/(decrease) Due to change in Volume	Rate	Total
Interest-earning assets:						
Interest-bearing deposits with others	$ 6	(18)	(12)	$ (13)	(9)	(22)
Federal funds sold	142	5	147	90	(1)	89
Securities, taxable	292	(334)	(42)	638	(377)	261
Securities, tax-exempt	(435)	(542)	(977)	(530)	(138)	(668)
Loans, net	976	(3,640)	(2,664)	3,337	(1,873)	1,464
Total	981	(4,529)	(3,548)	3,522	(2,398)	1,124
Interest-bearing liabilities:						
Interest-bearing demand	27	(136)	(109)	36	(51)	(15)
Savings and money market	184	(672)	(488)	378	(1,350)	(972)
Time deposits	(517)	(2,156)	(2,673)	(384)	(3,759)	(4,143)
Borrowings	(320)	13	(307)	(516)	169	(347)
Total	(626)	(2,951)	(3,577)	(486)	(4,991)	(5,477)
Net Change	$ 1,607	(1,578)	29	$ 4,008	2,593	6,601

Our local economy is showing ever-improving results. Nationally the economy showed growth in the fourth quarter, but many believe this is likely to slow in 2012. With slow growth, high unemployment, and little prospect for significant inflation, as previously noted, the FOMC has signaled its willingness to maintain short-term interest rates at historically low levels into 2014. The impact to our balance sheet will be continued downward pressure on asset yields combined with some reduction in liability costs. This will erode both margin and spread. Thus, net interest revenue growth will have to come from higher volumes of loans, a strategy we will continue to pursue in 2012.

Provision for Loan Losses

The provision for loan losses (a charge to earnings) in each period is a result of our judgment about the credit quality of the Company's assets. We present a detailed discussion and analysis in a following section entitled "Loan Loss Experience and Allowance for Loan Losses" and Note 4 of the Consolidated Financial Statements.

Other Income

Other income accounts for approximately 30% of total revenue. It is composed mainly of revenues from: (a) service charges on deposit accounts, (b) fees for trust and investment services, and (c) net revenues from mortgage banking. For the year ended December 31, 2011, other income increased $2.1 million or 7.8% from 2010, and for the year ended December 31, 2010, it increased $2.0 million or 7.9% from 2009.

Service charges on deposit accounts increased 2.3% in 2011 from 2010 with growth only seen in electronic banking services. Service charges on deposit accounts increased 18.9% in 2010 from 2009, attributable to both increased revenues for electronic transaction services, and the full year impact of our Courtesy Limit service, which was initiated in the fourth quarter of 2009. In 2011, we saw lower revenues from our Courtesy Limit product compared to 2010. Changes in banking regulations for overdraft payment services, requiring affirmative customer opt-in and other limits on charges were effective in the middle of 2010, reducing year-over-year revenue. Account maintenance service charges (included in service charges) were down slightly year-on-year due to higher customer balances offsetting their periodic fees. Electronic banking services (debit and ATM card revenues) continued to increase with consumers shifting from cash and checks (paper-based) to electronic transactions. We expect a similar trend in 2012.

Trust and investment services income is earned based upon the fair value of assets under our administration. Income is further dependent upon the services we provide (managed or custodial) and the mix of assets underlying the accounts - stock, bonds, and money markets. This income increased in 2011 by $1.6 million or 15.0% from 2010, and increased in 2010 by $0.9 million or 9.2% from 2009. For both 2011 and 2010, the increases in revenue were a result of an increase in the underlying fair value of assets under administration (see table below), because of sales to new customers, and due to improved conditions in the stock market in general. The table below presents information about period-end actual and average balances of assets under administration and the related income for the respective years (dollars in thousands).

	2011	2010	2009
Book value of assets under administration (period end)	$ 1,726,172	1,658,111	1,591,943
Fair value of assets under administration (period end)	$ 1,858,130	1,830,549	1,651,777
Fair value of assets under administration (average)	$ 1,869,900	1,685,694	1,500,041
Trust and investment income	$ 12,632	10,984	10,056

Our acquisition of OBS in late 2011 is expected to add approximately $3.3 million of trust and investment revenue in 2012. Excluding these revenues, we expect total revenue to increase about 5% over 2011, assuming the markets continue their upward trends and we gain new customer accounts. However, should the markets remain volatile as they did in 2011 or fall as they did during the first quarter of 2009, total revenues in 2012 would likely be closer to that of 2011.

Mortgage banking income is our third most important source of other income and is comprised of the net gain on sale of mortgage loans and loan servicing income. Our residential mortgage originations are handled through our wholly owned subsidiary, CNB Mortgage Company (CNB Mortgage), where its results are primarily reflected in the net gain on sale of mortgage loans. Due mostly to changes in the volume of loans closed each year the line item fell 10.1% in 2011 and 21.5% in 2010.

We typically sell long-term, non-callable, fixed-rate residential mortgages with loan-to-value ratios less than 85% to the Federal Home Loan Mortgage Corporation (Freddie Mac) to: (1) provide mortgage financing to homeowners we could not otherwise accommodate, primarily due to our inability to fund the high demand for these loans with local deposits, and (2) to reduce our long-term interest rate risk. However, we continue to service these loans locally with our staff. Generally, residential mortgage loans with an original loan-to-value ratio greater than 85%, and loans requiring escrow services are sold with servicing released to third parties.

The revenue generated by CNB Mortgage is dependent upon the volume of loans originated. This volume is composed of purchase money loans (loans to purchase a property) and refinance loans (loans that change the terms of an already existing loan). CNB Mortgage generally must originate approximately $160 million annually to break even based on its current operating expense structure. This breakeven volume has increased significantly from less than $100 million in prior years due to the impact of increasing costs required as a result of regulatory changes, particularly enhanced disclosure requirements, appraisal requirements, and underwriting costs. During years without a refinance boom, the Company is more dependent upon purchase money mortgages. Refinance activity in 2011 and 2010, while very strong, was much lower than in 2009 when mortgage interest rates fell by a relatively large percentage. Total mortgage originations peaked for us in the fourth quarter of 2011 compared to the second quarter of 2010 and in 2009. For the coming year we anticipate mortgage originations of about $200 million. Of our originations, some are retained in the Bank's portfolio.

The amount of loans retained is dependent upon the rates and terms of the mortgages. Generally, the Bank retains loans with interest rates of 4.00% or above and with maturities or call dates of ten years or less. Because of the low interest rate environment, a smaller percentage of total originations (20%-25%) have been retained in portfolio than in years earlier than presented. For the years ended December 31, 2011, 2010 and 2009, CNB Mortgage originated and sold the following types of loans (dollars in thousands):

	2011	2010	2009
Purchase money mortgages	$ 115,529	140,764	129,982
Refinance mortgages	105,554	114,012	193,516
Total mortgage originations	$ 221,083	254,776	323,498
Of which:			
Sold to third parties	$ 166,240	203,582	268,203
Sold to (retained by) the Bank	$ 54,843	51,194	55,295
Percentage of total sold to Bank	24.8 %	20.1 %	17.1 %

Net loan servicing income grew by 5.8% in 2011 and 50.1% in 2010. This income source is composed primarily of service fees earned on loans sold to Freddie Mac but serviced by us, service fees we earn on commercial loan participations, and reduced by amortization of loan servicing rights. (We discuss loan servicing rights in greater detail in Note 6 to the Consolidated Financial Statements. Residential loans sold to Freddie Mac and commercial loan participations are not included in the consolidated balance sheet.) Net loan servicing income grew in 2011 and 2010 comparatively due to higher underlying serviced loan balances and relatively lower amortization expense for loan servicing assets. Amortization expense was higher in 2009 as heavy refinance activity reduced serviced loans and the related underlying servicing asset. With continuing low interest rates, we expect loans serviced for Freddie Mac to increase further in 2012 as long as 30-year fixed-rate mortgages stay at or below 4%. Given our positive outlook for commercial loan demand we also expect participation loans to increase in the coming year, reversing a multi-year decline. As a result of both of these factors net loan servicing income will increase.   At each of the three years ended December 31, 2011, 2010, and 2009, we were servicing the following types of loans (dollars in thousands):

	2011	2010	2009
Residential mortgages (sold to Freddie Mac)	$ 461,950	435,220	385,742
Commercial loans and mortgages (participations sold)	114,969	116,111	128,107
Total loans serviced for others	$ 576,919	551,331	513,849

The Company's contract to sell loans to FHLMC and to the Federal Housing Administration (FHA) via third-parties contain certain representations and warranties that if not met by the Company would require the repurchase of such loans. The Company has not historically nor currently been subject to a material volume of repurchases.

Included in Other income are losses on security transactions. In each of the years 2011, 2010, and 2009, we recorded modest write-downs on a collateralized debt obligation (CDO), which accounted for a portion of the net losses on securities in these years, while the remainder was mostly due to losses on called securities resulting from recognition of unamortized premiums. In the fourth quarter of 2011 we sold approximately 60% of our holdings in this CDO for a modest loss and expect to sell the remainder in the coming years as tax-loss planning opportunities arise. Net of these write-downs and sale, we hold approximately $0.1 million in carrying value of these types of securities with an original remaining cost basis of $0.5 million, representing an immaterial portion of our total securities portfolio. While future writedowns or a loss on the sale of the CDO could occur, the maximum amount would not exceed its carrying value of less than $0.1 million.

All remaining sources of other income rose $0.5 million in 2011 and fell $0.3 million in 2010. Income grew in 2011 due to higher income from our investment in Cephas Capital Partners, a Small Business Investment Company, while the opposite occurred in 2010. We expect other income in 2012 to be closer to 2010 due mostly to lower income from our investment in Cephas Capital Partners, which is in liquidation phase, and lower rental income from foreclosed residential properties due to their sale.

Operating Expenses

In 2011, operating expenses increased $6.6 million, with half ($3.3 million) due to the events discussed in the Overview section. Absent these, operating expenses increased $3.3 million or 5.7% over 2010. This compares to a $3.6 million or 6.7% increase in 2010 over 2009. With the exception of these unusually large expenses, most year-over-year increases were reflective of continued growth in our operations and expansion in Monroe County, New York and Sarasota, Florida. As a high-service financial company we continue to see the largest dollar increase in any category was in salaries and employee benefits and was attributable to increased staffing and raises for incumbent employees. For 2012, we expect further increases in total operating expenses due to our franchise growth, including the impact of the opening of our new full-service banking office in Greece, New York and the acquisition of OBS. OBS should add approximately $3.3 million in operating expenses.

Substantially all of the increase in salaries in the past two years has been due to wage increases and new staff, and we expect a similar increase in 2012. Benefit cost increases in both 2011 and 2010 were principally driven by significant incentive stock plan accruals ($3.1 million in 2011 and $0.6 million in 2010 [See Note 14 to the Consolidated Financial Statements], which were a result of a combination of a higher stock price and lower long-term interest rates. Benefit costs in 2009 included a $0.8 million expense for retirement benefits accrued for the President of GVT who retired that year. For 2012, salaries and benefit costs should increase about 4% from 2011 excluding the impact of OBS, which is expected to add another $2.1 million.

Occupancy expenses increased $0.7 million (10.7%) in 2011 over 2010 and increased $0.6 million (10.3%) in 2010 over 2009. For these years rent expense associated with our new offices – Jackson Ridge, Alex-Park, and Henrietta, New York and Sarasota, Florida-- along with rent increases and additional rent expense resulting from our branch sale-leaseback transaction in June 2008, were the largest contributor to the increases. (Please also see Notes 5 and 15 to the Consolidated Financial Statements.) Occupancy expenses can also fluctuate depending upon growth in the Company and the timing and nature of capital expenditures and cosmetic renovations. General growth in the Company's operations will result in higher occupancy expenses due to greater purchases, year-over-year cost increases due to inflation and more rentable square footage. However, the timing of purchases and the age of equipment will impact depreciation expense, which will diminish after the depreciation period expires, even if the equipment is still being used. In 2012, we expect to see higher occupancy expenses due to the full-year impact of the new offices along with depreciation and renovation costs associated with physical improvement investments in our facilities and related equipment. OBS will add about $0.3 million in occupancy expenses in 2012.

Technology and data processing expenses increased $0.6 million or 15.4% in 2011 over 2010 and increased $0.3 million or 9.2% in 2010 over 2009. The 2011 and 2010 increases were mostly due to higher software maintenance costs and software amortization, which have increased due to the impact of recent systems upgrades associated with franchise growth and technology improvements. In 2012 and forward we do expect expenses to increase in these categories reflecting the Company's growth.

The largest components of professional services are contract costs, with the largest recurring contract costs being subadvisor investment fees. Because these fees are tied to the underlying market value of applicable assets under administration, they will fluctuate from year to year. In 2011 these fees increased about $0.1 million to $0.9 million while in 2010 these fees increased about $0.1 million to $0.8 million. Included in 2011 fees are $1.1 million in acquisition related expenses associated with OBS. Included in 2010 is approximately $0.4 million related to the final payment to consultants for work on profitability enhancement for specific products. For 2012 we expect this category to continue to rise with increases associated with improvements in the market value of managed assets, fees to consultants and professionals, and operating expenses of OBS. However, we do not expect the acquisition costs to recur in 2012.

Marketing (advertising and promotion) and public relations (contributions and entertainment) expenses increased $0.3 million year-over-year in both 2011 and 2010 with most due to advertising and promoting our new offices and media spending for brand management. In general, though, as with occupancy expenses, some underlying expenses continue to grow with overall Company growth and inflation, while others fall due to the timing of expenditures. Also included in public relations expenses is our monetary commitment to our communities as measured by our contributions to community organizations which amounted to $ $339,000, $303,000, and $270,000, for 2011, 2010, and 2009, respectively. We expect marketing and public relations expenses will show an increase in 2012 similar to 2011 due to overall franchise growth, continued advertising, and expenses of OBS.

Office-related expenses were relatively flat during these recent years and approximate $1.5 million annually. Despite growth in customers, staff and physical locations we have been able to manage these costs through continuing investment in cost-saving technology, including electronic communications. Notwithstanding these process improvements, for 2012 it is expected that these expenses will increase due to higher postage costs and expenses of OBS.

Intangible amortization expense was $1.2 million in 2011 and approximated $1.0 million in 2010 and 2009, all related to recent years' investment management businesses acquisitions. The acquisition of OBS will add additional amortization expense, the impact of which is not yet determined. In the fourth quarter of 2011, as a result of the Company's annual fair value estimation, an additional $0.3 million amortization expense over scheduled amortization was recorded to reflect customer account attrition in excess of original estimates. We believe this higher attrition rate was associated with customers transferring their accounts to a firm started by employees who left the Company. We do not expect a recurrence in 2012.

Expenses associated with operating other real estate were $1.0 million in 2011, $1.3 million in 2010 and $1.2 million in 2009. This relatively high level of expense is almost entirely associated with our acquisition of nearly 60 rental properties from a commercial borrower through foreclosure in the first quarter of 2009. We have been successful during the years in selling some of these properties, and expect to sell more in 2012. Operating expenses for managing these and the handful of other properties approximated $0.8 million in both 2011 and 2010 and $1.2 million in 2009 with the balance of the expense associated with valuation writedowns. We regularly review the carrying value of the properties to determine if their fair value has fallen based upon then current market conditions. We continue to market these properties with a goal to liquidate a substantial number of them in 2012 whether on a property-by-property basis or bulk sale. Associated operating expenses will be directly impacted by the timing and number of properties sold.

FDIC insurance expenses fell $0.7 million in 2011 and fell $0.4 million in 2010 after having tripled in 2009 when it included a special $0.7 million assessment paid in the second quarter of that year. At the end of 2009, we, and all banks, prepaid an estimated thirteen quarters of insurance premiums with approximately $3.9 million remaining at December 31, 2011. Over the past several years the FDIC had raised insurance premiums to cover substantial losses incurred by its insurance fund due to actual and anticipated bank failures. In October 2010, the FDIC announced that it will extend the period to reach its maximum reserve levels, and combined with lower loss projections, eliminated the three (3) basis point premium increase scheduled for 2011. In the first quarter of 2011, the FDIC finalized its new assessment system in accordance with the Financial Reform Act. The changes became effective beginning mid 2011 and were assessed against our prepayments to the FDIC. The FDIC Board approved a final rule that changed the assessment base for deposit insurance, adopted a new large-bank pricing assessment scheme, and set a target size for the Deposit Insurance Fund. The rule -- as mandated by the Dodd-Frank Act -- finalized a target size for the Deposit Insurance Fund at 2 percent of insured deposits. It also implemented a lower assessment rate schedule when the fund reaches 1.15 percent and, in lieu of dividends, provided for a lower rate schedule when the reserve ratio reaches 2 percent and 2.5 percent. As mandated by the Financial Reform Act, the rule changed the assessment base from adjusted domestic deposits to a bank's average consolidated total assets minus average tangible equity. The rule defined tangible equity as Tier 1 capital. The rule lowered overall assessment rates in order to generate the same approximate amount of insurance premiums under the new larger base as was raised under the old base. The largest banks (over $10 billion in assets) pay higher insurance premiums than under the previous formula, while smaller banks, ours included, pay lower relative premiums. When fully implemented, assuming no change in deposit base, we estimate our annualized premiums will fall as much as $1.0 million. However, with our continued growth and FDIC coverage expanded to accounts up to $250,000, premium expenses of the Bank will likely not fall this full amount.

All other operating expenses fell about $0.3 million in 2011 and grew about $0.4 million in 2010 with no particular material item. For 2012, we expect to see some modest expense growth in this category.

Income Taxes

Our effective income tax rate was approximately 28.0%, 26.0% and, 26.2% in each of the past three years, respectively. These effective rates differ substantially from our marginal rate of about 40%, mainly due to our significant non-taxable interest income from state and municipal obligations. A detail of their impact can be found in Note 10 to the Consolidated Financial Statements. The rise in rate in 2011 is directly attributable to lower tax-exempt income, which was caused by lower market interest rates. We anticipate our 2012 effective tax rate will be in the 27% to 29% range and is mostly dependent upon the amount of non-taxable interest income we earn in proportion to taxable income, as well as the fiscal policy of New York State and the U.S. Government.

FINANCIAL CONDITION

As of December 31, 2011, total assets of the Company were $1,761.5 million, up $100.0 million or 6.0% from $1,661.5 million at year-end 2010. Substantially all of the asset increase occurred in the loan portfolio. Asset increases were funded by deposit inflows, continuing a multi-year trend as customers sought the safety and convenience of community banks.

Cash and due from banks, including interest-bearing accounts, increased $26.1 million to $59.2 million, principally due to higher balances in the course of collection through the Federal Reserve Bank of New York. While this balance can fluctuate from day to day, depending upon customer transactions, we expect it to range between $30 million and $50 million on average. While endeavoring to maintain a sufficient supply of cash for our customers' needs, we also strive to minimize the amount of physical cash on hand, since this is a non-interest earning asset.

Federal funds sold were $67.5 million at year end 2011, down from $105.1 million at year end 2010. These balances generally reflect liquidity (cash) not invested in securities or loans. These balances are managed on a daily basis by representatives of our Asset/Liability Management Committee (ALCO). This liquidity is used to manage daily cash inflows and outflows from deposits and loans. Our floor target for federal funds sold balances is $20 million to $40 million, but day-to-day balances will fluctuate. During 2011, we averaged about $145.5 million, compared to $87.2 million in 2010. In both years the balances far exceeded our target as local demand for loans was lower than the amount at which deposits were growing, and a reasonable supply of liquid securities providing sufficient yields were not available for purchase. Foreseeing market rate stability for several years, and improvements in the local economy, during the second half of 2011 we aggressively grew our loan portfolio with high quality automobile loans, which reduced the fed funds balance by year's end. For 2012, we expect federal funds sold balances to near their current level, which exceeds our target, due to a continuation of the general trend of deposit growth exceeding net loan originations.

Net premises and equipment increased $1.7 million in 2011 primarily due to costs of our new banking branch, renovations to existing offices, and purchases of new equipment. During each of the past few years, we have annually invested approximately $3.0 million to $4.0 million in premises and equipment, mostly for office improvements and technology upgrades. We have no firm commitments for new buildings in 2012, but we do anticipate investing about $4.0 million to be used for existing facility renovations and equipment replacements and the remainder for computer hardware purchases. These investments have been, and will be, funded from current operating cash flow.

Goodwill and intangible assets grew $8.1 million in 2011, net of amortization expense. The increase was entirely due to the acquisition of OBS. (See Note 2 to the Consolidated Financial Statements). As of the date of this report, we have not completed our fair value estimates of identifiable intangible assets of OBS. The process is complicated and time consuming. Together with assistance from our consultants we expect the analysis will be completed within 2012. As a result, the amount of intangible assets and goodwill may change.

Prepaid FDIC assessment declined $1.3 million due to credits posted for the past four quarters' assessments. At December 31, 2011, this balance was $3.9 million compared to $5.1 million at December 31, 2010. In the fall of 2009, the FDIC proposed and approved a requirement that insured institutions prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012 (thirteen quarterly periods). The prepaid assessment for these periods was collected on December 30, 2009. The prepaid assessment rate was based on the Bank's total base assessment rate for the third quarter of 2009. The prepaid assessment rate for 2011 and 2012 was equal to the Bank's modified third quarter 2009 total base assessment rate plus three (3) basis points. Each institution's prepaid assessment base, including ours, was calculated using our third quarter 2009 assessment base, adjusted quarterly for an estimated five (5) percent annual growth rate in the assessment base through the end of 2012. We recorded the entire amount of this prepaid assessment as a prepaid expense (asset) as of December 31, 2009. As of year-end 2009, and each quarter thereafter, we record an expense (charge to earnings) for our regular quarterly assessment for the quarter and an offsetting credit to the prepaid assessment until the asset is exhausted. If the prepaid assessment is not exhausted by December 30, 2014, any remaining amount will be refunded to the Bank. Given the change in assessment methodology discussed in the Operating Expenses section above, we believe it is possible there will be a refund to our Bank.

Other assets increased $4.8 million by year-end 2011 to $26.0 million. The increase was associated with an increase in other real estate owned, as more fully discussed in the "Loans" section below, mortgage servicing rights, which are more fully described in Note 6 of the 2011 Consolidated Financial Statements, Deferred Taxes, which are more fully described in Note 10, and the impact of acquiring OBS, which is more fully described in Note 2.

A more detailed discussion of the Company's principal interest-earning assets (securities and loans), and interest-bearing liabilities (deposits and borrowings), follows.

Securities Portfolio

We maintain our portfolio of (investment) securities mostly in U.S. Treasury, U.S. government sponsored enterprise obligations, and municipal obligations. We invest in securities with short to intermediate average maturities in order to better match the interest rate sensitivities of our other earning assets and liabilities. You can find more information about the carrying value of our securities in Note 3 to the Consolidated Financial Statements.

Investment decisions are made within policy guidelines established by our Board of Directors. The investment policy is based on and supplements the Company's Interest Rate Risk and Funds Management Policy (ALCO Policy), also established by our Board. Together these policies set financial and investment goals, which direct investment in all assets, including securities. The investment policy states that "... the Company shall invest funds not needed for local loans and mortgages in United States Government Bonds, United States Agency Bonds, Municipal Bonds, Corporate Obligations, and Money Market Instruments. The goal of the investment portfolio shall be to provide sufficient safety and liquidity in order to help meet the Company's needs and to produce income for the Company consistent with the safety features of quality, maturity, marketability, and risk diversification." The investment policy further limits total investments to no more than 40% of total Company assets. There are additional limits on asset classes (U.S. Treasury, U.S. Agency, etc.), issuers, ratings and maturities. Allowed within our policy are securities hedging activities, interest rate risk swaps, and other programs involving the use of off-balance-sheet derivatives.

We classify securities as either "available for sale" or "held to maturity." These classifications result in differing management and accounting treatments. Securities "available for sale" are used to absorb our available liquidity not used for lending purposes or not sold in the federal funds market. These securities may or may not be held to their stated maturity, as demand for loan and deposit in- and out-flows change. Securities which we have both the ability and intent to hold to maturity are classified as "held-to-maturity." Substantially all of these securities are pledged to collateralize municipal deposits. Municipalities in New York State are generally required to ensure deposits in excess of FDIC insurance limits so these deposits are collateralized by eligible securities.

During 2011, total investment securities increased $11.6 million by year end. Throughout most of the year we experienced a high volume of security calls (i.e., issuers repaid debt obligations before their stated maturities). The continued low interest rate environment made it beneficial for issuers to call outstanding higher cost debt and replace with lower cost debt. As noted previously, with low loan demand for most of 2011 and with high deposit inflows, we looked to the investment portfolios as an alternative to very low yielding fed funds. Accordingly, we purchased more investments during the year than had matured and called. For 2012 we expect security calls to slow, allowing us to continue to modestly increase the portfolio balance.

Substantially all of the held-to-maturity portfolio is used to support the collateralization of the communities' funds in the form of municipal deposits. At December 31, 2011, about 75% of our total investment portfolio (available-for-sale and held-to-maturity) was used to collateralize these deposits. These deposits, in turn, are used to purchase tax-exempt securities of local municipalities, thereby recycling local deposits within our communities. Other securities consist mainly of triple-A rated taxable US government sponsored enterprise obligations (GSE's) – Federal Home Loan Bank, Fannie Mae, Freddie Mac, and Federal Farm Credit Bank. We will vary the mix of taxable and tax-exempt securities from time to time depending upon the amount of our taxable income, the securities' tax-equivalent yield, and the supply of high-grade, tax-exempt securities.

Because changes in the interest rate environment impact the market value (price or fair value) of securities and because market interest rates often differ from the rates at which securities were purchased, the underlying price of securities will vary from time to time. The price of a security will move inversely to interest rates. So, generally, if market rates are higher than that of the security, the fair value of the security will be lower than our cost. On the other hand, if market rates are lower than those of the security, the fair value of the security will be higher than our cost. Since 2008, market rates have declined regularly resulting in relatively higher market values for our securities than their cost, particularly for state and municipal obligations. At December 31, 2011 the fair value of our securities exceeded their amortized cost basis by $7.4 million or 2.6%. We expect market rates to remain low in 2012, generally not impacting current fair values. However, with the maturities and calls of securities, new purchases will carry then-current market rates, so the fair value of our securities is likely to fall closer to their amortized cost over time. Additionally, yields available on securities remain at market cycle lows, so as we purchase lower-rate securities, and if market rates subsequently rise, the fair value of these securities may fall below their cost. Notwithstanding the lower rate environment, even at December 31, 2011, the fair value of some individual securities remained below cost, as more fully discussed in Note 3 to the Consolidated Financial Statements. However, with the exception of a single CDO, none of these securities was considered to be other than temporarily impaired, therefore no write-down of carrying value in the income statement is required.

Securities available for sale are carried at estimated fair value. In addition, all securities are evaluated for "other-than-temporary-impairment," which can result, as in the past several years, in the write-down of securities to fair value with a resulting charge to earnings and to capital. The valuation of securities can involve a significant amount of judgment, particularly when liquid markets do not exist for the security being valued. We use quoted market prices to estimate fair value when an active market for the securities exist. However, when an observable liquid market does not exist, we utilize significant estimates and assumptions to estimate fair value. These assumptions, include among others, discount rates, expected cash flows, and default rates. The use of different assumptions from ours could produce significantly different results, which could have a material effect on our income statement. Because of the level of judgment involved, we consider the valuation of securities a critical accounting estimate. Note 3 to the Consolidated Financial Statements provides additional information about the fair value of securities.

The following table summarizes the maturities and weighted average yields of debt securities available for sale and held to maturity at their carrying value at December 31, 2011. In this table, we do not reflect yields on a tax-equivalent basis. Our small balance in mortgage backed securities is reported at its final stated maturity, notwithstanding that principal is prepaid regularly, reducing its effective maturity. Agencies are obligations of U.S. government sponsored enterprises. Some securities in the table below can be called by the issuer prior to their stated maturity (dollars in thousands).

Maturities and Yields of Debt Securities at December 31, 2011

	One Year or Less		After One through Five Years		After Five through Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale								
U.S. Treasury	$ 401	0.25 %	101	0.11 %	-	- %	-	- %
U.S. GSE's	3,003	2.08	3,061	1.82	48,017	1.99	2,044	4.29
State and municipal	15,776	3.27	35,318	3.14	4,331	2.31	-	-
Corporate obligations	-	-	-	-	-	-	799	1.58
Total	$ 19,180	3.02 %	38,480	3.03 %	52,348	2.02 %	2,843	3.53 %
Held to Maturity								
U.S. GSE's	$ -	- %	1,007	2.98 %	-	- %	-	- %
State and municipal	31,107	3.04	118,168	2.68	16,055	2.00	18	4.00
Corporate obligations	-	-	-	-	-	-	870	5.51
Total	$ 31,107	3.04 %	119,175	2.68 %	16,055	2.00 %	888	5.48 %

Loans

Presented in Note 4 to the Consolidated Financial Statements is a description of the types of loans we make. What follows is a historical table of their balances. The Bank's loan policies establish the general parameters of the types of loans that are desirable, emphasizing cash flow and collateral coverage. Credit decisions are made at the Bank by officers who have extensive experience with commercial and consumer lending, helping to ensure thorough underwriting and sound credit decisions. Our Board of Directors has approved policies for commercial, consumer, and residential mortgage loans. These policies establish the lending authority of individual loan officers as well as the loan authority of the Bank's Officers Loan Committee (OLC). Certain of the Bank's executives each have loan authority up to $1,000,000 while other officers' lending authorities are $250,000 or less. A combination of officers and credit analysts can jointly approve certain loans up to $500,000 and OLC up to $4,000,000. Loans over that amount generally must be approved by the Board or a designated committee of the Board.

Loans are generally originated in our primary market area (Rochester Metropolitan Statistical Area [MSA]), but as a national bank, we can make loans to customers anywhere in the country. We use the same credit principles and guidelines for small, medium, and large credits. A borrower's cash flow, overall financial condition/capacity, character, and the collateral securing a loan are considered during the credit decision process. Specific emphasis is placed on the borrower's ability to generate cash sufficient to cover operations and financing costs when assessing the overall quality of a borrower's financial condition. The commercial loan policy imposes limits on loans to one borrower and any borrowing relationship, as well as concentrations of credit to particular industries. Federal banking regulations limit loans to one borrower (as defined) to 15% of the lending institution's regulatory capital. At December 31, 2011, this limit for the Bank was approximately $24.6 million, and the Bank's largest committed borrowing relationship under these regulations was $14.9 million.

For all years, the loan portfolio was composed solely of domestic loans with their concentrations set forth in the schedule of loan classifications below. We are not aware of any material concentrations of credit risk to any industry or individual borrower. The following summary shows the classifications of loans by category as of the year end for the past five years.

Composition of Loan Portfolio
As of December 31,
(Dollars in thousands)

	2011	2010	2009	2008	2007
Commercial and industrial	$ 198,744	$ 212,707	$ 214,841	$ 205,818	$ 194,395
Commercial mortgage	467,413	434,787	429,955	389,907	349,430
Residential mortgage - first lien	256,173	232,953	218,731	213,411	158,655
Residential mortgage - junior lien	101,877	96,416	83,236	75,971	69,407
Consumer					
Automobile - indirect	227,541	181,481	171,902	168,830	119,775
Other	25,583	26,437	28,919	25,999	21,767
Other, including loans held for sale	7,556	14,113	6,657	2,900	3,073
	1,284,887	1,198,894	1,154,241	1,082,836	916,502
Plus: Net deferred loan costs	7,634	5,962	5,698	5,776	4,047
Less: Allowance for loan losses	(16,095)	(15,635)	(14,232)	(11,992)	(9,679)
Loans, net	$ 1,276,426	$ 1,189,221	$ 1,145,707	$ 1,076,620	$ 910,870

Gross loans increased $86.0 million (7.2%) in 2011, occurring in most loan categories. As noted previously, net loan growth was slow the first half of the year, but increased dramatically in the second half of the year. The largest dollar increase occurred in automobile loans, which was a focus of our origination efforts in the latter half of 2011. Commercial loan growth was concentrated in mortgages, a generally lower risk portfolio than commercial and industrial loans. We also experienced strong end of year growth in residential loans following both the introduction of our new five-year callable mortgage and a lowering of interest rates on other products.

Excluded from the balances in the table are loans serviced for others, the balances of which are discussed in the Other Income section. We sell some residential and commercial loans to manage liquidity and interest rate risk, but retain the servicing to continue to accommodate the needs of our customers and retain their relationship.

Overall, we are projecting the net balance of loans across all categories to increase approximately 4.0% in 2012, a slower pace than in 2011, but we will adjust this rate depending upon corresponding growth in deposits. We expect to continue to manage the overall mix of loans -- commercial and individual (mortgage and consumer) -- to continue migrating towards a 50% / 50% mix. Since our expansion beginning in the late 1990s, the loan portfolio mix had moved from 50% commercial, 50% individual to a high of 64% / 36%, and stood at 52% / 48% at year-end 2011. We believe a balanced mix of these assets provides an optimal level of credit, interest rate, and liquidity risk. To accomplish these goals over time, we will increase consumer loans as well as first- and second-lien residential real estate loans, except when low interest rates lead us to sell residential mortgages rather than retain in portfolio. Additionally, we will continue to utilize commercial loan participations.

Loan Quality

Poor credit quality can be devastating to a bank, as the world experienced during the past few years. Therefore, we are diligent in initial underwriting and subsequent asset management to measure, monitor and manage credit risk. The quality of the loan portfolio, as measured by the ratio of non-performing loans to total loans, has mirrored the economy, with the measure worsening in the early years of the decade and improving since then, and declining once again during the most recent recession. Total non-performing loans fell by $4.6 million in 2011 having increased $3.2 million in 2010 and $10.0 million in 2009. The highest balances of non-performing loans are concentrated within a relatively few commercial relationships primarily in the real estate investment, home improvement and recreation sectors – all industries impacted by the recession. We are actively working with the borrowers with credit difficulties. Our focus is to direct them towards resolving their cash flow issues by addressing the root-causes of their business troubles, rather than forcing business bankruptcy, liquidation, or sale. We believe this strategy provides longer term value to the Company, the community, and to our customers and their employees, but at times it can result in a higher ratio of non-performing assets relative to our peers, because of our conservative non-accrual policy. Even with this community-focused strategy for some of these relationships, we could suffer significant losses. As of December 31, 2011 we believe we have adequately reserved for this risk within the allowance for loan losses. More information about the reserves established for these impaired loans is included in Note 4 to the Consolidated Financial Statements.

To ensure that we only report income we have or expect to receive, the accrual of interest on commercial and real estate loans is generally discontinued, and previously accrued interest is reversed, when the loans become 90 days delinquent or when, in our judgment, the collection of principal and interest is uncertain. Loans are returned to accrual status when the doubt no longer exists about the loan's collectability and the borrower has demonstrated a sustained period of timely payment history. Specifically, the borrower will have resumed paying the full amount of scheduled interest and principal payments; all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period (six months); and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms involving payments of cash or cash equivalents. Interest on consumer loans is accrued until the loan becomes 120 days past due at which time principal and interest are generally charged off.

Non-performing commercial real estate loans declined in 2011 after having increased in 2010 from 2009. Other than a loan considered a troubled debt restructuring (discussed below), there are no material individual loans. Most are owner occupied properties. The long-running economic decline resulted in cash flow difficulties for these commercial borrowers. Non-performing residential real estate loans also declined year over year. A number of borrowers had, due to their personal economic conditions, been unable to make loan payments timely. For some we had given short-term (6 months or less) payment deferrals of interest or principal or both. However, some of these borrowers became unable to begin repayment despite these deferrals. As a result we placed the loans on nonaccrual status. As with commercial real estate, none are individually significant. As a percentage of the portfolio, we believe 2010 will have represented the high point for non-performing loans. We anticipate the improving economy will positively impact borrowers prospects bringing some of these loans to current payment status as occurred in 2011.

Interest can be earned on a cash basis for these loans in non-accrual status, and it was $127,000 in 2011, was $35,000 in both 2010 and 2009. Had non-accrual loans been current in accordance with their original terms, we would have recognized additional interest income approximating $662,000, $429,000, and $475,000 during 2011, 2010, and 2009, respectively. Instead these cash payments were applied to reduce our carrying amount of the loans.

Occasionally we must foreclose on mortgaged properties. These foreclosed properties are initially recorded at the lower of their fair value, including estimated costs to sell, or carrying value and are included in other real estate owned in the Other Assets section of the balance sheet. At December 31, 2011, we had seven commercial properties and 33 residential properties in other real estate owned. In the first half of 2009 we took possession of 60 one-to-four-family residential rental properties associated with the foreclosure of a commercial loan relationship that was in non-accrual status at December 31, 2008. At the time, the estimated fair value of the properties was significantly higher than their carrying value, their combined cash flow was positive, exclusive of non-recurring expenses, such as major repairs, and nearly all properties were occupied by tenants. At year end 2011, 28 of these properties remained in other real estate. Since our foreclosure we have experienced higher than anticipated repair costs, lower revenues, higher vacancies, and lower proceeds from sales. As a result, and in consideration of current market conditions we wrote down the value of these properties by $0.3 million in the fourth quarter of 2010. As indicated by our current inventory, we have successfully liquidated over half of these properties, as well as other properties formerly foreclosed. As with non-performing loans, we can anticipate additions and dispositions of other real estate in the future.

In the process of resolving nonperforming loans, we may choose to restructure the contractual terms of certain loans and attempt to work out alternative payment schedules with the borrower in order to avoid foreclosure of collateral. Any loans that are modified are evaluated to determine if they are "troubled debt restructurings (TDR)" and if so, are evaluated for impairment. A TDR is defined as a loan restructure where for legal or economic reasons related to a borrower's financial difficulties, the creditor grants one or more concessions to the borrower that it would not otherwise consider. Terms of loan agreements may be modified to fit the ability of the borrower to repay in respect of its current financial status and restructuring of loans may include the transfer of assets from the borrower to satisfy debt, a modification of loan terms, or a combination of the two. If a satisfactory restructure and payment arrangement cannot be reached, the loan may be referred to legal counsel for foreclosure.

As of December 31, 2011 there were two lending relationships, one totaling $4.9 million and one totaling $0.3 million that were considered TDR's due to the nature of the concessions granted due to the borrower. These balances are set forth in the Non-Performing Assets table as "restructured real-estate debt." Additional information is set forth in Note 4 to the Consolidated Financial Statements.

The following table summarizes non-performing assets as of December 31 for each of the last five years (dollars in thousands).

Summary of Non-performing Assets
As of December 31,

	2011	2010	2009	2008	2007
Loans past due 90 days or more and accruing:					
Commercial, financial, and agricultural	$ 75	225	422	106	36
Real estate-commercial	-	413	-	121	-
Real estate-residential	660	658	290	326	133
Consumer and other	234	293	375	243	86
Total past due 90 days or more and accruing	969	1,589	1,087	796	255
Loans in non-accrual status:					
Commercial, financial, and agricultural	3,917	4,070	10,282	3,134	971
Real estate-commercial	9,078	11,032	5,656	2,617	3,703
Real estate-residential	4,212	6,141	2,609	3,018	541
Consumer and other	100	-	-	-	15
Total non-accrual loans	17,307	21,243	18,547	8,769	5,230
Total non-performing loans	18,276	22,832	19,634	9,565	5,485
Other real estate owned:					
Commercial	2,580	1,400	2,607	639	459
Residential	1,655	2,340	162	90	232
Total other real estate owned	4,235	3,740	2,769	729	691
Total non-performing assets	$ 22,511	26,572	22,403	10,294	6,176
Restructured real-estate debt (included in non-accrual loans)	$ 5,203	5,087	-	-	-
Non-performing loans to total period-end loans	1.42 %	1.90 %	1.70 %	0.88 %	0.60 %
Non-performing assets to total period-end loans and other real estate	1.75 %	2.21 %	1.94 %	0.95 %	0.67 %
Allowance to non-performing loans	88.07 %	68.48 %	72.49 %	125.37 %	176.46 %

Loan Loss Experience and Allowance for Loan Losses

Our policy for, and the determination of the appropriate balance of, the allowance for loan losses is our most difficult, subjective, and complex accounting estimate. It is also highly uncertain, since it is merely an estimate of the inherent risk of loss in the current loan portfolio. Therefore, we consider this a critical accounting estimate. Our policy and methodology for its calculation are set forth in Note 1 to the Consolidated Financial Statements.

Changes in the allowance for loan losses may arise as a result of factors both within and outside of our direct control. For example, we may change the concentration of the loan portfolio to a particular industry, a particular loan type -- commercial, residential, consumer -- or a particular geography in our market area. These changes may increase or decrease the level of allowance necessary to reflect probable and inherent losses within the portfolio. The effect of the economy, including resulting changes in the value of collateral securing loans, are outside of our control, but can have significant impact on the allowance for loan losses. Generally, a declining economy will negatively impact the ability of borrowers to repay loans in a timely manner and can also negatively impact collateral values. These factors cause probable losses within the portfolio to increase, resulting in the need for a higher allowance for loan losses.

The following table summarizes the changes in the allowance for loan losses for each of the last five years (dollars in thousands).

Summary of Changes in the Allowance for Loan Losses
As of and for the years ended December 31,

	2011	2010	2009	2008	2007
Balance at beginning of year	$ 15,635	14,232	11,992	9,679	9,041
Provision charged to operations	3,775	6,150	4,345	3,805	2,375
Charge-offs:					
Commercial, financial and agricultural	(2,082)	(2,957)	(1,063)	(1,008)	(1,386)
Real estate-commercial	(263)	(678)	(327)	-	(20)
Real estate-residential	(355)	(286)	(10)	(28)	-
Consumer and other	(1,863)	(2,077)	(1,564)	(1,094)	(1,060)
	(4,563)	(5,998)	(2,964)	(2,130)	(2,466)
Recoveries:					
Commercial, financial and agricultural	153	243	216	54	220
Real estate-commercial	-	47	5	90	8
Real estate-residential	151	50	21	28	9
Consumer and other	944	911	617	466	492
	1,248	1,251	859	638	729
Net charge-offs:	(3,315)	(4,747)	(2,105)	(1,492)	(1,737)
Balance at end of year	$ 16,095	15,635	14,232	11,992	9,679
Net charge-offs to average loans	0.28 %	0.41 %	0.19 %	0.15 %	0.20 %
Allowance to total loans	1.25 %	1.30 %	1.23 %	1.11 %	1.06 %

The allowance for loan losses was $16.1 million at December 31, 2011, up from $15.6 million at December 31, 2010. We consider the allowance for loan losses at December 31, 2011 to be at a level adequate to cover probable and inherent losses in the loan portfolio. Growth in the allowance for loans losses has been driven by a combination of general growth in the overall loan portfolio and the provision for loan losses associated with impaired loans, which were not already included in the pool-based allowance calculation. Net charge-offs to average loans decreased in 2011 after having increased during the past two years reflective of the slow economy. The largest dollar amounts of net charge-offs continue to be in commercial loans, which are generally higher in amount and higher in risk than the residential and consumer portfolios. Looking to 2012, we expect net charge-offs to stabilize around the 2011 level.

At December 31, 2011 we identified a total of 80 loans totaling $17.3 million that were considered impaired. Of these, 6, with a balance of $2.5 million outstanding, had specific reserves associated with them amounting to $1.1 million. These reserves are included in the total allowance for loan losses. One loan relationship accounted for about half of the balance of impaired loans and the related allowance associated with impaired loans.

The specific reserve associated with these and other loans was partially funded by the existing pool-based reserves. As more fully described in the Notes to the 2011 Consolidated Financial Statements, the allowance is a combination of both specific and general reserve pool-based components. Internally classified loans not considered impaired are included in a pool calculation. If the loans become impaired, the related allowance becomes a specific reserve, and is adjusted upward or downward as necessary through the provision for loan losses. This pool-based reserve is then recalculated to determine whether additional provision is necessary on the remaining portfolio as part of the regular allowance process.

We are seeing improvements in the economy. Our local employment picture is faring better than the rest of the state and the nation, but is still relatively weak, just returning to a pre-recession state. According to a February 2012 report from the Office of the New York State Comptroller, "the Rochester area has recouped 98 percent of the jobs lost since the 2008 economic turmoil, a percentage more than twice as high as the statewide average and far better than any other metropolitan area of New York." According to the January 2012 *Empire State Manufacturing Survey* from the Federal Reserve Bank of New York, "business conditions improved in January, with the general business conditions index rising five points to 13.5. This index has been on a clear upward trend since October 2011..." Also, the new orders index rose, and the shipments index rose modestly. Employment indices are also positive. Furthermore, supplemental surveys indicate that slightly more than half of respondents expected their workforce to increase in the year ahead, while just 9 percent predicted declines in the total number of workers.

Noting the above improved economic conditions, and the changing mix in our portfolios, we have increased the dollar amount of allowance provided for the consumer portfolio. The dollar amount in the mortgage portfolio has increased due mostly to the portfolios' balance increases. The dollar amount in the commercial portfolio has slightly fallen recognizing its declining percentage of the entire loan portfolio, overall improvement in credit quality, and an improved business climate.

The following table presents an allocation of the allowance for loan losses and the percentage of loans in each category to total gross loans at December 31 for each of the last five years. In addition to an allocation for specific problem loans, each category includes a portion of the general allowance for loan losses based upon loans outstanding, credit risk and historical charge-offs. The unallocated portion of the allowance is not specifically associated with a loan category, but represents the portion of the allowance for which we have less precise loan data; it represents our estimate, based on our judgment, decades of lending experience, and total portfolio considerations. Notwithstanding the following allocation, the entire allowance for loan losses is available to absorb charge-offs in any category of loans (dollars in thousands).

Allocation of Allowance for Loan Loss and Categorical Percentage of Loan Types
As of December 31,

	2011 $[1]	2011 %[2]	2010 $[1]	2010 %[2]	2009 $[1]	2009 %[2]	2008 $[1]	2008 %[2]	2007 $[1]	2007 %[2]
Commercial [3]	$ 7,387	51.8 %	$ 7,735	54.0 %	$ 7,536	55.9 %	$ 5,689	55.0 %	$ 4,717	59.3 %
Residential	2,307	27.9	1,867	27.5	1,402	26.2	1,383	26.7	1,300	24.9
Consumer	5,755	20.3	5,351	18.5	4,499	17.9	3,749	18.3	3,043	15.8
Unallocated	646	-	682	-	795	-	1,171	-	619	-
	$ 16,095	100.0 %	$ 15,635	100.0 %	$ 14,232	100.0 %	$ 11,992	100.0 %	$ 9,679	100.0 %

[1] Amount of allowance for loan losses
[2] Percent of loans in each category to total loans
[3] Includes commercial, financial, agricultural, and commercial real estate

Funding sources - Deposits and Borrowings

Our principal sources for funding assets are deposits and borrowings. Set forth below, and in Notes 7, 8 and 9 of the Consolidated Financial Statements is more detailed information about deposits and borrowings at period ends and during the year.

The following tables summarize the average deposits and average rates paid during each of the three years presented (dollars in thousands).

Average Deposits and Rates Paid
For the Years Ended December 31,

	2011 Amount	2011 Rate	2010 Amount	2010 Rate	2009 Amount	2009 Rate
Non-interest-bearing demand	$ 207,551	- %	$ 187,957	- %	$ 173,042	- %
Interest-bearing demand	155,688	0.09	139,158	0.18	121,357	0.22
Savings and money market	690,440	0.27	636,590	0.36	564,923	0.58
Time	449,404	1.53	476,486	2.00	490,632	2.79
	$ 1,503,083	0.59 %	$ 1,440,191	0.84 %	$ 1,349,954	1.28 %

The following table sets forth time deposits of $100,000 or greater classified by the time remaining until maturity which were on deposit as of December 31, 2011 (dollars in thousands).

3 months or less	$ 41,292
4 through 6 months	26,030
7 through 12 months	51,839
Over 12 months	46,150
	$ 165,311

Total deposits at December 31, 2011, were $1,546.6 million and were up $73.3 million from December 31, 2010. Retail and commercial account deposits grew $60.0 million or 4.7%, due mainly to the continued success of our products, services, and brand, as well as a continued flight-to-safety of depositors toward strong community banks. Municipal deposits grew about $13.3 million or 7.2%. Time deposits were the only category that showed a year-over-year decline. In this low rate environment, depositors are reluctant to invest in CD's for long periods. As a result they reduce both the amount they place in time deposits and the maturity terms. Included in the reduction of time deposits in 2011 was the maturity of $15 million of three-year brokered deposits, which we raised in the fall of 2008 to fund the growth in our indirect automobile loan portfolio and manage the related interest rate risk (matched fixed-rate funding to fixed-rate loans for the estimated term of the loans). We do not project raising new brokered deposits in the coming year.

About 65% of the retail and commercial deposit growth occurred in Monroe County, with about 35% coming from Ontario County. Substantially all municipal deposit growth came in Ontario County, where we have a relatively larger long-term municipal deposit base of customers. For 2012, we anticipate retail and commercial deposits to grow about 3% and municipal deposits to climb 3.5% from 2011. As in 2012 we expect more of the deposit growth to come from Monroe County where we have opened new banking offices and our current market penetration is lower.

With our high level of federal funds sold in 2011 and 2010, we found no need to borrow short-term funds during these years. At December 31, 2011 we had no overnight borrowings. Depending upon our liquidity needs, we might use short-term borrowings in 2012 from time to time, as we have in the past. Short-term borrowings from the Federal Home Loan Bank of New York and the Federal Reserve Bank of New York, collateralized by loans, are used to fund near-term liquidity needs. More information about our borrowings and borrowing capacity can be found in Notes 8 and 9 to the Consolidated Financial Statements.

We have no short-term or medium-term borrowings as of December 31, 2011 and do not anticipate any in 2012. Our only recent short-term obligation was a $0.3 million final payment made in January 2011 for our purchase of GVT.

Our long-term borrowings are in the form of junior subordinated debentures. In 2007, we issued $20.6 million of fixed-rate junior subordinated debentures and paid off a similar amount of floating rate debentures. In 2006, we issued $30.9 million of floating rate junior subordinated debentures. The terms of these borrowings are more fully described in Note 9 to the Consolidated Financial Statements. Also in Note 9, you will find a discussion and details of interest rate swap agreements used to modify the interest rate of these debentures from floating rate to fixed rate.

Liquidity

Liquidity can be considered the lifeblood of banking. Our Board of Directors has set general liquidity guidelines for management to meet, which can be summarized as: the ability to generate adequate amounts of cash to meet the demand from depositors who wish to withdraw funds, borrowers who require funds, and capital expansion. Liquidity is produced by cash flows from our operating, investing, and financing activities.

Liquidity needs generally arise from asset originations and deposit outflows. Liquidity needs can increase when asset origination (of loans and investments) exceeds net deposit inflows. Conversely, liquidity needs are reduced when the opposite occurs. In these instances, the needs are funded through short-term borrowings, while excess liquidity is sold into the Federal Funds market.

Our principal source of day-to-day liquidity is through wholesale, secured borrowing lines from the Federal Home Loan Bank of New York (FHLB) and the Federal Reserve Bank of New York (FRB), details of which are set out in Note 8 to the Consolidated Financial Statements. During 2011, credit available to us under these lines increased by $66.6 million to $561.7 million at December 31, 2011, due principally to growth in the loan portfolios we pledge as collateral. Since February 2009, we have not accessed either of these lines as deposit inflows were sufficient to provide funds for asset growth.

Secondarily, we occasionally use the liquidity source of time deposit sales in the national brokered market. We will use this source from time to time to manage both liquidity and interest rate risk as conditions may require. At December 31, 2011 we had no outstanding. It is possible we will increase the balance of brokered deposits from time to time if our internal models dictate the need for additional long-term funds at relatively attractive rates.

We measure our liquidity on a daily basis with reference to our Fed Funds and Federal Reserve Bank of New York clearing account balances. This is supplemented by a monthly Liquidity Report, which projects expected liquidity sources and uses over a twelve-month period. The results of this model provide ALCO with a near-term view of liquidity and allow us to make appropriate plans and adjustments in a comprehensive manner, consistent with short- and long-term financial goals. Our use of the model reduces the risk of short-term, unplanned liquidity crises, which can be costly to net interest income, or ultimately, a bank's survival.

As measured using the Consolidated Statement of Cash Flows, for the year ended December 31, 2011, we used $11.5 million in net cash equivalents versus generating $60.0 million in net cash and equivalents in 2010.

Net cash provided by operating activities was $39.4 million in 2011 and $22.3 million in 2010. Both the largest source and use of operating cash in each year were mortgage banking-related activities. These activities were about 20% lower in 2011 than in 2010. We expect 2012 operating activities to approximate levels experienced in 2011.

Cash used by investing activities in 2011 increased from 2010 to $121.2 million from 43.3 million. Net portfolio loan originations caused the largest fluctuation. Net purchases of securities used $12.3 million in cash in 2011, while in 2010 securities transactions generated $5.6 million. In 2011 we increased our portfolio to reinvest the high level of fed funds sold. The 2010 results were due to a higher volume of called securities in the continued low interest rate environment, and our inability to find suitable investments at reasonable interest rates. Net portfolio loan originations were $99.4 million in 2011 and $45.1 million in 2010. The increase in 2011 was due to our efforts to reinvest liquid assets into higher yielding loans from fed funds sold. The decline in 2010 from 2009 was caused by our decision to sell most of our residential mortgage originations to third parties, and secondarily to slow the rate of growth of the balance sheet. In 2012, we expect net loan originations to be similar to 2011's due to strong demand for our lending products.

Cash provided by financing activities was $70.3 million in 2011 compared to $81.1 million in 2010. The largest source of financing funds in 2011 and 2010 was customer deposits. Repayments of term borrowings used cash in both years. For 2012, we expect financing to be provided by deposits, though we may use long-term borrowings if rates are attractive. We expect deposit growth to come from consumer and business deposits, which, are expected to come mainly from Monroe County sources.

Less material, but a part of our ongoing operations, and expected to be funded by normal operations, are liquidity uses such as lease obligations and long-term debt repayments. A summary of these required commitments is included in the table below and details can be found in Notes 8, 9, 15 and 16 to the Consolidated Financial Statements. Contingent funding commitments associated with extensions of credit to customers are set out in Note 16 to the Consolidated Financial Statements and are not included in the table below, because we are unable to determine the amount that would be drawn or its timing.

Payment due by period
As of December 31, 2011
(dollars in thousands)

	Total	Less Than one Year	One Year Through Three Years	After Three Years Through Five Years	More Than Five Years
Borrowings	$ 51,547	-	-	-	51,547
Operating leases	23,187	2,440	4,632	4,267	11,848
OBS acquisition payments	5,675	2,750	2,925	-	-
Cephas Capital Partners II	2,250	-	-	-	2,250
Trillium Lakefront Partners	50	50	-	-	-
Total	$ 82,709	5,240	7,557	4,267	65,645

Total obligations are $82.7 million at year-end 2011 compared to $78.5 million at year-end 2010. The only significant change is the $5.7 million commitment associated with the acquisition of OBS. Except for the payments set forth in the table above, we are not aware of any material commitments in 2012.

Interest Rate Risk Management

Because our biggest source of revenue is net interest income, interest rate risk management is an important function at our Company. We consider interest rate risk to be our most significant market-based risk. We realize net interest income principally from the differential or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volumes and yields, as well as the volume of and rates on investments, deposits and borrowings, are affected by market interest rates. Additionally, because of the terms and conditions of many of our loans and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base, which could alter our sensitivity to future changes in interest rates.

Interest rate risk management focuses on maintaining consistent growth in net interest income within Board-approved policy limits. Considered in the evaluation, among other factors are: overall credit risk, operating income, operating costs, and available capital. Our Asset/Liability Committee (ALCO) includes the Bank's CEO, President and senior officers in various disciplines including Treasury, Finance, Commercial Lending, Retail Lending, and Sales. The Committee reports to the Board on its activities to monitor and manage interest rate risk.

Management of interest rate risk leads us to select certain techniques and instruments to utilize after considering the benefits, costs and risks associated with available alternatives. Since we do not utilize derivative financial instruments, other than interest rate swap agreements, we usually consider one or more of the following: (1) interest rates offered on products, (2) maturity terms offered on products, (3) types of products offered, and (4) products available to us in the wholesale market such as advances from the FHLB and brokered time deposits.

ALCO's principal focus is net interest income at risk. We use a net interest margin shock simulation model as one method to identify and manage our interest rate risk profile. The model measures projected net interest income "at-risk" and anticipated resulting changes in net income and economic value of equity. The model is based on expected cash flows and repricing characteristics for all financial instruments at a point in time and incorporates our market-based assumptions regarding the impact of changing interest rates on these financial instruments over a twelve-month period. We also incorporate assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. While actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and management strategies, this model has proven to be an important guidance tool for ALCO. The following table sets forth the results of this model for the Bank, the principal entity exposed to market risk, at December 31, 2011.

Changes in Interest Rates (basis points)	Estimated Percentage Change in Future Net Interest Income
200	(4)%
100	(6)%
No change	- %
-100	- %
-200	- %

We measure net interest income at risk by estimating the changes in future net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a twelve-month period. This provides a basis or benchmark for ALCO to manage the Company's interest rate risk profile. At December 31, 2011, a relatively small upward shock (100 basis points) would cause an estimated 6% reduction in net interest income, due to our gap position (discussed below), and a larger shock would have a lower impact as asset yields would rise considerably more than liability costs. Downward shocks would have little impact on net interest income, because rates paid are near zero, although they could be lowered somewhat, and asset yields are near our floor rates. We recognize the model only provides a benchmark, because it makes the simplifying assumptions that: (1) interest rates will move in a parallel direction with no change in the yield curve; (2) the interest rate moves will be instantaneous and sustained; and (3) there will be no change in the product mix as determined by customer demand or pricing policies by management.

A second tool used by ALCO is its proprietary cost of funds model. This model is used weekly and measures actual interest rates paid on deposits and borrowings and earned on loans and investments. This model takes into consideration current interest rates, interest rate trends, product and portfolio spreads, and projected and historical net interest income data. Using this model, we can adjust and determine the financial impact on net interest income on a more rapid basis than the net interest margin shock simulation model, which is prepared monthly.

A third method used to identify and manage our interest rate risk profile is the static gap analysis. Interest sensitivity gap ("gap") analysis measures the resulting difference between interest-earning assets and interest-bearing liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons. This generally implies a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position generally implies a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

The following table presents an analysis of our interest rate sensitivity gap position at December 31, 2011. Interest-earning assets are shown based on the earlier of their contractual maturity or repricing date. Securities include the market value of available-for-sale securities, amortized cost of held-to-maturity securities, FRB and FHLB stock. Callable securities are shown at their stated maturity. Loans, without deferred costs, include principal amortization adjusted for estimated prepayments (principal payments in excess of contractual amounts) and non-accrual loans. All interest-bearing liabilities are shown based on the earlier of their contractual maturity or repricing date with no adjustment for decay (withdrawal) rates. Borrowings include the junior subordinated debentures. Because the interest rate sensitivity levels shown in the table could be changed by external factors such as loan prepayments and liability decay rates, or by factors controllable by us such as asset sales, it is not an absolute reflection of our potential interest rate risk profile.

The maturities set forth are based upon contractual maturities. Demand loans, overdrafts and certain time loans, the principal of which may be renewed in whole or in part, are included in the " One Year or Less" classification. Our loan policy encourages a repayment schedule to be established whenever possible for loans that do not have stated contractual maturities. The policy provides that a demand loan should mature within one year of its origination, with any renewals at the then-prevailing interest rate and with the assurance that the borrower demonstrates the ability to repay on maturity of the loan.

Interest Rate Sensitivity Gap
December 31, 2011
(Dollars in thousands)

	Maturity/Repricing Period				
	Within 3 Months	**4 to 12 Months**	**13 to 36 Months**	**37 to 48 Months**	**Over 48 Months**
Interest-earning assets:					
Interest-bearing deposits	$ 126,740	-	-	-	-
Securities	12,920	37,524	86,394	33,320	113,981
Loans	377,089	119,229	341,878	138,564	308,127
Total interest-earnings assets	516,749	156,753	428,272	171,884	422,108
Interest-bearing liabilities:					
NOW accounts	175,409	-	-	-	-
Savings and money market	745,713	-	-	-	-
Time deposits	89,517	64,109	120,846	123,732	-
Borrowings	30,928	20,619	-	-	-
Total interest-bearing liabilities	1,041,567	84,728	120,846	123,732	-
Interest rate swap affecting liabilities	(30,928)	(20,619)	-	-	51,547
Interest rate sensitivity gap	$ (493,890)	92,644	307,426	48,152	370,561
Cumulative gap	$ (493,890)	(401,246)	(93,820)	(45,668)	324,893
Cumulative gap ratio (1)	51.1 %	62.7 %	92.2 %	96.5 %	123.7 %
Cumulative gap as percent of total assets	(28.0)%	(22.8)%	(5.3)%	(2.6)%	18.4 %

(1) Cumulative total interest-earning assets divided by cumulative total interest-bearing liabilities.

The table indicates that $493.9 million more interest-bearing liabilities (than interest-earning assets) will reprice in the 0-3 month range. For the 4-12 month period, we are asset sensitive, as $92.6 million more of interest-earning assets are repricing than interest-bearing liabilities. For the entire one-year range, we are repricing $401.2 million more interest-bearing liabilities than assets and at 62.7% are within our gap ratio targets of 30% to 125%. We are asset sensitive at $307.2 million for the 13-36 month range, $48.2 million for the 37 to 48 month year range, and $370.6 million over 48 months. For the entire portfolio range, we are asset sensitive at $324.9 million versus asset sensitive of $248.9 million last year, mostly reflecting the growth in non-interest-bearing liabilities.

Our product mix is such that nearly all assets and liabilities reprice or mature within five years. With such a balance sheet profile, we face interest rate risk over the short to medium term. We consider this interest rate gap manageable, as substantially all of the NOW accounts and savings balances are considered insensitive to rate changes.

The following table provides additional detail of the interest sensitivity specifically of certain commercial and industrial loans as of December 31, 2011 (dollars in thousands).

	One Year or Less	After One Through Five Years	After Five Years	Total
Commercial, financial and agricultural loans	$ 156,508	$ 40,092	$ 2,144	$ 198,744
Maturing or repricing after one year:				
with a fixed interest rate	$ 1,693	40,092	2,143	43,928
with a floating or adjustable rate	$ 154,816	-	-	154,816

Capital and Dividends

The Company and Bank are each subject to certain regulatory capital requirements. As of December 31, 2011, the Company and Bank each far exceeded all capital requirements to which they were subject. A full description of these requirements and applicable calculations are set out in Note 17 to the Consolidated Financial Statements.

Our goal is to maintain the Company's and Bank's categorization as "well-capitalized," and our current operating plans project the Company and Bank to remain at well-capitalized status. This will be accomplished mainly through balancing asset growth and net capital formation (net income less dividends and treasury stock purchases). We can take other steps to improve capital ratios as considered necessary, such as dividend reductions, asset sales, issuing equity securities, or issuing additional debt qualifying as regulatory capital and other means. None of these are contemplated in 2012.

On September 12, 2010, the Basel Committee on Banking Supervision released its proposal for revising capital requirements for internationally active financial institutions. These new standards are called Basel III. As a signatory to this proposal, the United States banking regulators will be revising capital standards for all financial institutions in the U.S. Accordingly, our capital standards will change. However, regulators have not released any new standards and are not expected to do so for some time. Furthermore, the international standards do not become fully effective until 2018, which is likely when the U.S. standards would become fully effective. It is too early to determine whether there will be any material impact to the Company.

We expect capital to increase in 2012. Considering our strong results in 2011, we raised our semi-annual, per-share dividend in January 2012, to $1.50 compared to $1.43 in the first half of 2010. We also paid a semi-annual cash dividend of $1.44 per share in August 2011. Together the 2011 dividends totaled $5.4 million or $2.87 per outstanding common share versus $5.1 million or $2.72 per outstanding common share in 2010 and $2.47 per outstanding common share in 2009. Payment of dividends by the Bank to the Company is limited in certain circumstances, which are discussed in Note 11 to the Consolidated Financial Statements. You can find historical dividend information in the Common Stock Data section below and in the Financial Highlights. While we cannot provide assurance that the amount and timing of dividends paid in recent years will continue, we have no knowledge of current activities that would require us to reduce dividends or change the timing of their payment.

We expect common shares to be available in the open market resulting from stock option exercises and shareholders' sales. From time to time, we may buy shares into treasury, from which we fund our ESOP and other employee awards, including the annual Arthur S. Hamlin Award.

Off Balance Sheet Arrangements

We offer certain financial products which are not recorded on our balance sheet because actual funds have not been extended. These are in the form of standby letters of credit and loan commitments. We have enumerated these in Note 16 to the Consolidated Financial Statements. At December 31, 2011, there were no material commitments to extend credit which represent unusual risks outside of our normal course of business.

Legislative and Fiscal Matters

On July 21, 2010, the President signed into law *The Dodd-Frank Wall Street Reform and Consumer Protection Act* ("Financial Reform Act"). The Financial Reform Act significantly alters financial regulation in the United States by creating new regulators, regulating new markets, bringing new firms into the regulatory arena, and providing new rulemaking and enforcement powers to regulators. The Financial Reform Act is intended to address specific issues that contributed to the financial crisis and is heavily remedial in nature. Many of the provisions in the Act are applicable to larger institutions (greater than $10 billion in assets). A summary of the Financial Reform Act's provisions that may potentially impact the Company follows.

The Financial Reform Act created the Financial Stability Oversight Council with the primary obligation to identify, monitor, and assist in the management of systemic risk that may pose a threat to the country's financial system. Included in its responsibilities is a requirement to review and at its option submit comments, as appropriate to any standard-setting body (such as the Financial Accounting Standards Board [FASB]) with respect to existing or proposed accounting principles, standards or procedures. Though this responsibility may not directly impact the Company, the Council's review and commentary on accounting matters may result in more consideration by standard-setters of the volatility created by some of its current and proposed standards. We hope the Council's activities will bring restraint to standard setters and temper proposals such as mark-to-market accounting for all financial instruments.

The Act permanently implemented FDIC insurance coverage for all deposit accounts up to $250,000. Furthermore, the insurance premium assessment base was revised from all domestic deposits to the average of total assets less tangible equity. The minimum reserve ratio of the deposit insurance fund was increased from 1.15% to 1.35%, with the increase to be covered by assessments on insured institutions with assets over $10 billion until the new reserve ratio is reached. We discussed the impact of this provision in section above, but in summary, this provision has significantly reduced the Company's deposit insurance premiums.

The Act creates the Consumer Financial Protection Bureau (CFPB). It has an independent budget and is housed in the Federal Reserve Board, but not subject to its jurisdiction. The CFPB has rulemaking authority to promulgate regulations regarding consumer financial products and services offered by all banks and thrifts, their affiliates and many non-bank financial services firms. We cannot determine what the impact the CFPB's rules and regulations might have on the Company, its product offerings, its customers' ability to purchase products to meet their specific needs, or the Company's general business practices, but they are likely to be significant given the CFPB's broad powers.

The so-called "Durbin Amendment" requires the Federal Reserve Board to adopt regulations limiting interchange fees that can be charged in an electronic debit card transaction to the "reasonable and proportionate" costs related to the incremental cost of the transaction. Banks under $10 billion in assets are exempt, which would include the Company. Final rules were implemented in 2011. While the rules are not designed to negatively impact smaller banks, and to date we have not experienced any detrimental effects, since the Company contracts with large debit card processors with which we have relatively weak bargaining power, it is possible these processors, as a result of the Act, will earn lower revenues, leaving less revenue per transaction for the Company.

The Act has changed oversight authority for the prudential regulation of our Company so both the Bank and its holding company will be regulated by the Office of the Comptroller of the Currency (OCC), because the Company has less than $50 billion in assets. Formerly the Bank was regulated by the OCC and the holding company was regulated by the Federal Reserve Board.

The Act significantly changes the regulatory structure of the mortgage lending business, but, in effect, has codified the prudent and customer-focused activities the Company has always pursued. For example, the Act provides that a creditor must make a reasonable and good faith determination of a consumer's ability to repay before making a residential mortgage loan. The determination must be based on verified and documented information and must take into account all applicable taxes, insurance and assessments.

On the other hand, the Act does add substantial burdens to the Company by, subject to certain exemptions, requiring the establishment of an escrow account in connection with a closed-end consumer credit transaction secured by a first lien on a consumer's principal dwelling for the payment of taxes and hazard insurance and, if applicable, flood insurance, mortgage insurance, ground rents and any other required periodic payments or premiums with respect to the property or the loan terms. The Company has not historically escrowed such payments. We provide financial advice and a savings product for customers to self-escrow, believing that customers are the best stewards and managers of their personal cash flow sources and uses, and government is ill-suited to dictate how much and when individual consumers should save to meet their financial obligations.

The Act also modified the calculation for a loan to be subject to "high-cost-loan" status under the Home Ownership and Equity Protection Act (HOEPA) by requiring the Annual Percentage Rate (APR) to be compared to the average prime offer rate for a comparable transaction and not the rate on U.S. Treasury securities having a comparable maturity. The points and fees trigger is lowered, and a prepayment fee trigger is added. We believe any comparison is a flawed policy, because low balance loans, those most beneficial to first-time homeowners, would carry an interest rate unprofitable to the Company. Principally the methodology ignores that originating a loan, no matter what its balance, has certain fixed costs, and these costs when spread over a smaller balance result in a higher effective interest rate.

Recent Accounting Standards to be implemented in Future Periods

The following presents a summary of Accounting Standards Updates (ASU's), exclusive of technical correction ASU's that will be subject to implementation in future periods.

ASU 2011-03. *Reconsideration of Effective Control for Repurchase Agreements*, issued April 2011. The main objective in developing this Update is to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this Update. The guidance in this Update is effective for us on January 1, 2012. Since the Company does not currently engage in these types of transactions, the Update had no impact on the Company's financial condition or results of operations upon implementation.

ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, issued May 2011. The amendments are intended to converge fair value measurement and disclosure guidance in U.S. GAAP with the guidance in the International Accounting Standards Board's concurrently issued IFRS 13, *Fair Value Measurement*. The amendments in ASU 2011-04 do not modify the requirements for when fair value measurements apply; rather, they generally represent clarifications on how to measure and disclose fair value under ASC 820, *Fair Value Measurement*, including the following revisions:
- The concepts of highest and best use and valuation premise are relevant only for measuring the fair value of nonfinancial assets and do not apply to financial assets and liabilities.
- An entity should measure the fair value of an equity-classified financial instrument from the perspective of the market participant that holds the instrument as an asset.
- An entity that holds a group of financial assets and financial liabilities whose market risk (that is, interest rate risk, currency risk or other price risk) and credit risk are managed on the basis of the entity's net risk exposure may apply an exception to the fair value requirements in ASC 820 if certain criteria are met. The exception allows such financial instruments to be measured on the basis of the reporting entity's net, rather than gross, exposure to those risks.
- Premiums or discounts related to the unit of account are appropriate when measuring fair value of an asset or liability if market participants would incorporate them into the measurement (for example, a control premium). However, premiums or discounts related to size as a characteristic of the reporting entity's holding (that is, a "blockage factor") should not be considered in a fair value measurement.

The following new disclosures related to an entity's fair value measurements are required: – For Level 3 fair value measurements:
- Quantitative information about unobservable inputs
- Description of the valuation processes
- Qualitative discussion about the sensitivity of the measurements
- Information about the use of a nonfinancial asset when it differs from the asset's highest and best use
- The level of fair value hierarchy for assets and liabilities that are not measured at fair value but whose fair value is required to be disclosed.

The guidance in this Update is effective for us on January 1, 2012. We expect to expand certain footnote disclosures, but, in general, implementation of this standard had no impact on our financial statements.

ASU 2011-05 Presentation of Comprehensive Income, issued June 2011. The objective of this Update is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS), the FASB decided to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, among other amendments in this Update.

The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. Currently we present components of other comprehensive income as part of the statement of changes in stockholders' equity, which will no longer be allowable under this amendment. The amendment will be applied retrospectively (prior periods will be restated), and will be effective for us beginning the first quarter of 2012. In *ASU 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*, the FASB deferred the certain reporting requirements for reclassifications out of accumulated other comprehensive income on a components basis. During the first quarter of 2012 we will be revising our reporting systems to provide the necessary information to implement this standard in 2012.

ASU 2011-08 Testing Goodwill for Impairment, issued September 2011. The objective of this Update is to simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for us beginning in 2012. Its impact will be unknown until we complete our next annual goodwill evaluation.

ASU 2011-11 Disclosures about Offsetting Assets and Liabilities, issued December 2011. The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments are intended to bring closer convergence of US GAAP with International Financial Reporting Standards (IFRS). The amendments are effective for us beginning in 2013. We do not anticipate any material impact to our financial statements.

Summary Quarterly Financial Data

In the tables below, we present summary quarterly financial results for each of the quarters in the years ended December 31, 2011, and 2010. The sum of each quarter's earnings-per-share data may differ from the full year's results due to rounding (in thousands except share data).

2011 Quarters:	1st	2nd	3rd	4th
Net interest income	$ 14,823	$ 15,145	$ 15,310	$ 16,195
Provision for loan losses	(750)	(140)	(1,500)	(1,385)
Non-interest income	7,192	6,919	7,338	7,359
Operating expenses	(15,321)	(14,835)	(13,961)	(20,286)
Income taxes	(1,605)	(2,045)	(2,162)	(366)
Noncontrolling interests	-	-	-	387
Net income	$ 4,339	$ 5,044	$ 5,025	$ 1,904
Basic earnings per share	$ 2.30	$ 2.67	$ 2.66	$ 1.01
Diluted earnings per share	$ 2.26	$ 2.63	$ 2.61	$ 0.99
2010 Quarters:				
Net interest income	$ 14,487	$ 15,378	$ 15,654	$ 15,622
Provision for loan losses	(2,425)	(525)	(1,700)	(1,500)
Non-interest income	6,414	6,487	6,788	7,032
Operating expenses	(13,710)	(14,087)	(14,396)	(15,658)
Income taxes	(1,249)	(1,899)	(1,627)	(1,430)
Net income	$ 3,517	$ 5,354	$ 4,719	$ 4,066
Basic earnings per share	$ 1.87	$ 2.84	$ 2.50	$ 2.35
Diluted earnings per share	$ 1.84	$ 2.80	$ 2.46	$ 2.31

The fourth quarter of 2011's results were positively impacted by higher net interest income due to loan portfolio growth, offset by significantly higher operating expenses driven by higher incentive stock plan accruals associated with the increase in the price of the Company's stock and higher intangible amortization. The fourth quarter of 2010's results were positively impacted by growth in non-interest income, offset by higher operating expenses associated with higher bonus accrual based upon full-year earnings and writedowns of other real estate.

Our Common Stock

At December 31, 2011, we had approximately 1,370 shareholders of record. Information about beneficial ownership of the Company's stock by directors and certain officers is set forth in the Company's Proxy Statement for the 2012 Annual Meeting of Shareholders. Market value and dividend information is set forth in a table below. The Company currently pays a semi-annual dividend in February and August. We expect to continue to pay cash dividends to our stockholders for the foreseeable future.

The following table sets forth, for the monthly period indicated in 2011, the total number of shares purchased and the price paid per share by The Canandaigua National Bank and Trust Company (Bank) for the Arthur S. Hamlin Award, the Canandaigua National Corporation Employee Stock Ownership Plan (ESOP) and the Canandaigua National Corporation for treasury. Each of these entities is considered an affiliated purchaser of the Company under Item 703 of Regulation S-K. Shares repurchased by Company are not part of a publicly announced plan or program. The Bank, ESOP, and Company purchase prices per share were determined based on the most recent price established at the sealed-bid auction immediately preceding the purchase. Purchases occur on an ad-hoc basis when shares become available in the marketplace and the Company is interested in purchasing these shares for the corporate purposes discussed above. Sales occur when corporate needs require the use of shares and there are none available in the market at the time.

Purchases and Sales of Equity Securities for the Year Ended December 31, 2011

Date	Total Shares Purchased (Sold) (#)		Average Price Per Share ($)	Purpose
January	200	$	95.85	Treasury
April	(140)	$	99.89	Compensation
June	848	$	103.87	Treasury
June	(16)	$	103.87	Compensation
June	(36)	$	103.87	Arthur S. Hamlin Award
September	(107)	$	111.34	Compensation
December	(119)	$	129.22	Compensation
December	864	$	129.22	Treasury
Total purchases	1,912			
Total sales	(418)			

While the Company's stock is not actively traded, from time to time, shareholders sell shares to interested persons in sealed-bid public auctions administered by the Bank's Trust Department at the request of selling shareholders. Our stock is not listed with a national securities exchange. Due to the limited number of transactions, the quarterly high, low and weighted average sale prices may not be indicative of the actual market value of the Company's stock. The following table sets forth a summary of transactions by selling shareholders and bidders in the Company's common stock during each period for transactions that were administered by the Bank's Trust Department. Also included are the book value at quarter end, and semi-annual dividends paid per share since the first quarter of 2009.

	# Shares Sold		Quarterly Average Sales Price		Quarterly High Sales Price		Quarterly Low Sales Price		Book Value		Dividend Paid
2011											
4th Quarter	1,492	$	129.22	$	150.00	$	123.75	$	71.95		
3rd Quarter	3,216	$	111.34	$	118.13	$	107.50	$	69.55	$	1.44
2nd Quarter	3,036	$	103.87	$	110.00	$	102.50	$	69.34		
1st Quarter	2,948	$	99.89	$	107.21	$	98.69	$	66.71	$	1.43
2010											
4th Quarter	2,528	$	95.85	$	102.90	$	93.91	$	65.54		
3rd Quarter	3,172	$	91.89	$	100.00	$	90.03	$	63.55	$	1.43
2nd Quarter	3,200	$	88.44	$	92.50	$	87.53	$	62.99		
1st Quarter	3,040	$	85.37	$	91.75	$	83.75	$	59.93	$	1.29
2009											
4th Quarter	2,700	$	81.78	$	87.97	$	81.25	$	59.30		
3rd Quarter	None	$	N/A	$	N/A	$	N/A	$	57.18	$	1.26
2nd Quarter	3,064	$	80.93	$	87.50	$	78.81	$	55.70		
1st Quarter	3,244	$	78.69	$	88.75	$	75.50	$	53.94	$	1.21

Although the Company's common stock is not listed with a national securities exchange, it trades sporadically on the Over-the-Counter Bulletin Board System under the symbol CNND or CNND.OB. The following table sets forth a summary of information about these trades. Due to the limited number of transactions, the quarterly high, low and weighted average bid/ask prices may not be indicative of the actual market value of the Company's stock.

The OTC Bulletin Board® (OTCBB) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on NASDAQ® or a national securities exchange. The OTCBB is a quotation medium for subscribing members, not an issuer listing service, and should not be confused with The NASDAQ Stock Market^{SM}. Investors must contact a broker/dealer to trade OTCBB securities. Investors do not have direct access to the OTCBB service. The Securities and Exchange Commission's (SEC's) Order-Handling Rules which apply to NASDAQ-listed securities do not apply to OTCBB securities. The OTCBB market quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	# Shares		Quarterly Average Bid/Ask Price		Quarterly High Bid/Ask Price		Quarterly Low Bid/Ask Price
2011							
4th Quarter	7,375	$	97.00	$	160.00	$	79.64
3rd Quarter	2,456	$	97.70	$	105.00	$	87.50
2nd Quarter	636	$	90.12	$	93.75	$	86.50
1st Quarter	2,536	$	85.26	$	88.50	$	83.75
2010							
4th Quarter	2,544	$	81.82	$	90.00	$	78.25
3rd Quarter	3,256	$	75.55	$	78.75	$	70.25
2nd Quarter	748	$	78.01	$	80.00	$	75.25
1st Quarter	1,808	$	77.42	$	82.50	$	70.00
2009							
4th Quarter	2,048	$	76.88	$	83.75	$	69.75
3rd Quarter	32	$	69.16	$	69.75	$	68.75
2nd Quarter	4,136	$	65.72	$	75.00	$	55.00
1st Quarter	1,128	$	52.82	$	55.00	$	50.75

Management Report on the Effectiveness of Internal Controls over Financial Reporting

Management of Canandaigua National Corporation (the Company) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in its annual report. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, as such, include amounts based on informed judgments, assumptions and estimates made by management.

Management is also responsible for establishing and maintaining adequate and effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income (call report instructions) and as defined in Exchange Act Rules 13a-15(f). This internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the Company's internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions as of December 31, 2011. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2011, the Company maintained effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in the annual report and the effectiveness of the Company's internal control over financial reporting as of December 31, 2011.

Management is also responsible for complying with federal laws and regulations concerning dividend restrictions and loans to insiders, designated by the FDIC as safety and soundness laws and regulations.

Management assessed compliance with the aforementioned designated safety and soundness laws and regulations. Based on this assessment, management believes that the Company complied, in all material respects, with such designated laws and regulations relating to safety and soundness during the year ended December 31, 2011.

February 22, 2012



George W. Hamlin, IV
Chairman and Chief Executive Officer

Lawrence A. Heilbronner
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Canandaigua National Corporation:

We have audited Canandaigua National Corporation's (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on the Effectiveness of Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Canandaigua National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management's statement referring to compliance with laws and regulations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canandaigua National Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 22, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Rochester, New York
February 22, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Canandaigua National Corporation:

We have audited the accompanying consolidated balance sheets of Canandaigua National Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canandaigua National Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canandaigua National Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Rochester, New York
February 22, 2012

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010 (Unaudited)
(dollars in thousands, except per share data)

Assets		**2011**	**2010**
Cash and due from banks	$	52,715	28,951
Interest-bearing deposits with other financial institutions		6,490	4,200
Federal funds sold		67,535	105,078
Securities:			
- Available for sale, at fair value		114,258	113,995
- Held-to-maturity (fair value of $172,517 in 2011 and $160,401 in 2010)		167,225	155,881
Loans - net		1,276,426	1,189,221
Premises and equipment – net		16,101	14,370
Accrued interest receivable		6,627	6,337
Federal Home Loan Bank stock and Federal Reserve Bank stock		2,656	2,460
Goodwill		15,810	8,818
Intangible assets		6,787	5,724
Prepaid FDIC assessment		3,905	5,175
Other assets		24,935	21,294
Total Assets	$	1,761,470	1,661,504

Liabilities and Stockholders' Equity			
Deposits:			
Demand			
Non-interest bearing	$	227,284	186,289
Interest bearing		175,409	150,360
Savings and money market		745,713	648,291
Time		398,204	488,390
Total deposits		1,546,610	1,473,330
Borrowings		-	330
Junior subordinated debentures		51,547	51,547
Accrued interest payable and other liabilities		27,533	12,503
Total Liabilities		1,625,690	1,537,710
Canandaigua National Corporation stockholders' equity:			
Preferred stock, $.01 par value; 4,000,000 shares			
authorized, no shares issued or outstanding		-	-
Common stock, $5.00 par value; 16,000,000 shares			
authorized, 1,946,496 shares issued in 2011 and 2010		9,732	9,732
Additional paid-in-capital		8,834	8,823
Retained earnings		120,675	109,768
Treasury stock, at cost (59,242 shares at December 31, 2011			
and 57,748 at December 31, 2010)		(4,912)	(4,728)
Accumulated other comprehensive income, net		(1,455)	199
Total Canandaigua National Corporation Stockholders' Equity:		132,874	123,794
Non-controlling interests		2,906	-
Total Equity		135,780	123,794
Total Liabilities and Equity	$	1,761,470	1,661,504

See accompanying notes to consolidated financial statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2011, 2010 and 2009
(dollars in thousands, except per share data)

		2011	2010	2009
Interest income:				
Loans, including fees	$	64,907	67,571	66,107
Securities		7,936	8,652	8,893
Federal funds sold		354	207	118
Other		24	36	58
Total interest income		73,221	76,466	75,176
Interest expense:				
Deposits		8,843	12,113	17,243
Borrowings		-	207	550
Junior subordinated debentures		2,905	3,005	3,009
Total interest expense		11,748	15,325	20,802
Net interest income		61,473	61,141	54,374
Provision for loan losses		3,775	6,150	4,345
Net interest income after provision for loan losses		57,698	54,991	50,029
Other income:				
Service charges on deposit accounts		10,972	10,725	9,019
Trust and investment services income		12,632	10,984	10,056
Net gain on sale of mortgage loans		2,126	2,366	3,015
Loan servicing income, net		928	877	582
Loan-related fees		267	351	332
(Loss) on securities transactions, net		(191)	(170)	(159)
Other operating income		2,074	1,588	1,925
Total other income		28,808	26,721	24,770
Operating expenses:				
Salaries and employee benefits		35,019	30,526	28,447
Occupancy, net		7,530	6,805	6,172
Technology and data processing		4,480	3,881	3,555
Professional and other services		4,751	3,297	2,949
Marketing and public relations		2,829	2,515	2,206
Office supplies, printing and postage		1,556	1,470	1,519
Intangible amortization		1,187	995	1,063
Other real estate operations		1,049	1,297	1,200
FDIC insurance		1,405	2,152	2,586
Other operating expenses		4,597	4,913	4,507
Total operating expenses		64,403	57,851	54,204
Income before income taxes		22,103	23,861	20,595
Income taxes		6,178	6,205	5,401
Net income attributable to noncontrolling interests and Canandaigua National Corporation		15,925	17,656	15,194
Less: Net (loss) attributable to noncontrolling interests		(387)	-	-
Net income attributable to Canandaigua National Corporation	$	16,312	17,656	15,194
Basic earnings per share	$	8.64	9.35	8.06
Diluted earnings per share	$	8.48	9.20	7.92

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2011, 2010 and 2009 (Unaudited)
(dollars in thousands, except share data)

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
Balance at December 31, 2008	1,887,436	$ 9,732	8,591	87,273	(4,819)	(339)	-	100,438
Comprehensive income:								
Change in fair value of interest rate swaps, net of taxes of $170		-	-	-	-	266	-	266
Change in unrealized gain on on securities available for sale, net of taxes of $502		-	-	-	-	808	-	808
Plus reclassification adjustment for realized losses included in net income on called securities, net of taxes of $15		-	-	-	-	25	-	25
Net income		-	-	15,194	-	-	-	15,194
Total comprehensive income								16,293
Purchase of treasury stock	(4,516)	-	-	-	(360)	-	-	(360)
Shares issued as compensation	424	-	-	(3)	36	-	-	33
Cash dividend - $ 2.47 per share	-	-	-	(4,669)	-	-	-	(4,669)
Balance at December 31, 2009	1,883,344	$ 9,732	8,591	97,795	(5,143)	760	-	111,735
Comprehensive income:								
Change in fair value of interest rate swaps, net of taxes of $180		-	-	-	-	324	-	324
Change in unrealized gain on on securities available for sale, net of taxes of ($483)		-	-	-	-	(971)	-	(971)
Plus reclassification adjustment for realized losses included in net income on called securities, net of taxes of $44		-	-	-	-	86	-	86
Net income		-	-	17,656	-	-	-	17,656
Total comprehensive income								17,095
Purchase of treasury stock	(5,564)	-	-	-	(511)	-	-	(511)
Shares issued as compensation	624	-	-	-	54	-	-	54
Exercise of stock options, including tax benefit of $232	10,344	-	232	(562)	872	-	-	542
Cash dividend - $ 2.72 per share	-	-	-	(5,121)	-	-	-	(5,121)
Balance at December 31, 2010	1,888,748	$ 9,732	8,823	109,768	(4,728)	199	-	123,794
Comprehensive income:								
Change in fair value of interest rate swaps, net of taxes of ($1,341)		-	-	-	-	(2,141)	-	(2,141)
Change in unrealized gain on on securities available for sale, net of taxes of $180		-	-	-	-	346	-	346
Plus reclassification adjustment for realized losses included in net income on called securities, net of taxes of $69		-	-	-	-	141	-	141
Net income attributable to non-controlling interest and Canandaigua National Corporation		-	-	16,312	-	-	(387)	15,925
Total comprehensive income								14,271
Purchase of treasury stock	(1,912)	-	-	-	(219)	-	-	(219)
Shares issued as compensation	418	-	11	-	35	-	-	46
Cash dividend - $ 2.87 per share	-	-	-	(5,405)	-	-	-	(5,405)
Change in non-controlling interest	-	-	-	-	-	-	3,299	3,299
Dividend to non-controlling interests	-	-	-	-	-	-	(6)	(6)
Balance at December 31, 2011	1,887,254	$ 9,732	8,834	120,675	(4,912)	(1,455)	2,906	135,780

See accompanying notes to consolidated financial statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011, 2010 and 2009 (Unaudited)
(dollars in thousands)

		2011	2010	2009
Cash flow from operating activities:				
Net income attributable to Canandaigua National Corporation	$	16,312	17,656	15,194
Adjustments to reconcile net income to				
Net cash provided by operating activities:				
Depreciation, amortization and accretion		6,097	5,285	5,071
Provision for loan losses		3,775	6,150	4,345
Gain on sale of premises and equipment and other real estate, net		(105)	(32)	(61)
Writedown of other real estate		208	493	81
Deferred income tax benefit		(574)	(763)	(589)
Income from equity-method investments, net		(363)	59	(83)
Loss on calls of securities and write-down, net		191	170	159
Gain on sale of mortgage loans, net		(2,126)	(2,366)	(3,015)
Originations of loans held for sale		(166,240)	(203,582)	(268,203)
Proceeds from sale of loans held for sale		174,923	198,492	266,614
Prepaid FDIC assessment		-	-	(7,659)
Decrease (increase) in other assets		114	3,564	(4,046)
Increase (decrease) in all other liabilities		3,103	(2,857)	3,330
Net cash provided by operating activities		35,315	22,269	11,138
Cash flow from investing activities:				
Securities available-for-sale:				
Proceeds from maturities and calls		80,156	65,844	29,488
Purchases		(79,888)	(62,409)	(50,823)
Securities held to maturity:				
Proceeds from maturities and calls		42,613	33,256	37,868
Purchases		(55,228)	(31,076)	(36,369)
Loan originations in excess of principal collections, net		(99,398)	(45,135)	(71,692)
Purchase of premises and equipment, net		(4,044)	(4,428)	(2,726)
Calls of FHLB stock, net of purchases of FHLB and FRB stock		(196)	229	322
Investment in equity-method investments		(5)	(752)	(37)
Proceeds from sale of other real estate		1,158	1,144	711
Acquisition of WBI net of cash acquired		(2,250)	-	-
Net cash used by investing activities		(117,082)	(43,327)	(93,258)
Cash flow from financing activities:				
Net increase in demand, savings and money market deposits		163,466	96,846	112,881
Net decrease in time deposits		(90,186)	(1,213)	35,909
Overnight borrowings, net		-	-	(4,400)
Principal repayments of term borrowings		(330)	(9,534)	(11,720)
Proceeds from sale of treasury stock		46	54	33
Payments to acquire treasury stock		(219)	(511)	(360)
Proceeds from issuance of treasury stock under stock option plan		-	310	-
Tax benefit from stock option exercise		-	232	-
Change in noncontrolling interest, net		2,906	-	-
Dividends paid		(5,405)	(5,121)	(4,669)
Net cash provided by financing activities		70,278	81,063	127,674
Net (decrease) increase in cash and cash equivalents		(11,489)	60,005	45,554
Cash and cash equivalents - beginning of period		138,229	78,224	32,670
Cash and cash equivalents - end of period	$	126,740	138,229	78,224
Supplemental disclosure of cash flow information:				
Interest paid	$	12,251	15,444	21,447
Income taxes paid	$	7,395	8,029	4,926
Supplemental schedule of noncash investing activities				
Real estate acquired in settlement of loans	$	1,861	2,927	2,864
Acquisitions:				
Fair value of assets acquired (noncash)	$	10,178	-	-
Fair value of liabilities assumed	$	8,445	-	-

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Business

Canandaigua National Corporation (the Company) provides a full range of financial services, including banking, trust, investment, and insurance services to individuals, corporations, and municipalities. The Company is subject to competition from other financial services and commercial companies in various regulated and unregulated industries. The Company and its subsidiaries are subject to the regulations of certain federal and state agencies and undergo regular examinations by those regulatory authorities.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. Its principal operations comprise the activities of The Canandaigua National Bank and Trust Company (the Bank), CNB Mortgage Company (CNBM), Genesee Valley Trust Company (GVT), and WBI OBS Financial, LLC (OBS). OBS is included effective November 30, 2011, the date of its acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in minority-owned entities under the equity method. The Consolidated Financial Statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles and conform to predominant practices within the financial services industry.

In preparing the Consolidated Financial Statements, management made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, particularly with respect to the allowance for loan losses and securities with other than temporary impairment.

Amounts in prior years' Consolidated Financial Statements are reclassified whenever necessary to conform to the current year's presentation.

Management has evaluated the impact of subsequent events on these financial statements to the date of filing of this Annual Report with the Securities and Exchange Commission.

Effective August 31, 2010, CNB Mortgage Company became a wholly-owned subsidiary of The Canandaigua National Bank and Trust Company. It was formerly a wholly-owned subsidiary of Canandaigua National Corporation. The reason for the change was to bring CNB Mortgage Company under the federal banking regulatory structure from New York State's banking regulatory structure, which had become increasingly rigid and costly. There was no change in the consolidated financial results, in segment reporting, or in management of the companies.

Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents include cash, interest-bearing and other balances due from banks, and federal funds sold.

Securities

The Company classifies its debt securities as either available for sale or held to maturity as the Company does not hold any securities considered to be trading. Held to maturity securities are those that the Company has the ability and intent to hold until maturity. Held to maturity securities are recorded at amortized cost. All other securities not included as held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Except for unrealized losses charged to earnings for other-than-temporary-impairment deemed to be credit-related or based on intent to sell, unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are included in accumulated other comprehensive income (loss) in stockholders' equity until realized.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. A decline in fair value of any security below cost that is deemed other than temporary and related to the credit-worthiness of the issuer is charged to earnings, resulting in the establishment of a new cost basis for the security. Management generally evaluates the credit-worthiness of the issuer based on their ability to produce sufficient cash flows to service the contractual debt obligation.

Interest income and dividends are recognized when earned. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Realized gains and losses are included in earnings and are determined using the specific identification method.

Loans

Loans, other than loans designated as held for sale, are stated at the principal amount outstanding net of deferred origination costs. Interest and deferred fees and costs on loans are credited to income based on the effective interest method. Loans held for sale are carried at the lower of cost or fair value.

The accrual of interest on commercial and real estate loans is generally discontinued, and previously accrued interest is reversed, when the loans become 90 days delinquent or when, in management's judgment, the collection of principal and interest is uncertain. Loans are returned to accrual status when the doubt no longer exists about the loan's collectability and the borrower has demonstrated a sustained period of timely payment history. Specifically, the borrower will have resumed paying the full amount of scheduled interest and principal payments; all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period (6 months); and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms involving payments of cash or cash equivalents. Interest on consumer loans is accrued until the loan becomes 120 days past due at which time principal and interest are generally charged off.

Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, and sufficient information exists to make a reasonable estimate of the inherent loss, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable fair value or the fair value of underlying collateral if the loan is collateral-dependent. In the absence of sufficient, current data to make a detailed assessment of collateral values or cash flows, management measures impairment on a pool basis using historical loss factors equivalent to similarly impaired loans. Impairment reserves are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans are generally applied to reduce the principal balance outstanding. In considering loans for evaluation of specific impairment, management generally excludes smaller balance, homogeneous loans: residential mortgage loans, home equity loans, and all consumer loans, unless such loans were restructured in a troubled debt restructuring. These loans are collectively evaluated for risk of loss on a pool basis.

Allowance for Loan Losses

The allowance for loan losses is a valuation reserve for probable and inherent losses in the loan portfolio. Credit losses arise primarily from the loan portfolio, but may also be derived from other credit-related sources, when drawn upon, such as commitments, guarantees, and standby letters of credit. Additions are made to the allowance through periodic provisions, which are charged to expense. All losses of principal are charged to the allowance when incurred or when a determination is made that a loss is expected. Subsequent recoveries, if any, are credited to the allowance.

The Company has established a process to assess the adequacy of the allowance for loan losses and to identify the risks in the loan portfolio. This process consists of the identification of specific reserves for impaired commercial loans and residential mortgages, and the calculation of general reserves, which is a formula-driven allocation.

The calculation of the general reserve involves several steps. A historical loss factor is applied to each loan by loan type and loan classification. The historical loss factors are calculated using a loan-by-loan, trailing eight-quarter net loss migration analysis for commercial loans. For all other loans, a portfolio-wide, trailing eight-quarter net loss migration analysis is used. Adjustments are then made to the historical loss factors based on current-period quantitative objective elements (delinquency, non-performing assets, classified/criticized loan trends, charge-offs, concentrations of credit, recoveries, etc.) and subjective elements (economic conditions, portfolio growth rate, portfolio management, credit policy, and others). This methodology is applied to the commercial, residential mortgage, and consumer portfolios, and their related off-balance sheet exposures. Any allowance for off-balance sheet exposures is recorded in Other Liabilities.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Troubled Debt Restructurings

In the process of resolving nonperforming loans, we may choose to restructure the contractual terms of certain loans and attempt to work out alternative payment schedules with the borrower in order to avoid foreclosure of collateral. Any loans that are modified are evaluated to determine if they are "troubled debt restructurings" (TDR) and if so, are evaluated for impairment. A TDR is defined as a loan restructure where for legal or economic reasons related to a borrower's financial difficulties, the creditor grants one or more concessions to the borrower that it would not otherwise consider. Terms of loan agreements may be modified to fit the ability of the borrower to repay in respect of its current financial status and restructuring of loans may include the transfer of assets from the borrower to satisfy debt, a modification of loan terms, or a combination of the two. If a satisfactory restructure and payment arrangement cannot be reached, the loan may be referred to legal counsel for foreclosure.

Premises and Equipment

Land is carried at cost. Land improvements, buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets, three to twenty-five years. Amortization of leasehold improvements is provided over the lesser of the term of the lease, including renewal options, when applicable, or the estimated useful lives of the assets.

Other Real Estate

Real estate acquired through foreclosure or deed in lieu of foreclosure (other real estate) is included in other assets and is recorded at the lower of the unpaid loan balance on the property at the date of transfer, or fair value, less estimated costs to sell. Adjustments made to the value at transfer are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value less estimated costs to sell. Adjustments to the carrying values of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. Operating earnings and costs associated with the properties are charged to other operating income and expense as incurred. Gains on the sale of other real estate are included in results of operations when the sale occurs.

Loan Servicing Assets

The Company services first-lien, residential loans for the Federal Home Loan Mortgage Company (FHLMC), also known as Freddie Mac, and certain commercial loans as lead participant. The associated servicing rights (assets) entitle the Company to a future stream of cash flows based on the outstanding principal balance of the loans and contractual servicing fees. Failure to service the loans in accordance with contractual requirements may lead to a termination of the servicing rights and the loss of future servicing fees.

The Company services all loans for FHLMC on a non-recourse basis; therefore, its credit risk is limited to temporary advances of funds to FHLMC, while FHLMC retains all credit risk associated with the loans. Commercial loans are serviced on a non-recourse basis, whereby the Company is subject to credit losses only to the extent of the proportionate share of the loan's principal balance owned. The Company's contract to sell loans to FHLMC and to the Federal Housing Administration (FHA) via third-parties contain certain representations and warranties that if not met by the Company would require the repurchase of such loans. The Company has not historically been subject to a material volume of repurchases nor is it as of the current year end.

Loan servicing assets are amortized to loan servicing income in the statement of income. In computing amortization expense, the Company uses historical prepayment rates for similar loan pools and applies this amortization rate to each pool. If prepayments occur at a rate different than the applied rate, the Company adjusts the specific pool's amortization in the period in which the change occurs.

For purposes of evaluating and measuring impairment of loan servicing rights, the Company stratifies these assets based on predominant risk characteristics of the underlying loans that are expected to have the most impact on projected prepayments, cost of servicing, and other factors affecting future cash flows associated with the servicing rights, such as loan type, rate, and term. The amount of impairment recognized is the amount by which the carrying value of the loan servicing rights for a stratum exceeds fair value. Impairment is recognized through the income statement.

Goodwill and Intangible Assets

Goodwill has an indefinite useful life and is not amortized, but is tested for impairment. Goodwill impairment tests are performed on an annual basis or when events or circumstances dictate. In these tests, the fair value of the reporting unit with goodwill is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit's goodwill is compared to its carrying amount and an impairment loss is measured by the excess of the carrying value over fair value. Fair value of goodwill is estimated using a weighted average of market-based analysis and discounted cash-flow income analysis of the underlying reporting unit.

Intangible assets that have finite useful lives, such as customer relationship and trade name intangibles, are amortized over their useful lives. Customer relationship intangibles are generally amortized over 15 years using an accelerated method. Trade name intangible has been amortized on a straight-line basis over three years. Amortization of these assets is reported in other operating expenses. The amortization period is monitored to determine if circumstances require the period to be revised. The Company also periodically reviews its intangible assets for changes in circumstances that may indicate that the carrying amount of the assets are impaired. The Company tests its intangible assets for impairment if conditions indicate that an impairment loss has more likely than not been incurred by evaluating the recoverability of the assets' carrying value using estimates of undiscounted future cash flows over the remaining assets' lives. Any impairment loss is measured by the excess of carrying value over fair value and is recorded in the measured period as additional amortization expense.

Stock-Based Compensation

Stock-based compensation expense is recognized in the statement of income over the awards' vesting period based on the fair value of the award at the grant date.

The Company accounts for the liability associated with its stock appreciation rights plan at fair value which is re-measured each quarterly reporting period. Fair value is measured using the Black-Scholes-Merton option pricing model. The associated compensation expense or credit reported in the statement of income represents the change in the re-measured liability.

Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. Federal jurisdiction and the states of New York and Florida. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Derivative Financial Instruments

Derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value. If certain conditions are met, a derivative may be specifically designated as: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (b) a hedge of the exposure to variable cash flows of a forecasted transaction; or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. At inception of the hedge, management establishes the application of hedge accounting and the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. These are consistent with management's approach to managing risk.

The Company's derivative financial instruments include: (1) commitments to originate fixed-rate residential real estate loans to be held for sale; (2) commitments to sell fixed-rate residential loans; and (3) interest rate swap agreements.

Commitments to originate and commitments to sell fixed-rate residential real estate loans are recorded in the consolidated balance sheet at estimated fair value. Neither of these derivatives instruments is considered a hedge; therefore, periodic changes in the fair value of these instruments are recognized in mortgage banking income in the period in which the change occurs. However, due to the minimal volume and short-term nature of these instruments, the net impact of a change in fair value from the instruments' initially recognized fair value is generally immaterial.

The Company utilizes interest rate swap agreements as part of its management of interest rate risk to modify the repricing characteristics of its floating-rate junior subordinated debentures. For swap agreements, amounts receivable or payable are recognized as accrued under the terms of the agreement, and the net differential is recorded as an adjustment to interest expense of the related debentures. Interest rate swap agreements are designated as cash flow hedges. Therefore, the effective portion of the swaps' unrealized gain or loss was initially recorded as a component of other comprehensive income, and subsequent effective portions are recognized in interest expense. The ineffective portion of the unrealized gain or loss, if any, is reported in other operating income.

Common and Preferred Stock and Stock Split

At a special meeting of the Company's shareholders held on September 14, 2011, the Company's shareholders approved (a) a 4-for-1 forward stock split of the Company's common stock (the "Stock Split") and (b) a corresponding amendment to the Company's Certificate of Incorporation that would affect the stock split by increasing the Company's total number of authorized shares from 8,000,000 to 20,000,000 shares, increasing the authorized number of shares of common stock from 4,000,000 to 16,000,000 shares, including changing the par value per share from $20.00 to $5.00, and implementing the Stock Split. The amendment to the Company's Certificate of Incorporation effecting the Stock Split was filed with New York State on September 20, 2011. All share data has been adjusted retroactively to reflect this stock split.

At the Company's April 2011 Annual Meeting, shareholders authorized a class of 4,000,000 shares of preferred stock, $.01 par value. No shares of preferred stock have been issued.

Accumulated Other Comprehensive Income

The Company's comprehensive income consists of net income, changes in the net unrealized holding gains and losses of securities available for sale, and the unrealized gain or loss on the effective portion of cash flow hedges. Accumulated other comprehensive income (loss) on the consolidated statements of stockholders' equity is presented net of taxes.

Treasury Stock

Treasury stock is carried on the consolidated balance sheet at cost as a reduction of stockholders' equity. Shares are released from treasury at original cost on a first-in, first-out basis, with any gain on the sale reflected as an adjustment to additional paid-in capital. Losses are reflected as an adjustment to additional paid-in capital to the extent of gains previously recognized, otherwise as an adjustment to retained earnings.

Trust and Investment Services Income

Assets held in fiduciary or agency capacity for clients are not included in the accompanying consolidated balance sheets, since such assets are not assets of the Company. Fees are calculated based upon the market value of the underlying assets. Fee income is recognized when earned, and is not subject to return-performance contingencies.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share includes the maximum dilutive effect of stock issuable upon exercise of stock options.

New Accounting Standards

The following Accounting Standards Updates (ASU) were implemented in 2011 with no material impact to our financial condition or results of operations. In some instances, expanded disclosures were required:

ASU 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force).* ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force).* ASU201-29 specifies that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

ASU 2011-02. *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*, issued April, 2011. The amendments in this Update clarify the guidance on a creditor's evaluation of whether it has granted a concession. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (1) the restructuring constitutes a concession; and (2) the debtor is experiencing financial difficulties. The amendments in this Update were effective beginning with the third quarter of 2011, and were to be applied retrospectively to the beginning of 2011. In general, the Company does not renegotiate nor does it materially modify loans to non-troubled borrowers. Loans to troubled borrowers are typically placed in non-accrual status in advance of any consideration of renegotiation, and in only rare instances will the Company renegotiate a loan that results in a material concession to the borrower.

(2) Acquisitions of Trust and Investment Companies and Trust and Investment Management Accounts

On November 30, 2011, the Company acquired a majority interest in WBI OBS Financial, LLC (WBI), a company formed to concurrently acquire OBS Holdings, Inc. (OBS). OBS, an Ohio-based company, provides investment sub-advisory services to the Bank and several other financial institutions, primarily community banks and credit unions, and has approximately $900 million in managed assets. Under the terms of WBI's acquisition, it will pay the seller a total of $7 million, consisting of a $2.5 million payment on May 31, 2012, a $3.5 million payment on May 31, 2014, and $1 million cumulative quarterly non-maturity payments contingent upon net revenue improvements at OBS, all of which is included in Accrued interest Payable and Other Liabilities at December 31, 2011. Under the terms of the Company's purchase of WBI, in exchange for a 65% ownership interest, the Company paid WBI $2.3 million on November 30, 2011, and will pay an additional $0.3 million in November 2012. Additionally, the company will fund the $2.5 million payment due May 31, 2012. The remaining payment obligations of WBI will be shared pro-rata with other WBI investors. WBI investors have agreed to allocate up to 15% of the ownership structure to employees of OBS, subject to certain conditions. As of December 31, 2011, no interests have been allocated.

The results of WBI's consolidated operations are included in our Consolidated Statements of Income from the date of acquisition. Since acquisition, WBI reported an approximate $1.1 million loss, which was a result of merger-related legal and advisory expenses. As of December 31, 2011, the Company had not completed its comprehensive analysis of the fair value of assets acquired and liabilities assumed. The Company expects to complete this analysis in 2012. As of December 31, 2011, the Company's estimates, as recorded in the financial statements, follow (dollars in thousands):

Consideration paid:

Cash paid and to be paid to WBI	$	2,500
Cash to be paid by WBI		7,000
Fair value of non-contolling interest		1,750
Total consideration	$	11,250

Estimated recognized amounts of identifiable assets acquired:

Cash and equivalents	$	2,525
Premises and equipment		61
Other assets		7,867
Customer list intangible		2,250
Due to seller		(7,000)
Accrued expenses		(545)
Deferred tax liability		(900)
Total identifiable net assets		4,258

Goodwill:	$	**6,992**

We preliminarily estimated the customer list intangible by using a market multiple of revenues. This estimate is subject to revision when the Company finalizes its fair valuation in 2012.

Actual consolidated financial information since the date of acquisition is included in the Segment footnote. The following table presents consolidated, unaudited pro-forma information as if the acquisition had occurred on January 1, 2010. The proforma information does not necessarily reflect the results of operations that would have occurred had the Company completed the acquisition at the beginning of 2010, since the results do not include possible cost savings, revenue improvements, or other investments that a new owner might have made.

Unaudited Pro-forma year end information

		2011	2010
Net interest income after provision for loan loss	$	57,698	54,991
Other income		31,179	28,316
Intangible amortization expense		(2,167)	(1,756)
Merger-related expenses		-	(1,122)
All other expenses		(70,316)	(65,633)
Non-controlling interest		360	608
Net income attributable to CNC	$	16,754	15,404
Pro-forma earnings per share			
Basic	$	8.87	8.16
Diluted	$	8.71	8.03

On September 29, 2006, the Bank acquired investment management accounts from another bank and assumed the successor trustee role for personal trusts. The market value of the underlying assets was approximately $66.6 million and was added to existing assets under administration. In connection with the acquisition, the Company recorded, at cost, a customer list intangible asset of approximately $1.4 million. The asset is being amortized on an accelerated basis over fifteen years. As a result of the Company's annual fair value estimation in 2011, an additional $50,000 amortization expense over expected amortization was recorded to reflect customer account attrition in excess of original estimates.

On January 2, 2008, the Company completed its acquisition of 100% of the voting shares of Genesee Valley Trust Company (GVT), a Rochester-based New York State chartered trust company. The acquisition of GVT provided the Company with additional trust and investment services income. The total cash purchase price approximated $18.8 million. A payment of $13.1 million was made at closing, and subsequent payments of $4.1 million, $1.3 million, and $0.3 million were made each January 2009, 2010, and 2011, respectively. The acquisition resulted in the recording of certain intangible assets (customer list: $6.9 million; trade name: $0.1 million) and goodwill, all of which totaled $8.8 million and substantially all of which will be deductible for income tax purposes. In addition, a non-interest bearing note payable totaling $5.5 million was recorded along with a discount on the note of $0.5 million. The customer list intangible is being amortized on an accelerated basis over fifteen years, the trade name was amortized over three years. The note discount was amortized over three years to interest expense. As a result of the Company's annual fair value estimation in 2011, an additional $250,000 amortization expense over expected amortization was recorded to reflect customer account attrition in excess of original estimates.

On December 31, 2008, the Bank acquired from an investment management company, investment management accounts and assumed the successor trustee role for personal trusts. The market value of the underlying assets was approximately $42.6 million and was added to existing assets under administration. An initial payment of $0.3 million was made at closing with subsequent payments of $0.2 million in December 2009 and $0.2 million in December 2010. The acquisition resulted in the recording of a customer list intangible asset of $0.7 million, substantially all of which will be deductible for income tax purposes. The Company also recorded a non-interest bearing note totaling $0.3 million, which was paid as of December 31, 2010. The intangible asset is being amortized on an accelerated basis over fifteen years.

Acquisition-related identifiable intangible assets were comprised of the following at December 31, (in thousands):

		2011	2010
Gross carrying amounts			
Customer list intangible from 2006	$	1,420	1,420
Customer list intangible from GVT		6,870	6,870
Trade name from GVT		100	100
Customer list intangible from investment company		665	665
Estimated customer list intangible from OBS		2,250	-
Total		11,305	9,055
Less accumulated amortization		(4,518)	(3,331)
Intangible asset – net	$	6,787	5,724

Amortization expense amounted to $1,187,000, $995,000, and $1,063,000 for the years ended December 31, 2011, 2010, and 2009, respectively. Amortization expense, exclusive of amortization that may result from the WBI acquisition, is projected over the next five years as follows: 2012: $812,000, 2013: $739,000; 2014: $663,000; 2015: $589,000 and 2016: $513,000.

(3) Securities

Information about the securities portfolios follows (in thousands):

| | | December 31, 2011 | | |
| | | Gross Unrealized | | |
	Amortized Cost	Gains	Losses	Fair Value
Securities Available for Sale:				
U.S. Treasury	$ 502	-	-	502
U.S. government sponsored enterprise obligations	55,766	377	(18)	56,125
State and municipal obligations	53,531	1,917	(23)	55,425
Corporate obligations [(1)]	1,093	2	(296)	799
Equity securities	1,295	112	-	1,407
Total Securities Available for Sale	$ 112,187	2,408	(337)	114,258

[(1)]Amortized cost includes cumulative $360,000 write-down for other-than-temporary impairment.

Securities Held to Maturity:				
U.S. government sponsored enterprise obligations	$ 1,007	1	-	1,008
State and municipal obligations	165,348	5,113	(135)	170,326
Corporate obligations	870	313	-	1,183
Total Securities Held to Maturity	$ 167,225	5,427	(135)	172,517

| | | December 31, 2010 | | |
| | | Gross Unrealized | | |
	Amortized Cost	Gains	Losses	Fair Value
Securities Available for Sale:				
U.S. Treasury	$ 503	-	-	503
U.S. government sponsored enterprise obligations	43,669	203	(663)	43,209
State and municipal obligations	66,004	1,988	(34)	67,958
Corporate obligations(1)	1,191	-	(233)	958
Equity securities	1,293	74	-	1,367
Total securities Available for Sale	$ 112,660	2,265	(930)	113,995

[(1)]Amortized cost includes cumulative write-downs of $860,000 prior to 2010 for other-than-temporary impairment.

Securities Held to Maturity:				
U.S. government sponsored agencies obligations	$ 7,005	33	-	7,038
State and municipal obligations	147,965	4,400	(324)	152,041
Corporate obligations	911	414	(3)	1,322
Total securities Held to Maturity	$ 155,881	4,847	(327)	160,401

(3) Securities (continued)

The amortized cost and fair value of debt securities by years to maturity as of December 31, 2011, follow (in thousands). Maturities of amortizing securities are classified in accordance with their contractual repayment schedules. Expected maturities will differ from contracted maturities since issuers may have the right to call or prepay obligations without penalties.

	Available for Sale		Held to Maturity	
Years	**Amortized Cost** [1]	**Fair Value**	**Amortized Cost**	**Fair Value**
Under 1	$ 18,977	19,180	31,107	31,467
1 to 5	36,872	38,480	119,175	123,264
5 to 10	52,045	52,348	16,055	16,583
10 and over	2,998	2,843	888	1,203
Total	$ 110,892	112,851	167,225	172,517

[1]Amortized cost includes a cumulative $360,000 write-down for other-than-temporary impairment.

At December 31, 2011, and 2010, securities at amortized cost of $209.8 million and $185.3 million, respectively, were pledged to secure municipal deposits and for other purposes required or permitted by law.

During 2011, the Company sold $0.1 million of corporate obligations at a minor loss. There were no securities sales in 2010 or 2009.

Interest on securities segregated between taxable interest and tax-exempt interest for the years ended December 31, 2011, 2010, and 2009, follows (in thousands):

	2011	**2010**	**2009**
Taxable	$ 1,505	1,547	1,286
Tax-exempt	6,431	7,105	7,607
Total	$ 7,936	8,652	8,893

The following table presents the fair value of securities with gross unrealized losses at December 31, 2011, aggregated by category and length of time that individual securities have been in a continuous loss position (in thousands).

	Less than 12 months		Over 12 months		Total	
Securities Available for Sale:	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. government sponsored enterprise obligations	$ 7,610	18	-	-	7,610	18
State and municipal obligations	355	3	996	20	1,351	23
Corporate obligations	-	-	759	296	759	296
Total temporarily impaired securities	$ 7,965	21	1,755	316	9,720	337
Securities Held to Maturity:						
State and municipal obligations	$ 7,886	80	4,647	55	12,533	135
Total temporarily impaired securities	$ 7,886	80	4,647	55	12,533	135

Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the specific securities were purchased by the Company. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than par value. Except for certain corporate obligations, all securities rated by an independent rating agency carry an investment grade rating. Because the Company does not intend to sell the securities and it believes it is not likely to be required to sell the securities before recovery of their amortized cost basis, which may be, and is likely to be, maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011, except as discussed below.

In the available-for-sale portfolio, the Company holds approximately $0.8 million of bank trust-preferred securities with an adjusted cost basis of $1.1 million. These securities are backed by debt obligations of banks, with approximately $0.7 million of the securities backed by two of the largest U.S. banks and $0.1 million backed by a pool of banks' debt in the form of a collateralized debt obligation (CDO). As a result of market upheaval, a lack of regular trading market in these securities, and bank failures, the fair value of these securities had fallen sharply in 2008 and continued to fall in the first half of 2009. The Company recognized cumulative other-than-temporary-impairment (OTTI) amounting to $0.9 million on one CDO over several years. Management sold a portion of this security in 2011 and intends to sell the remainder in whole or in part over time. If the financial condition of the underlying banks deteriorates, further write-downs could occur before a sale, which would be reflected in the statement of operations. The maximum potential write-down would be its current carrying value of less than $0.1 million.

The following table presents the fair value of securities with gross unrealized losses at December 31, 2010, aggregated by category and length of time that individual securities have been in a continuous loss position (in thousands).

	Less than 12 months		Over 12 months		Total	
Securities Available for Sale:	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. government sponsored enterprise obligations $	27,565	663	-	-	27,565	663
State and municipal obligations	1,066	21	1,352	13	2,418	34
Corporate obligations	-	-	778	233	778	233
Total temporarily impaired securities $	28,631	684	2,130	246	30,761	930
Securities Held to Maturity:						
State and municipal obligations $	11,950	276	4,777	48	16,727	324
Corporate obligations	151	3	-	-	151	3
Total temporarily impaired securities $	12,101	279	4,777	48	16,878	327

The aggregate cost of the Company's cost-method investments totaled $4.5 million and $4.3 million at December 31, 2011, and 2010, respectively, of which $2.7 million and $2.5 million, respectively, were in Federal Home Loan Bank stock and Federal Reserve Bank stock, as required by law.

(4) Loans and Allowance for Loan Losses

Loans

The Company's market area is generally Ontario County and Monroe County of New York State. Substantially all loans are made in its market area. Accordingly, the ultimate collectability of a substantial portion of the Company's loan portfolio is susceptible to changes in the economic conditions in this area. The Company's concentrations of credit risk are as disclosed in the following table of loan classifications. The concentrations of credit risk in related loan commitments and letters of credit parallel the loan classifications reflected. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

The major loan classifications of loans at December 31, 2011 and December 31, 2010, follow (in thousands), along with a description of their underwriting and risk characteristics:

		2011	2010
Commercial and industrial	$	198,744	212,707
Mortgages:			
Commercial		467,413	434,787
Residential - first lien		256,173	232,953
Residential - second lien		101,877	96,416
Consumer:			
Automobile - indirect		227,541	181,481
Other		25,583	26,437
Loans held for sale		7,556	14,113
Total loans		1,284,887	1,198,894
Plus - Net deferred loan costs		7,634	5,962
Less - Allowance for loan losses		(16,095)	(15,635)
Loans - net	$	1,276,426	1,189,221

Commercial and Industrial Loans: These loans generally include term loans and lines of credit. Such loans are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisition of real estate, expansion and improvements) and equipment purchases. As a general practice, a collateral lien is placed on equipment or other assets owned by the borrower. These loans carry a higher risk than commercial real estate loans by the nature of the underlying collateral, which can be business assets such as equipment and accounts receivable. To reduce the risk, management also attempts to secure secondary collateral, such as real estate, and obtain personal guarantees of the borrowers. To further reduce risk and enhance liquidity, these loans generally carry variable rates of interest, repricing in three- to five-year periods, and have a maturity of five years or less. Lines of credit generally have terms of one year or less and carry floating rates of interest (e.g., prime plus a margin).

Commercial Mortgages: Commercial real estate loans are made to finance the purchases of real property which generally consists of real estate with completed structures. These commercial real estate loans are secured by first liens on the real estate, which may include apartments, commercial structures housing businesses, healthcare facilities, and other non-owner occupied facilities. These loans are considered by the Company to be less risky than commercial and industrial loans, since they are secured by real estate and buildings. The loans typically have adjustable interest rates, repricing in three- to five-year periods, and require principal payments over a 10- to 25-year period. Many of these loans include call provisions within 10 to 15 years of their origination. The Company's underwriting analysis includes credit verification, independent appraisals, a review of the borrower's financial condition, and the underlying cash flows. These loans are typically originated in amounts of no more than 80% of the appraised value of the property serving as collateral.

Residential First-Lien Mortgages: We originate adjustable-rate and fixed-rate, one-to-four-family residential real estate loans for the construction, purchase or refinancing of a mortgage. These loans are collateralized by owner-occupied properties located in the Company's market area. They are amortized over five to 30 years. Substantially all residential loans secured by first mortgage liens are originated by CNB Mortgage and sold to either the Bank or third-party investors. Generally, fixed-rate mortgage loans with a maturity or call date of ten years or less and a rate of 5% or more are retained in the Company's portfolio. For longer term, fixed-rate residential mortgages without escrow, the Company generally retains the servicing, but sells the right to receive principal and interest to Federal Home Loan Mortgage Company, also known as Freddie Mac. All loans not retained in the portfolio or sold to Freddie Mac are sold to unrelated third parties with servicing released. This practice allows the Company to manage interest rate risk, liquidity risk, and credit risk. From time to time, the Company may also purchase residential mortgage loans which are originated and serviced by third parties. In an effort to manage risk of loss and strengthen secondary market liquidity opportunities, management typically uses secondary market underwriting, appraisal, and servicing guidelines. Loans on one-to-four-family residential real estate are mostly originated in amounts of no more than 85% of appraised value or have private mortgage insurance. Mortgage title insurance and hazard insurance are normally required. Construction loans have a unique risk, because they are secured by an incomplete dwelling. This risk is reduced through periodic site inspections, including at each loan draw period.

Residential Second-Lien Mortgages: The Company originates home equity lines of credit and second mortgage loans (loans secured by a second [junior] lien position on one-to-four-family residential real estate). These loans carry a higher risk than first mortgage residential loans as they are in a second position relating to collateral. Risk is reduced through underwriting criteria, which include credit verification, appraisals, a review of the borrower's financial condition, and personal cash flows. A security interest, with title insurance when necessary, is taken in the underlying real estate.

Consumer Loans: The Company funds a variety of consumer loans, including direct and indirect automobile loans, recreational vehicle loans, boat loans, aircraft loans, home improvement loans, and personal loans (collateralized and uncollateralized). Most of these loans carry a fixed rate of interest with principal repayment terms typically ranging from one to ten years, based upon the nature of the collateral and the size of the loan. The majority of consumer loans are underwritten on a secured basis using the underlying collateral being financed or a customer's deposit account. A small amount of loans are unsecured, which carry a higher risk of loss.

Loans Held for Sale: These are the Residential First-Lien Mortgages, discussed above, which are sold to Freddie Mac and other third parties. These loans are carried at their lower of cost or fair value, calculated on a loan-by-loan basis.

Commercial loan participations amounted to $114,969,000 and $116,111,000 at December 31, 2011 and 2010, respectively. Residential mortgage loans serviced for FHLMC, amounted to $461,950,000 and $435,220,000 at December 31, 2011 and 2010, respectively. None of these loans are included in the Consolidated Financial Statements or the tables within this Note.

Certain executive officers, directors and their business interests are customers of the Company. Transactions with these parties are based on substantially the same terms as similar transactions with unrelated third parties and do not carry more than normal credit risk. Borrowings by these related parties amounted to $5,366,000 and $6,324,000 at December 31, 2011, and 2010, respectively. During 2011, new borrowings amounted to $830,000 (including borrowings of executive officers and directors that were outstanding at the time of their election), and repayments and other reductions were $1,788,000. Additionally, the Bank has issued two letters of credit totaling $6,000,000 to the Company's majority-owned subsidiary in connection with its acquisition of OBS in 2011.

Allowance for Loan Losses

A summary of the changes in the allowance for loan losses follows (in thousands).

| | | **Years Ended December 31,** | |
	2011	**2010**	**2009**
Balance at the beginning of year	$ 15,635	14,232	11,992
Loans charged off	(4,563)	(5,998)	(2,964)
Recoveries of loans charged off	1,248	1,251	859
Provision charged to operations	3,775	6,150	4,345
Balance at end of year	$ 16,095	15,635	14,232

The following table presents an analysis of the allowance for loan losses by loan type, including a summary of the loan types individually and collectively evaluated for impairment as of December 31, 2011 and 2010 (in thousands). Notwithstanding the estimated allocations set forth in any table, the entirety of the allowance is available to absorb losses in any portfolio. Loan balances included in the "Unallocated" column represent the balance of net deferred loan costs.

December 31, 2011

	Commercial and industrial	Commercial mortgage	Residential mortgage - first position	Residential mortgage - second position	Consumer - indirect	Consumer - other	Loans held for sale	Unallocated	Total
Beginning Balance	$ 6,364	1,371	1,304	563	4,196	1,155	-	682	15,635
Charge-offs	(2,082)	(263)	(324)	(31)	(1,345)	(518)	-	-	(4,563)
Recoveries	153	-	142	9	700	244	-	-	1,248
Provision	1,958	(114)	664	(20)	1,288	35	-	(36)	3,775
Ending Balance	$ 6,393	994	1,786	521	4,839	916	-	646	16,095
of which:									
Amount for loans individually evaluated for impairment	$ 895	243	-	-	-	-	-	-	1,138
Amount for loans collectively evaluated for impairment	$ 5,498	751	1,786	521	4,839	916	-	646	14,957
Balance of loans individually evaluated for impairment	$ 3,828	9,078	-	31	-	-	-	-	12,937
Balance of loans collectively evaluated for impairment	$ 194,916	458,335	256,173	101,846	227,541	25,583	7,556	7,634	1,279,584

December 31, 2010

		Commercial and industrial	Commercial mortgage	Residential mortgage - first position	Residential mortgage - second position	Consumer - indirect	Consumer - other	Loans held for sale	Unallocated	Total
Beginning Balance	$	6,134	1,402	977	425	3,330	1,169	-	795	14,232
Charge-offs		(2,957)	(678)	(263)	(23)	(1,521)	(556)	-	-	(5,998)
Recoveries		243	47	43	7	714	197	-	-	1,251
Provision		2,944	600	547	154	1,673	345	-	(113)	6,150
Ending Balance	$	6,364	1,371	1,304	563	4,196	1,155	-	682	15,635
of which:										
Amount for loans individually evaluated for impairment	$	449	51	124	50	-	-	-	-	674
Amount for loans collectively evaluated for impairment	$	5,915	1,320	1,180	513	4,196	1,155	-	682	14,961
Balance of loans individually evaluated for impairment	$	4,482	11,031	2,905	718	-	200	-	-	19,336
Balance of loans collectively evaluated for impairment	$	208,225	423,756	230,048	95,698	181,481	26,237	14,113	5,962	1,185,520

The balance in the allowance for loan losses decreased to 1.25% of the loan portfolio at December 31, 2011 from 1.30% of the loan portfolio at December 31, 2010. This decrease was principally due to the lower level of net losses incurred in 2011. The reduced losses resulted in lower reserve base loss factors being applied to the various loan pools. The most significant allocation reduction as a result of these lower reserve loss factors was a reduction of approximately $1.9 million for the commercial loans. Offsetting some of the reduced level of reserve for the commercial loan portfolio, were increases to the consumer and residential mortgage pools resulting from significant loan growth and higher base loss factors. The base allocation for these consumer pools increased by $0.4 million driven by a slightly higher base loss factor. The residential mortgage base allocation increased by $0.1 million due to growth in the portfolio and a higher base loss factor. In addition, there was a general increase in subjective factor upward adjustments applied to these pools as a result of recent credit analyses.

Finally, due to improving economic conditions in our market (lower unemployment, increased auto sales, increased home sales, stable median home price, and improving consumer confidence in the Rochester market from last year), a 12 basis point economic factor adjustment was applied to the majority of the portfolio pools. This reduced the reserve requirement for the portfolio by approximately $0.3 million.

In monitoring the credit quality of the portfolio, management applies a credit quality indicator to substantially all commercial loans. These quality indicators range from one through eight in increasing risk of loss. These ratings are used as inputs to the calculation of the allowance for loan losses. Loans rated 1 through 4 are generally allocated a lesser percentage allocation in the allowance for loan losses than loans rated from 5 through 8. Residential Mortgage Loans are generally rated 9, unless they are used to partially collateralize commercial loans, in which case they carry the rating of the respective commercial loan relationship, or if management wishes to recognize a well defined weakness or loss potential to more accurately reflect credit risk. Unrated loans are allocated a percentage of the allowance for loan losses on a pooled-basis.

Loans rated 1 include borrowers whose financial condition, liquidity, capitalization, earnings, cash flow, management and capacity to repay are strong. If deficient in any of these areas, a borrower may still be considered for a 1 rating, if fully secured by cash, or properly margined, listed stock, investment grade corporate bonds or U.S. Government Securities, (125% collateral value to loan commitment).

A loan rated 2 would include borrowers who are somewhat more of a credit risk than a 1 rated borrower and therefore require more frequent monitoring. Those borrowers would have the following qualities: cash flow has been and is expected to be adequate to meet debt service requirements; financial statement is current, of good quality and in adequate detail; financial condition of company compares favorably with the industry averages; earnings are generally stable; borrower consistently adheres to repayment schedule for both principal and interest and covenants; management integrity and ability is considered sound; and industry outlook is acceptable.

Loans rated 3 include credits whose performance is generally stable. Also included in this category are credits where the guarantor is sufficiently strong to support operating losses and has demonstrated a willingness to do so. Additionally, loans risk rated 3 may include the following qualities: borrower's business is tied to more economically sensitive industries; borrower may have violated one or more financial covenants; occasional requirements for waivers, or amendments may occur, however liquidity and capitalization are expected to continue to be acceptable; integrity of management is acceptable but ability remains to be proven; borrower may not compare well to industry standards; relationship requires a high level of monitoring due to its complexity. Also, financial data of affiliates may not be available or difficult to track; borrower may not provide sufficient documentation for confirming all taxable income/losses but consistently adheres to repayment schedules for both principal and interest. Also, borrower may report a high level of contingent liabilities.

Loans rated 4 would include credits which demonstrate any or all of the following criteria: borrower's or guarantor's financial performance shows negative trends and yet cash flow remains still adequate to repay debt; loans which continue to pay as agreed but the Bank has not received current financial statements to confirm repayment ability and to enable management to complete a timely annual review; commercial construction loans where the LTV is over 75%; loan has been processed through automated underwriting and does not meet management's scoring threshold; loans to start-up companies until the borrower's have achieved stabilized operations (i.e., 1-3 years); and loans recommended for upgrade from problem loan status (5 through 8) would generally pass through the watch category for 6 months to a year unless there are sufficient reasons to bypass the watch rating and be upgraded to a 3 or higher.

Loans risk rated 5 are currently protected but are potentially weak. These loans, in management's judgment, constitute an undue and unwarranted credit risk but not to the point of justifying a classification of substandard. The credit risk may be relatively minor yet constitute an unwarranted risk in light of the circumstances surrounding a specific asset. Loans in this category have potential weaknesses which may, if not checked or corrected, weaken the loan or inadequately protect the Bank's credit position at some future date. This might include loans which the lending officer may be unable to supervise properly because of: lack of expertise, inadequate loan agreement, the poor condition of or lack of control over collateral, failure to obtain proper documentation or any other deviations from prudent lending practices. Economic or market conditions which may, in the future, affect the obligor may warrant special mention of the asset. Loans for which an adverse trend in the borrower's operations or an imbalanced position in the balance sheet which has not reached a point where the liquidation is jeopardized may be included in this classification.

Loans risk rated 6 are considered substandard. A substandard loan is inadequately protected by the sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual loans classified substandard. Residential mortgages are not subject to substandard classification unless the following well defined weaknesses have occurred: the ability of the borrower to repay the debt is questionable as evidenced by delinquency of 90 days, and repayment of the debt is dependent on the sale of the underlying real estate. A consumer loan is considered a substandard asset only when it is 90 days past due.

Loans risk rated 7 are categorized as doubtful. These loans have all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the loan, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans. The entire amount of the loan might not be classified as doubtful when collection of a specific portion appears highly probable. Loans are generally not classified doubtful for an extended period of time (i.e., over a year).

Loans classified 8, or loss, are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. Losses are taken in the period in which they surface as uncollectible.

The following tables present the loan portfolio as of December 31, 2011 and December 31, 2010 by credit quality indicator (in thousands). Except for loans in the 9 and unrated categories, credit quality indicators are reassessed for each applicable loan at least annually, generally upon the anniversary of the loan's origination or receipt and analysis of the borrower's financial statements, when applicable, or in the event that information becomes available that would cause us to re-evaluate.

Loans in category 9 and unrated are evaluated for credit quality after origination based upon delinquency status. (See Aging Analysis table). However, management is in the process of implementing a portfolio re-scoring tool, whereby credit scores will be updated on a periodic basis.

Credit Quality Indicator Analysis as of December 31, 2011

	Commercial and industrial	Commercial mortgage	Residential mortgage - first position	Residential mortgage - second position	Consumer - indirect	Consumer - other	Loans held for sale	Deferred Fees and Costs	Total
1-Superior	$ 9,814	105	-	-	-	913	-	-	10,832
2-Good	8,826	26,195	1,718	2,560	-	-	-	-	39,299
3-Satisfactory	68,246	177,882	1,409	576	-	-	-	-	248,113
4-Watch	43,928	210,901	6,045	269	-	-	-	-	261,143
5-Special Mention	7,864	4,645	1,127	-	-	-	-	-	13,636
6-Substandard	29,440	30,018	4,496	453	-	100	-	-	64,507
7-Doubtful	-	-	-	7	-	-	-	-	7
8-Loss	-	-	-	-	-	-	-	-	-
Subtotal	$ 168,118	449,746	14,795	3,865	-	1,013	-	-	637,537
9 and not rated	30,626	17,667	241,378	98,012	227,541	24,570	7,556	7,634	654,984
Total	$ 198,744	467,413	256,173	101,877	227,541	25,583	7,556	7,634	1,292,521

Credit Quality Indicator Analysis as of December 31, 2010

	Commercial and industrial	Commercial mortgage	Residential mortgage - first position	Residential mortgage - second position	Consumer - indirect	Consumer - other	Loans held for sale	Deferred Fees and Costs	Total
1-Superior	$ 11,367	-	-	-	-	155	-	-	11,522
2-Good	13,273	24,233	217	3,678	-	-	-	-	41,401
3-Satisfactory	70,400	165,350	1,015	1,338	-	-	-	-	238,103
4-Watch	50,579	193,960	5,829	459	-	5	-	-	250,832
5-Special Mention	17,984	17,235	981	844	-	-	-	-	37,044
6-Substandard	20,985	17,594	3,720	881	-	-	-	-	43,180
7-Doubtful	-	-	-	38	-	-	-	-	38
8-Loss	-	-	-	-	-	-	-	-	-
Subtotal	$ 184,588	418,372	11,762	7,238	-	160	-	-	622,120
9 and not rated	28,119	16,415	221,191	89,178	181,481	26,277	14,113	5,962	582,736
Total	$ 212,707	434,787	232,953	96,416	181,481	26,437	14,113	5,962	1,204,856

A summary of information regarding nonaccruing loans and other nonperforming assets as of December 31, 2011, 2010, and 2009 follows (in thousands):

	2011	2010	2009
Accruing loans 90 days or more delinquent	$ 969	1,589	1,087
Nonaccruing loans	17,307	21,243	18,547
Total nonperforming loans	18,276	22,832	19,634
Other real estate owned	4,632	4,291	2,883
(less write-down of other real estate owned)	(397)	(551)	(114)
Total nonperforming assets	$ 22,511	26,572	22,403

The following tables present, as of December 31, 2011 and December 31, 2010, additional details about the loan portfolio in the form of an aging analysis of the loan portfolio. Amounts exclude deferred fees and costs (in thousands).

Aging Analysis as of December 31, 2011

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	> 90 Days and Accruing	Non-Accrual Loans
Commercial and industrial $	395	432	3,992	4,819	193,925	198,744	75	3,917
Commercial mortgages	2,184	-	9,078	11,262	456,151	467,413	-	9,078
Residential - first lien	633	55	4,453	5,141	251,032	256,173	652	3,801
Residential - junior lien	444	91	419	954	100,923	101,877	8	411
Consumer:								
Automobile - Indirect	1,766	653	165	2,584	224,957	227,541	165	-
Other	257	88	169	514	25,069	25,583	69	100
Loans held-for-sale	-	-	-	-	7,556	7,556	-	-
$	5,679	1,319	18,276	25,274	1,259,613	1,284,887	969	17,307

Aging Analysis as of December 31, 2010

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	> 90 Days and Accruing	Non-Accrual Loans
Commercial and industrial $	2,587	542	4,295	7,424	205,283	212,707	225	4,070
Commercial mortgages	2,720	-	11,445	14,165	420,622	434,787	413	11,032
Residential - first lien	3,621	1,487	5,851	10,959	221,994	232,953	627	5,224
Residential - junior lien	216	106	948	1,270	95,146	96,416	31	917
Consumer:								
Automobile - indirect	1,785	815	268	2,868	178,613	181,481	268	-
Other	352	160	25	537	25,900	26,437	25	-
Loans held-for-sale	-	-	-	-	14,113	14,113	-	-
Total $	11,281	3,110	22,832	37,223	1,161,671	1,198,894	1,589	21,243

A summary of information regarding impaired loans follows (in thousands):

		2011	2010	2009
Recorded investment at period end	$	17,307	21,655	18,547
Impaired loans with specific related allowance at period end	$	2,453	3,116	7,771
Amount of specific related allowance at period end	$	1,138	674	2,799
Average investment during the period	$	20,394	21,862	14,306
Interest income recognized on a cash basis during the period	$	127	35	35

The details of impaired loans as of December 31, 2011 and December 31, 2010 follow (in thousands)

December 31, 2011

		Recorded Investment	Unpaid principal balance	Specific Related Allowance	Average Recorded Investment	Interest income Recognized
With no specific allowance						
Commercial and industrial	$	2,542	3,048	-	1,401	-
Commercial mortgage		8,001	9,440	-	6,578	114
Residential mortgage - first position		3,800	3,968	-	3,366	13
Residential mortgage - second position		411	439	-	390	-
Consumer - other		100	102	-	76	-
Subtotal		14,854	16,997	-	11,811	127
With specific allowance						
Commercial and industrial		1,376	1,454	895	3,079	-
Commercial mortgage		1,077	1,153	243	3,988	-
Residential mortgage - first position		-	-	-	1,265	-
Residential mortgage - second position		-	-	-	201	-
Consumer - other		-	-	-	50	-
Subtotal		2,453	2,607	1,138	8,583	-
Total	$	17,307	19,604	1,138	20,394	127
Summary by portfolio:						
Commercial	$	12,996	15,095	1,138	15,046	114
Residential		4,211	4,407	-	5,222	13
Consumer and other		100	102	-	126	-
Total	$	17,307	19,604	1,138	20,394	127

December 31, 2010

		Recorded Investment	Unpaid principal balance	Specific Related Allowance	Average Recorded Investment	Interest income Recognized
With no specific allowance						
Commercial and industrial	$	3,177	3,598	-	5,741	-
Commercial mortgage		10,107	10,446	-	9,949	34
Residential mortgage - first position		4,391	4,476	-	1,988	1
Residential mortgage - second position		664	668	-	642	-
Consumer - other		200	200	-	100	-
Subtotal		18,539	19,388	-	18,420	35
With specific allowance						
Commercial and industrial		1,305	1,343	449	2,037	-
Commercial mortgage		924	2,489	51	1,070	-
Residential mortgage - first position		833	835	124	291	-
Residential mortgage - second position		54	56	50	44	-
Subtotal		3,116	4,723	674	3,442	-
Total	$	21,655	24,111	674	21,862	35
Summary by portfolio:						
Commercial	$	15,513	17,876	500	18,797	34
Residential		5,942	6,035	174	2,965	1
Consumer and other		200	200	-	100	-
Total	$	21,655	24,111	674	21,862	35

Troubled Debt Restructurings

As of December 31, 2011 there were two relationships, one totaling $4.9 million and one totaling $0.3 million that were considered TDR's due to the nature of the concessions granted to the borrower. We have established no impairment reserve for either relationship in light of the value of underlying collateral and management's recovery expectations. The balances of the underlying loans are included in non-performing loans. For the largest one, we renegotiated certain terms of their loans in 2010. The significant term modified was the monthly principal and interest payment amount. We agreed to forbear our rights under default provisions in the loan agreements on the condition that the borrower made monthly payments which were significantly less than those required under the terms of the original loan agreements. The customer was in compliance with the terms of the forbearance agreement which expired in March 2011. We have renewed the forbearance agreement for an additional 24 months with higher monthly payments than under the previous agreement. The borrower has paid as agreed.

(5) Premises and Equipment

A summary of premises and equipment at December 31, 2011, and 2010, follows (in thousands):

	2011	2010
Land and land improvements	$ 948	892
Buildings and leasehold improvements	24,172	21,794
Furniture, fixtures and equipment	19,520	18,009
	44,640	40,695
Less accumulated depreciation and amortization	28,539	26,325
Premises and equipment - net	$ 16,101	14,370

Depreciation and amortization expense amounted to $2,419,000, $2,099,000, and $1,954,000, for the years ended December 31, 2011, 2010, and 2009, respectively.

In June 2008, the Company completed the sale and subsequent lease-back of six banking offices. The gross gain of $1,558,000 was deferred and included in Accrued Interest Payable and Other Liabilities in the Consolidated Balance Sheet and is amortized as a credit to Occupancy expenses on a straight-line basis for 15 years through 2023, the term of the underlying leases.

(6) Loan Servicing Assets

Changes in loan servicing assets for each of the years presented, and the respective period-end estimated fair values were as follows (in thousands):

	2011		2010		2009	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
Balance at January 1,	$ 2,222	$ 3,418	$ 1,797	$ 2,893	$ 855	$ 2,893
Originations	762		914		1,463	
Amortization	(495)		(489)		(521)	
Balance at December 31,	$ 2,489	$ 3,244	$ 2,222	$ 3,418	$ 1,797	$ 2,893

Included in Loan servicing income, net, are gross servicing fees earned of $1,424,000, $1,366,000, and $1,103,000, for the years ended December 31, 2011, 2010, and 2009, respectively. Amortization expense of loan servicing assets for the next five years is estimated to be $521,000, $492,000, $478,000, $455,000, and $310,000.

The estimated fair value of loan servicing rights may vary significantly in subsequent periods due to changing interest rates and the effect thereof on prepayment speeds. Additionally, estimated fair value assumes there are a willing buyer and willing seller in the transaction. Management does not intend to sell these servicing rights.

The key economic assumptions used to determine the fair value of loan servicing rights at December 31, 2011 and 2010 were a discount rate of 9.00% in each year and weighted average portfolio maturity of 19.3 years in 2011 and 19.5 years in 2010. The sensitivity of fair value to changes in certain portfolio characteristics at each year end are summarized in the table that follows (dollars in thousands). These calculated sensitivities are hypothetical, and actual changes in the fair value of loan servicing rights may differ significantly from the amounts presented herein. The effect of a variation in a particular assumption or characteristic on the fair value of the servicing rights is calculated without changing any other assumption. However, in practice, changes in one factor may result in changes in another which may magnify or counteract the sensitivities. The changes in assumptions are presumed to be instantaneous.

	2011	**2010**
Weighted-average prepayment speed	326 %	243 %
Impact on fair value of 20% adverse change	$ (278)	$ (389)
Impact on fair value of 20% positive change	371	519
Weighted-average current coupon for similar loans	4.74 %	4.95 %
Impact on fair value of 100 basis point adverse change	$ (695)	$ (952)
Impact on fair value of 100 basis point positive change	602	433

(7) Time Deposits

At December 31, 2011, the scheduled maturity of time deposits was as follows (in thousands):

2012	$ 274,473
2013	71,980
2014	51,532
2015	219
	$ 398,204

Time deposits of $100,000 or more amounted to $165,311,000 at December 31, 2011, and $215,820,000 at December 31, 2010. Interest expense on all time deposits of $100,000 or more was as follows: $2,737,000 in 2011, $4,118,000 in 2010, and $6,528,000 in 2009.

(8) Borrowings

There were no borrowings outstanding at December 31, 2011. Borrowings at December 31, 2010 consisted only of non-interest bearing acquisition debt of $330,000, which was paid in January 2011. There were no short-term borrowings during 2011 or 2010. The following table presents information about short-term borrowings during and at year-end 2009 (dollars in thousands):

	2009
Amount outstanding at December 31,	$ -
Highest amount at a month end	$ -
Daily average amount outstanding	$ 4
Weighted average interest rate paid	0.48 %

The following table presents information about the Company's formal available lines of credit and related loan collateral at December 31, 2011 (in thousands). Amounts utilized include borrowings, and undrawn letters of credit in the Company's favor of $2,501,000.

	Amount Utilized	**Unused**	**Collateralized by**	**Carrying Value Of Collateral**
Federal Home Loan Bank of New York	$ 2,501	$ 127,686	Residential mortgage loans and FHLB Stock	$ 156,502
Federal Reserve Bank of New York	$ -	$ 431,474	Indirect automobile loans	$ 208,251
			Commercial loans	$ 431,499

Advances under the overnight line of credit with the FHLB of New York are payable on demand and generally bear interest at the federal funds rate plus .10%. The Company also has access to the FHLB's Term Advance Program, which allows the Bank to borrow up to $100,000,000 at various terms and rates, subject to the Bank's pledging of eligible collateral. Advances under the Federal Reserve Bank of New York are payable the following business day and bear interest at the Federal Reserve Bank of New York's discount rate for primary credit, which is generally 0.25% to 1.00% above the target federal funds rate.

(9) Junior Subordinated Debentures and Interest Rate Swap

In September 2007, the Company issued $20,619,000 of unsecured, 30-year junior subordinated deferrable interest debentures (T3) through a wholly-owned business trust. The debentures carry a fixed interest rate of 6.32% per annum through December 2012, floating thereafter for twenty-five years at LIBOR plus 1.44% per annum, adjustable quarterly. Interest is payable quarterly. The debentures' final maturity is December 2037, and is callable, in whole or in part, at par beginning December 2012 at the Company's option, and subject to Federal Reserve Bank of New York approval. Interest payments can be deferred for up to five years, but would restrict the Company's ability to pay dividends. At December 31, 2011, these debentures were considered Tier I for regulatory purposes.

In December 2012, the Company will be exposed to interest rate risk as a result of the timing of changes in interest rates associated with this debenture. In consideration of the end of the fixed-rate period, the Company entered into a forward interest rate swap agreement on December 22, 2011. The Company designated the swap as a cash flow hedge, and it is intended to protect against the variability of cash flows associated with T3. This swap becomes effective on December 15, 2012 and expires on December 15, 2022. This interest rate swap agreement will modify the repricing characteristics of T3 from a floating-rate debt (LIBOR +1.44%) to a fixed-rate debt (3.859%).The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At December 31, 2011, the Company pledged $330,000 cash collateral to the counter party.

In June, 2006, the Company issued $30,928,000 of unsecured, 30-year floating rate junior subordinated deferrable interest debentures (T2) through a wholly-owned business trust. The debentures carry an interest rate of 3-month LIBOR plus 1.40% (1.946% at December 31, 2011). Interest is payable quarterly. The debentures' final maturity is June 2036, and is callable, in whole or in part, at par after commencing June 2012 at the Company's option, and subject to Federal Reserve Bank of New York approval. Interest payments can be deferred for up to five years, but would restrict the Company's ability to pay dividends. At December 31, 2011, these debentures were considered Tier I capital of the Company.

In December 2007, the Company entered into an interest rate swap agreement (swap). The Company designated the swap as a cash flow hedge and it was intended to protect against the variability of cash flows associated with T2. The swap modified the repricing characteristic of T2, wherein the Company received interest at LIBOR plus 1.40% from a counterparty and paid a fixed rate of interest of 5.54% to the same counterparty calculated on a notional amount of $30,928,000. This agreement expired in June 2011.

In consideration of the pending expiration of the aforementioned agreement, the Company entered into a forward starting interest rate swap agreement on July 1, 2010. This swap became effective on June 15, 2011 and expires on June 15, 2021. This interest rate swap agreement modifies the repricing characteristics of T2 from a floating-rate debt (LIBOR +1.40%) to a fixed-rate debt (4.81%).The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At December 31, 2011, the Company pledged $4,100,000 cash collateral to the counter party.

At December 31, 2011, the fair value of the swap agreements was a negative (loss) $4,415,000 (December 31, 2010: $577,000 (loss)), and was the amount the Company would have expected to pay to terminate the agreements. The net effect of the swaps increased interest expense by $1,065,000 in 2011, $1,157,000 in 2010, and $960,000 in 2009. There was no hedge ineffectiveness for these swaps.

(10) Income Taxes

Total income taxes for the each of the years ended December 31, were allocated as follows (in thousands):

	2011	2010	2009
Income from operations	$ 6,178	6,205	5,401
Stock option exercise included in stockholders' equity	-	(232)	-
Change in stockholders' equity for unrealized gain (loss) on securities available for sale	180	(483)	502
Change in stockholders' equity for unrealized gain (loss) on fair value of interest rate swap	(1,341)	180	170
	$ 5,017	5,670	6,073

The components of income tax expense (benefit) relating to income from operations follow (in thousands):

		Years ended December 31,	
	2011	**2010**	**2009**
Current:			
Federal	$ 5,706	5,882	4,920
State	1,046	1,086	1,070
	6,752	6,968	5,990
Deferred:			
Federal	(347)	(513)	(468)
State	(227)	(250)	(121)
	(574)	(763)	(589)
	$ 6,178	6,205	5,401

Income tax expense differed from the amounts computed by applying the applicable U.S. Federal corporate tax rates to pretax income from operations as follows (dollars in thousands):

		Years ended December 31,	
	2011	**2010**	**2009**
Tax expense at statutory rate of 35% (34.33% in 2009)	$ 7,841	8,351	7,070
Tax-exempt interest	(2,251)	(2,487)	(2,612)
Interest expense disallowance	78	117	186
State taxes, net of Federal benefit	532	543	621
Nondeductible operating expenses	62	33	21
Change in valuation allowance for deferred tax assets	(2)	(2)	(2)
Recovery of state allowance for loan losses	-	(167)	-
Other	(82)	(183)	117
Total	$ 6,178	6,205	5,401
Effective tax rate	28.0%	26.0%	26.2%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011, and 2010, are presented below (in thousands):

	2011	2010
Deferred tax assets:		
Allowance for loan losses - books	$ 6,377	6,194
Incentive stock and retirement plans	1,825	596
Stock options	75	75
Interest on nonaccrual loans	1,065	1,197
Retirement and other reserves	44	419
Gain on sale of premises and equipment – books	671	515
Write-down of available-for-sale securities	184	382
Minority-owned entities	281	96
Net unrealized loss on interest rate swap	1,722	381
Other	307	-
Deferred tax assets before allowance	12,551	9,855
Valuation allowance	(78)	(80)
Deferred tax assets	12,473	9,775
Deferred tax liabilities:		
Loan servicing rights	986	880
Intangible assets	1,027	128
Depreciation	969	291
Net unrealized gain on available for sale securities	789	540
Deferred tax liabilities	3,771	1,839
Net deferred tax asset	$ 8,702	7,936

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of deferred tax liabilities, the level of historical taxable income, and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets are deductible. Based on its assessment, management determined that no valuation allowance was needed except for that related to its nonbank subsidiaries' mortgage tax credits.

No material amount of interest expense was recognized during 2011 or 2010 for any unrecognized tax benefits. The Company is not subject to U.S. Federal tax examinations or state tax examinations for years before 2008.

(11) Stockholder's Equity

Payment of dividends by the Bank to the Company is limited or restricted in certain circumstances. According to federal banking law, the approval of the Office of the Comptroller of the Currency (OCC) is required for the declaration of dividends in any year in which dividends exceed the total of net income for that year plus retained income for the preceding two years. At December 31, 2011, approximately $30,063,000 was available for dividends to the Company without the approval of the OCC. Payment of dividends by the Company's non-bank subsidiaries is also restricted by their respective regulatory agencies. The amount of dividends available for payment by these companies without regulatory approval is insignificant.

(12) Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2011, 2010, and 2009, were computed as follows (dollars in thousands, except share and per-share data):

	2011	2010	2009
Basic Earnings Per Share:			
Net income applicable to common shareholders	$ 16,312	17,656	15,194
Weighted average common shares outstanding	1,888,229	1,888,080	1,885,500
Basic earnings per share	$ 8.64	9.35	8.06
	2011	**2010**	**2009**
Diluted Earnings Per Share:			
Net income applicable to common shareholders	$ 16,312	17,656	15,194
Weighted average common shares outstanding	1,888,229	1,888,080	1,885,500
Effect of assumed exercise of stock options	35,548	31,112	32,012
Total	$ 1,923,777	1,919,192	1,917,512
Diluted earnings per share	$ 8.48	9.20	7.92

(13) Retirement Plans

Retirement Plans

The Company has a combined profit sharing and 401(k) plan covering substantially all Bank employees and a 401(k) plan for non-Bank employees upon completion of 1,000 hours of service. Contributions to the Bank plan are determined by a mathematical formula which takes into account average net income of the Bank for the current and prior year, the level of the Bank's stockholders' equity and average Bank employee compensation. Both plans are subject to a minimum contribution of 3% of eligible compensation. It is the Company's policy to annually fund current costs as they accrue. Expenses of these plans amounted to $2,841,000, $2,480,000, and $2,336,000, for the years ended December 31, 2011, 2010, and 2009, respectively.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (ESOP) for employees of the Company. Annual contributions are made at the discretion of the Board of Directors. ESOP expense amounted to $266,000, $220,000, and $211,000, for the years ended December 31, 2011, 2010, and 2009, respectively. Shares distributed to a participant upon termination of service are subject to a put option whereby the participant may cause the Plan's Trust to purchase the shares at fair value. At December 31, 2011, and 2010, the plan held 29,995 and 28,736 shares with an estimated fair value, at the respective dates, of $3,876,000 and $2,754,000.

Supplemental Executive Retirement Plans

The Company has two un-funded, non-qualified, supplemental executive retirement plans (SERP) covering certain executives designed to compensate for the portion of cash compensation unable to be included in the profit sharing and 401(k) plan, because of limitations in the plan's design and in the Internal Revenue Code. The Company had accrued a liability of $718,000 and $749,000 at December 31, 2011 and 2010, respectively, for these SERPs. Expenses of these plans amounted to a credit of $31,000 for 2011, and expense of $162,000, and $103,000 for the years 2010 and 2009, respectively.

(14) Stock-Based Compensation Plans

The Company has two stock-based compensation plans (Stock Option Plan and Stock Appreciation Rights Plan) for executives, which are described below. Amounts recognized in the Consolidated Financial Statements with respect to these plans are as follows (in thousands):

	2011	2010	2009
Stock option plan	$ -	-	-
Incentive stock plan	3,124	606	(154)
Pre-tax cost of plans included in salaries and employee benefits expenses	$ 3,124	606	(154)
Amount of related income tax (expense)benefit recognized in income	$ (1,250)	(242)	62

The significant increase in costs of the incentive stock plan in both 2011 and 2010 were a result of increases in the market value of the Company's common stock.

Stock Option Plan

The Company's stock option plan authorized grants of options to purchase up to 192,000 shares of common stock. All 192,000 options available were granted by year-end 2004. There are no future expenses associated with the unvested options. The options were granted with an exercise price equal to the fair value of the common stock on the grant date based on the most recent public stock sale known to the Company immediately preceding the grant. The options are exercisable either five years from the date of grant, or at the later of age 55 or 15 years of continuous employment with the Company, or at normal retirement age (65).

The following summarizes outstanding and exercisable options at December 31, 2011:

	2011	
	#	Weighted Average Exercise Price
Options outstanding at beginning of the year	106,542	$ 42.25
Granted	-	-
Expired	-	-
Options outstanding at year end	106,542	$ 42.25
Options exercisable at year end	92,826	$ 43.43
Options available for future grants	none	

At December 31, 2011, the intrinsic value of all outstanding options was approximately $9,054,000, while the intrinsic value of vested options included in this total was approximately $7,964,000. No options were exercised in 2011 or 2009. The intrinsic value of options exercised during the year ended December 31, 2010 was $585,000. No options vested in 2011 or 2010. The fair value of options vested in 2009 was $116,000.

Options outstanding (both exercisable and unexercisable) at December 31, 2011, had exercise prices ranging from $30.04 to $73.46. The weighted average expected life of the options is four years. Since the options have no stated expiration date, the expected life is calculated as the number of years from grant date to the grantee's 65th birthday.

The source of shares issued upon exercise has historically been, and is expected to be, treasury shares. From time to time, the Company expects to purchase shares for treasury to be used for these exercises. The amount of shares, timing and cost of these purchases cannot be determined, as the Company does not know when and in what quantity participants will exercise their options.

Stock Appreciation Rights Plan

The Company has an incentive stock appreciation rights plan for executives which allows for the award of Stock Appreciation Rights (SAR) awards. The number of awards issued is based upon return on beginning equity in each year. SARs represent the right to receive payment in cash or stock equal to the amount, if any, by which the market value per share of common stock on the date of exercise exceeds the SARs grant price. Long-term SARs are exercisable at the later of age 55 or 15 years of continuous employment with the Company or at normal retirement age (65). Medium-term SARs are exercisable five years from the date of grant or upon retirement. The following summarizes the activity of these awards as of and for the year ended December 31, 2011.

	Long-term SARs		Medium-term SARs	
	#	Weighted Average Grant Price	#	Weighted Average Grant Price
Awards outstanding, January 1, 2011	55,912	$ 82.55	34,338	$ 83.12
Granted	41,772	$ 95.85	27,856	$ 95.85
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Expired	-	$ -	-	$ -
Awards outstanding at December 31, 2011	97,684	$ 88.24	62,194	$ 88.82
Awards exercisable at December 31, 2011	42,338	$ 87.40	4,803	$ 90.07

In February 2011, certain executives were awarded a total of 41,772 long-term SARs and 27,856 medium-term SARs, all at a grant price of $95.85 per share, the then-current market value (based on the most recent public stock sale known to the Company immediately preceding the grant) of the Company's common stock.

No awards were exercised in 2011 or 2010. The fair value of awards vested during years ended December 31, 2011 and 2010, and amounted to $182,000 and $28,000, respectively.

The weighted average estimated per-award fair values, as of December 31, 2011 and 2010 are presented below. Fair value was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions. No forfeitures are assumed, as none are anticipated.

	2011		2010	
Award Type	LTS	MTS	LTS	MTS
Per-award fair value	$29.71	$29.19	$8.75	$8.37
Expected dividend yield	2.58%	2.58%	3.00%	3.00%
Risk-free interest rate	0.91%	0.91%	2.01%	2.01%
Expected Life	5.0 years	5.0 years	5.4 years	5.4 years
Volatility	8.23%	8.23%	5.50%	5.50%

Long-term SAR's outstanding and medium-term SARs outstanding (both exercisable and unexercisable) at December 31, 2011, had exercise prices ranging from $78.98 to $95.85. The weighted average expected life of these awards is five years. Since these awards have no stated expiration date, the expected life is calculated as the number of years from grant date to the grantee's 60th birthday, which is the historical life for similar past awards. Based upon current assumptions, the estimated compensation cost related to non-vested awards not yet recognized is $1,968,000, which is expected to be recognized over a weighted average period of five years. The Company had accrued a liability of $3,887,000 and $763,000 at December 31, 2011 and 2010, respectively, representing the accumulated fair-value vested obligation of these awards under the plan.

(15) Leases

The Company leases certain buildings and office space under operating lease arrangements. Rent expense, net of rent received and deferred-gain on sale-leaseback, under these arrangements amounted to $2,358,000 in 2011, $2,148,000 in 2010, and $1,842,000 in 2009. Real estate taxes, insurance, maintenance, and other operating expenses associated with leased buildings and office space are generally paid by the Company.

A summary of non-cancellable, long-term operating lease commitments as of December 31, 2011, follows (in thousands):

Years ending December 31,	Amount
2012	$ 2,440
2013	2,350
2014	2,282
2015	2,148
2016	2,119
2017 and after	11,848
Total	$ 23,187

(16) Commitments and Contingencies

In the normal course of business, various commitments and contingent liabilities are outstanding. The following table presents the notional amount of the Company's significant commitments and their respective carrying amount, where applicable. Most of these commitments are not included in the Company's Consolidated Balance Sheet (in thousands).

| | | Year ended December 31, | | | |
| | | **2011** | | **2010** | |
		Notional Amount	**Carrying Amount**	**Notional Amount**	**Carrying Amount**
Commitments to extend credit:					
Commercial lines of credit	$	138,072	-	101,481	-
Commercial real estate and construction	$	37,174	-	31,826	-
Residential real estate at fixed rates	$	5,269	-	3,871	-
Home equity lines of credit	$	186,902	-	150,085	-
Unsecured personal lines of credit	$	16,326	-	16,662	-
Standby and commercial letters of credit	$	15,563	(233)	8,180	(127)
Commitments to sell real estate loans	$	7,556	-	14,113	-

Commitments to extend credit are agreements to lend to customers and generally have fixed expiration dates or other termination clauses that may require payment of a fee, the amount of which is immaterial. Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party and also require payment of a fee. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party, whereas commercial letters of credit are issued to facilitate commerce and typically result in the commitment being funded when the underlying transaction is consummated between the customer and third party. Because many commitments and almost all letters of credit expire without being funded in whole or in part, the notional amounts are not estimates of future cash flows. The credit risk associated with commitments to extend credit and standby and commercial letters of credit is essentially the same as that involved with extending loans to customers and is subject to normal credit policies. The Company's credit policy generally requires customers to provide collateral, usually in the form of customers' operating assets or property, prior to disbursement of approved loans.

Commitments to originate fixed-rate loans are made when a borrower executes a rate-lock agreement. At the time of execution, the Company generally charges a rate-lock fee, which approximates the fair value of the Company's commitment. These commitments usually have terms ranging from 30 to 45 days. Concurrently, the Company enters into commitments to sell certain fixed-rate residential real estate loans (usually those subject to the foregoing rate-locks). These commitments to sell are recorded in the consolidated balance sheet at estimated fair value.

The Company has committed $3,000,000 as a limited partnership investment to Cephas Capital Partners, II. This Small Business Investment Company (SBIC) is a community-bank backed mezzanine finance company. It is a follow-on investment to our current investment in Cephas Capital Partners. At December 31, 2011, the Company had a remaining unfunded commitment of $2,250,000. This investment is carried in Other Assets on the Consolidated Balance Sheet.

The Company has committed $500,000 for an investment in Trillium Lakefront Partners, LLC. This venture capital fund is a community-backed initiative in support of new business and job growth in the Company's market area. At December 31, 2011, the Company had a remaining unfunded commitment of $135,000. This investment is carried in Other Assets on the Consolidated Balance Sheet.

As discussed in Note 2 under the terms of the OBS purchase agreement, the Company is obligated to make future payments totaling $5,425,000, of which $2,500,000 is due in May 2012.

As a member bank using its clearing operations, the Bank is required to maintain a $2,500,000 reserve balance in cash on hand or with the Federal Reserve Bank of New York.

In the normal course of business, the Company has various contingent liabilities outstanding that are not included in the Consolidated Financial Statements. Management does not anticipate any material losses as a result of these contingent liabilities.

(17) Regulatory Matters

The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiaries must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as set forth in the table following) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2011, that the Company and Bank met all capital adequacy requirements to which they are subject. The Company's trust subsidiaries, Genesee Valley Trust Company and Canandaigua National Trust Company of Florida, must also meet minimum capital requirements as set forth by their regulators. As of December 31, 2011, these companies complied with their minimum capital requirements.

As of December 31, 2011, and as of the most recent notification from regulators, the Company and the Bank are well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company and Bank must maintain a minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Subsequently, there have been no conditions or events which management believes has changed the Company's or Bank's category.

| | **Regulatory Capital as of December 31, 2011** | | | | | | |
| | **Actual Regulatory Capital** | | **Minimum Requirement** | | **Well-Capitalized** | | |
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Leverage capital (Tier 1) as percent of three-month average assets:						
Company	$ 167,136	9.90 %	$ 67,525	4.00 %	$ 84,406	5.00 %
Bank	$ 147,617	8.75 %	$ 67,471	4.00 %	$ 84,339	5.00 %
As percent of risk-weighted, period-end assets						
Core capital (Tier 1)						
Company	$ 167,136	12.42 %	$ 53,850	4.00 %	$ 80,774	6.00 %
Bank	$ 147,617	11.20 %	$ 52,700	4.00 %	$ 79,049	6.00 %
Total capital (Tiers 1 and 2)						
Company	$ 183,257	13.61 %	$ 107,699	8.00 %	$ 134,624	10.00 %
Bank	$ 163,738	12.43 %	$ 105,399	8.00 %	$ 131,749	10.00 %

| | **Regulatory Capital as of December 31, 2010** | | | | | | |
| | **Actual Regulatory Capital** | | **Minimum Requirement** | | **Well-Capitalized** | | |
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Leverage capital (Tier 1) as percent of three-month average assets:						
Company	$ 151,023	9.10 %	$ 66,352	4.00 %	$ 82,940	5.00 %
Bank	$ 140,061	8.50 %	$ 65,913	4.00 %	$ 82,392	5.00 %
As percent of risk-weighted, period-end assets						
Core capital (Tier 1)						
Company	$ 151,023	12.32 %	$ 49,037	4.00 %	$ 73,556	6.00 %
Bank	$ 140,061	11.60 %	$ 48,314	4.00 %	$ 72,471	6.00 %
Total capital (Tiers 1 and 2)						
Company	$ 176,399	14.39 %	$ 98,075	8.00 %	$ 122,593	10.00 %
Bank	$ 155,175	12.85 %	$ 96,627	8.00 %	$ 120,784	10.00 %

(18)   Segment Information

As of December 31, 2011, the Company is organized into four reportable segments: the Company and its banking and Florida trust subsidiaries (Bank), CNB Mortgage Company (CNBM), Genesee Valley Trust Company (GVT), and WBI OBS and subsidiaries (OBS). These have been segmented due to differences in their distribution channels, the volatility of their earnings, and internal and external financial reporting requirements.

The Bank segment provides a wide range of credit products and banking services to retail and commercial customers, largely within the markets the Company serves. Among the services provided by this segment are commercial and consumer lending, including residential mortgage loans, loan servicing, deposit products, cash management services, investment management and retirement services, securities custodial services, and other related products and services. These products and services are offered through several delivery channels which include traditional community banking offices, automated teller machines, telephone banking, and internet banking. CNB Mortgage originates residential mortgage loans for consumers and sells all of those loans either to the Bank or to third-party investors in the secondary market. Genesee Valley Trust Company provides investment management and retirement services. OBS provides investment sub-advisory services to the Bank and several other financial institutions, primarily community banks and credit unions.

The financial information of these segments has been compiled utilizing the accounting policies described in Note 1. Intersegment revenue, mainly servicing release premiums, is earned on the basis of similar third-party transactions. Indirect administrative expenses are allocated among segments based upon the segments' use of indirect resources. Income taxes are allocated to segments based on the Company's marginal statutory tax rate adjusted for any tax-exempt income or non-deductible expenses. The accounting policies and processes utilized in compiling segment financial information is based on U.S. generally accepted accounting principles, as most of these companies are subject to stand-alone external financial reporting. The reportable segment information as of, and for the years ended, December 31, 2011, 2010, and 2009 follows (in thousands):

The operating results for the Bank for the year ended December 31, 2011 were negatively affected by a $2.2 million fourth quarter accrual to account for the increased liability of the stock appreciation rights plan following the rise in the Company's stock price, while the operating results for OBS were negatively affected by $1.1 million of merger-related expenses. The operating results of GVT for the year ended December 31, 2011 were negatively affected by a $0.3 million increase in amortization of customer intangibles, while in 2009 the results were negatively affected by a $0.8 million retirement expense accrual upon the president's early retirement.

		Bank	**CNBM**	**GVT**	**OBS**	**Intersegment**	**Total**
				2011			
Net interest income	$	61,473	7	11	-	(18)	61,473
Non-interest income		24,510	3,890	3,863	187	(3,642)	28,808
Total revenues		85,983	3,897	3,874	187	(3,660)	90,281
Provision for loan losses		3,775	-	-	-	-	3,775
Intangible amortization		250	-	937	-	-	1,187
Other operating expenses		57,336	2,272	3,078	1,309	(779)	63,216
Total expenses		61,361	2,272	4,015	1,309	(779)	68,178
Income (loss) before tax		24,622	1,625	(141)	(1,122)	(2,881)	22,103
Income tax		6,178	651	(69)	-	(582)	6,178
Net income attributable to noncontrolling interests and Canandaigua National Corporation		18,444	974	(72)	(1,122)	(2,299)	15,925
Less: Net income attributable to noncontrolling interests		6	-	-	(393)	-	(387)
Net income attributable to Canandaigua National Corporation	$	18,438	974	(72)	(729)	(2,299)	16,312
Total identifiable assets	$	1,738,994	10,180	14,450	15,625	(17,779)	1,761,470

		2010			
	Bank	**CNBM**	**GVT**	**Intersegment**	**Total**
Net interest income	$ 61,161	12	(8)	(24)	61,141
Non-interest income	22,553	4,187	3,873	(3,892)	26,721
Total revenues	83,714	4,199	3,865	(3,916)	87,862
Provision for loan losses	6,150	-	-	-	6,150
Intangible amortization	217	-	778	-	995
Other operating expenses	51,860	2,122	3,471	(597)	56,856
Total expenses	58,227	2,122	4,249	(597)	64,001
Income (loss) before tax	25,487	2,077	(384)	(3,319)	23,861
Income tax	6,205	775	62	(837)	6,205
Net income (loss)	$ 19,282	1,302	(446)	(2,482)	17,656
Total identifiable assets	$ 1,646,733	13,537	16,786	(15,552)	1,661,504

		2009			
	Bank	**CNBM**	**GVT**	**Intersegment**	**Total**
Net interest income	$ 54,469	12	(68)	(39)	54,374
Non-interest income	20,847	5,270	3,678	(5,025)	24,770
Total revenues	75,316	5,282	3,610	(5,064)	79,144
Provision for loan losses	4,345	-	-	-	4,345
Intangible amortization	228	-	835	-	1,063
Other operating expenses	47,561	1,746	4,289	(455)	53,141
Total expenses	52,134	1,746	5,124	(455)	58,549
Income (loss) before tax	23,182	3,536	(1,514)	(4,609)	20,595
Income tax	5,401	1,371	(589)	(782)	5,401
Net income (loss)	$ 17,781	2,165	(925)	(3,827)	15,194
Total identifiable assets	$ 1,551,047	6,013	19,142	(10,202)	1,566,000

(19) Condensed Financial Information - Parent Company Only

The following are the condensed balance sheets, statements of income, and statements of cash flows for Canandaigua National Corporation (in thousands).

Balance Sheets

		December 31,	
		2011	2010
Assets:			
Cash in subsidiary bank	$	6,825	7,992
Cash in other banks		4,430	1,260
Securities available for sale		946	1,105
Investment in Bank		150,301	142,313
Investment in nonbank subsidiaries		27,993	20,873
Other assets		7,526	3,419
Total assets	$	198,021	176,962
Liabilities:			
Junior subordinated debentures	$	51,547	51,547
Other liabilities		10,694	1,621
Total liabilities		62,241	53,168
Stockholders' Equity		135,780	123,794
Total liabilities and stockholders' equity	$	198,021	176,962

Statements of Income

		Years ended December 31,		
		2011	2010	2009
Dividends from Bank	$	12,960	7,200	7,200
Dividends from nonbank subsidiaries		-	-	500
Other income		15	56	264
Loss on securities available for sale		(34)	(40)	(120)
Interest and other expenses		(2,743)	(3,105)	(3,376)
Income before undistributed income of subsidiaries		10,198	4,111	4,468
Undistributed current year income of subsidiaries		6,071	13,540	9,744
Income before taxes		16,269	17,651	14,212
Income tax benefit		43	5	982
Net income	$	16,312	17,656	15,194

Statements of Cash Flow

	Years ended December 31,		
	2011	**2010**	**2009**
Cash flows from operating activities			
Net income	$ 16,312	17,656	15,194
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, amortization and accretion	-	24	24
Undistributed current year earnings of subsidiaries	(6,071)	(13,540)	(9,744)
Loss on securities available for sale	34	40	120
Other	(3,407)	1,432	(1,068)
Net cash provided by operating activities	6,868	5,612	4,526
Cash flows from investing activities:			
Proceeds transactions of securities available for sale	62	1,499	-
Acquisition of company	(2,250)	-	-
Investment in subsidiaries	(5)	(501)	(8,055)
Purchases of other investments, net	-	(331)	(37)
Fixed assets sold to subsidiary	-	453	-
Net cash (used in) provided by investing activities	(2,193)	1,120	(8,092)
Cash flows from financing activities:			
Payments for treasury stock transactions, net	(173)	(147)	(327)
Tax benefit from stock option exercise	-	232	-
Change in noncontrolling interest, net	2,906	-	-
Dividends paid	(5,405)	(5,121)	(4,669)
Net cash (used in) provided by financing activities	(2,672)	(5,036)	(4,996)
Net increase (decrease) in cash	2,003	1,696	(8,562)
Cash at beginning of year	9,252	7,556	16,118
Cash at end of year	$ 11,255	9,252	7,556

(20) Fair Values of Financial Instruments

Current accounting pronouncements require disclosure of the estimated fair value of financial instruments. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly, non-distressed sale between market participants at the measurement date. With the exception of certain marketable securities and one-to-four-family residential mortgage loans originated for sale, the Company's financial instruments are not readily marketable and market prices do not exist. The Company, in attempting to comply with accounting disclosure pronouncements, has not attempted to market its financial instruments to potential buyers, if any exist. Since negotiated prices in illiquid markets depend upon the then present motivations of the buyer and seller, it is reasonable to assume that actual sales prices could vary widely from any estimate of fair value made without the benefit of negotiations. Additionally, changes in market interest rates can dramatically impact the value of financial instruments in a short period of time. Finally, the Company expects to retain substantially all assets and liabilities measured at fair value to their maturity or call date. Accordingly, the fair values disclosed herein are unlikely to represent the instruments' liquidation values, and do not, with the exception of securities, consider exit costs, since they cannot be reasonably estimated by management.

The estimated fair values of the Company's financial instruments are as follows (in thousands):

		December 31, 2011		December 31, 2010	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:					
Cash and equivalents	$	126,740	126,740	138,229	138,229
Securities, available-for-sale and held-to-maturity [(1)]	$	284,139	289,431	272,336	276,856
Loans-net	$	1,276,426	1,308,531	1,189,221	1,245,838
Loan servicing assets	$	2,489	3,244	2,222	3,418
Financial Liabilities:					
Deposits:					
Demand, savings and					
money market accounts	$	1,148,406	1,148,406	984,940	984,940
Time deposits	$	398,204	393,583	488,390	494,654
Borrowings	$	-	-	330	328
Junior subordinated debentures	$	51,547	52,185	51,547	52,866
Other financial instruments:					
Interest rate swap agreements	$	(4,415)	(4,415)	(933)	(933)
Letters of credit	$	(233)	(233)	(127)	(127)

[(1)]Includes the Company's required investments in Federal Reserve Bank stock and Federal Home Loan Bank stock.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Equivalents

For these short-term instruments that generally mature in 90 days or less, or carry a market rate of interest, the carrying value approximates fair value.

Securities (Available-for-Sale and Held-to-Maturity)

Fair values for securities are determined using independent pricing services and market-participating brokers, or matrix models using observable inputs. The pricing service and brokers use a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to their pricing models include recent trades, benchmark interest rates, spreads, and actual and projected cash flows. Management obtains a single market quote or price estimate for each security. None of the quotes or estimates is considered a binding quote, as management would only request a binding quote if management had the positive intent to sell the securities in the foreseeable future and management believed the price quoted represented one from a market participant with the intent and the ability to purchase. Management evaluates the supplied price quotes against expectations of general price trends associated with changes in the yield curve and by comparing prices to the last period's price quote. Management employs an internal matrix model are used for non-traded municipal securities. The matrix model considers observable inputs, such as benchmark interest rates and spreads.

Certain securities' fair values are determined using unobservable inputs and include bank-debt-based CDO's. There is a very limited market and limited demand for these CDO's due to imbalances in marketplace liquidity and the uncertainty in evaluating the credit risk in these securities. In determining fair value for these securities, management considered various inputs. Management considered fair values from brokerage firms which were determined using assumptions as to expected cash flows and approximate risk-adjusted discount rates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by interest type such as floating, adjustable, and fixed-rate, and by portfolios such as commercial, mortgage, and consumer.

The fair value of performing loans is calculated by discounting scheduled cash flows through the loans' estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan category. The estimate of maturity is based on the average maturity for each loan classification.

Delinquent loans (not in foreclosure) are valued using the method noted above, and also consider the fair value of collateral for collateral-dependent loans. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair value of loans is reduced by the allowance for loan losses.

The fair value of loans held for sale is estimated based on outstanding investor commitments or in the absence of such commitments, is based on current yield requirements or quoted market prices.

Loan Servicing Assets

Fair value is determined through estimates provided by a third party. To estimate the fair value, the third party considers market prices for similar assets and the present value of expected future cash flows associated with the servicing assets calculated using assumptions that market participants would use in estimating future servicing income and expense. Such assumptions include estimates of the cost of servicing loans, loan default rates, an appropriate discount rate, and prepayment speeds.

Deposits

The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach that applies current market rates to a schedule of aggregated expected maturities of time deposits.

Borrowings

The fair value of borrowings is based on quoted market prices for the identical debt when traded as an asset in an active market. If a quoted market price is not available, fair value is calculated by discounting scheduled cash flows through the borrowings' estimated maturity using current market rates.

Junior Subordinated Debentures

There is no trading market for the Company's debentures. Therefore the fair value of junior subordinated debentures is determined using an expected present value technique. The fair value of the adjustable-rate debentures approximates their face amount, while the fair value of fixed-rate debentures is calculated by discounting scheduled cash flows through the debenture's estimated maturity using current market rates.

Interest Rate Swap Agreement (Swap)

The fair value of the swap is the amount the Company would expect to pay to terminate the agreement and is based upon the present value of expected future cash flows using the LIBOR swap curve, the basis for the underlying interest rate.

Other Financial Instruments

The fair values of letters of credit and unused lines of credit approximate the fee charged to make the commitments.

(20) Fair Values Measurements

Some of the financial instruments disclosed in the previous note are measured at fair value in the consolidated financial statements. Accounting principles establish a three-level valuation hierarchy for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents for each of the fair-value hierarchy levels the carrying value of the Company's assets and liabilities that are measured at fair value on a recurring and non-recurring basis at December 31, 2011, by caption on the Condensed Consolidated Balance Sheet (dollars in thousands).

	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total carrying value in the Consolidated Balance Sheet
Measured on a recurring basis:				
Assets				
Securities available-for-sale:				
U.S. Treasury	$ 502	-	-	502
U.S. government sponsored enterprise obligations	-	56,125	-	56,125
State and municipal obligation	-	55,425	-	55,425
All other	-	1,407	799	2,206
Total assets	$ 502	112,957	799	114,258
Liabilities				
Interest rate swap agreement	$ -	4,415	-	4,415
Letters of credit	-	233	-	233
Total liabilities	$ -	4,648	-	4,648
Measured on a non-recurring basis:				
Assets				
Loans				
Loans-held-for-sale	$ -	7,556	-	7,556
Collateral dependent impaired loans	-	-	2,453	2,453
Other real estate owned	-	-	4,235	4,235
Loan servicing assets	-	-	2,489	2,489
Total assets	$ -	7,556	9,177	16,733

The following table shows a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011 (in thousands).

Securities available for sale, beginning of period	$ 958
Realized loss included in operations	(34)
Unrealized loss included in other comprehensive income	(125)
Securities available for sale, end of period	$ 799

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that were measured at fair value on a recurring and non-recurring basis at December 31, 2010, by caption on the Consolidated Balance Sheet (dollars in thousands).

	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total carrying value in the Consolidated Balance Sheet
Measured on a recurring basis:				
Assets				
Securities available-for-sale:				
U.S. Treasury	$ 503	-	-	503
U.S. government sponsored enterprise obligations	-	43,209	-	43,209
State and municipal obligation	-	67,958	-	67,958
All other	-	1,367	958	2,325
Total assets	$ 503	112,534	958	113,995
Liabilities				
Interest rate swap agreement	$ -	933	-	933
Letters of credit	-	127	-	127
Total liabilities	$ -	1,060	-	1,060
Measured on a non-recurring basis:				
Assets				
Loans				
Loans-held-for-sale	$ -	14,113	-	14,113
Collateral dependent impaired loans	-	-	3,116	3,116
Other assets				
Other real estate owned	-	-	3,740	3,740
Loan servicing assets	-	-	2,222	2,222
Total assets	$ -	14,113	9,078	23,191

The following table shows a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010 (in thousands).

Securities available for sale, beginning of period	$ 972
Unrealized gain included in other comprehensive income	26
Impairment charges included in earnings	(40)
Securities available for sale, end of period	$ 958

Board of Directors

Canandaigua National Corporation is honored to have so many distinguished community leaders on its Board of Directors.



Board of Directors: (front row) Frank H. Hamlin, III, Sue S. Stewart, George W. Hamlin, IV, Caroline C. Shipley, Stephen D. Hamlin. (back row) Daniel P. Fuller, Robert G. Sheridan, Richard C. Fox, Alan J. Stone, Richard P. Miller Jr.

Richard C. Fox
President, Wendy's Restaurants of Rochester, Inc., 1976-present
Chairman of the Board, Genesee Valley Trust Company
Trustee, Genesee Country Village and Museum

Daniel P. Fuller
Vice-Chair of the Board, Canandaigua National Corporation
Chairman of the Board, Canandaigua National Corporation, 2008-2010
President and General Manager, Bristol Mountain Ski Resort, December 1984-present
General Manager, Roseland Waterpark, 2003-present

Frank H. Hamlin, III, Esq.
President, Canandaigua National Corporation
President, The Canandaigua National Bank and Trust Company
Of Counsel, Croucher, Jones & Johns, 2007- 2010
Attorney, June 2002-2007

George W. Hamlin, IV
Chairman of the Board and CEO, Canandaigua National Corporation
Chairman, CEO, and Trust Officer, The Canandaigua National Bank and Trust Company
President, CEO, and Trust Officer, The Canandaigua National Bank and Trust Company, 1979-2010
Chairman, CEO, and Trust Officer, The Canandaigua National Trust Company of Florida
Director, Genesee Valley Trust Company
Director, Federal Reserve Bank of New York ,1997-2002
Chair Emeritus, Thompson Health System
Chair, Eastman School of Music
Director, University of Rochester Medical Center
Director, Center for Governmental Research
Chair, Investment Committee-Monroe Fund
Director, New York Wine and Culinary Center
Director, CMAC (Constellation Brands–Marvin Sands Performing Arts Center)

Stephen D. Hamlin
Retired Cultural Leader
Chief Executive Officer, Sonnenberg Gardens, February 1996–2000
Vice President, Schlegel Corp., 1963–1984

Richard P. Miller Jr.
Mayor, City of Oneonta, NY
Retired
President, Hartwick College, 2003-2008
Vice Chancellor and Chief Operating Officer, State University of New York, 2000-2003
Senior Vice President and Chief Operating Officer, University of Rochester, 1996-2000

Robert G. Sheridan
Retired Executive Vice President, Cashier, and CRA Officer, The Canandaigua National Bank and Trust Company
Retired President, CNB Mortgage Company
Director, Home Town Funding Inc., d/b/a CNB Mortgage Company
Director, Genesee Valley Trust Company
Former Trustee, Granger Homestead Society
Former Chair, United Way of Ontario County

Caroline C. Shipley
Retired
Treasurer, First Congregational Church
Treasurer, Ontario Children's Foundation
Member, Canandaigua City School District Board of Education, 1979-2009
President, 1983-1991, 2007-2009

Sue S. Stewart
Senior Vice President and General Counsel, University of Rochester, 2003-present
Partner, Nixon Peabody LLP, 1978-2001
Managing Partner, Rochester Office, 1998-2000
Former Director, United Way of Greater Rochester
Co-chair, Board of Trustees, National Center for Education and the Economy

Alan J. Stone
Managing Member, Stone Family Properties LLC, 1986-present
Member, City Mini Storage LLC, 1999-present
Director, Stone Construction Equipment, Inc., 1969-2009
Chairman of the Board, Canandaigua National Corporation, 1994-2004
Co-founder and CEO Stone Construction Equipment, Inc., 1969-1986

Emeritus Board Members
Patricia A. Boland
James S. Fralick
Eldred M. Sale

Officers
George W. Hamlin, IV	*Chief Executive Officer*
Frank H. Hamlin, III, Esq.	*President*
Lawrence A. Heilbronner	*Executive Vice President and Chief Financial Officer*
Steven H. Swartout, Esq.	*Executive Vice President and Secretary*
Gregory S. MacKay	*Senior Vice President and Treasurer*

Community Advisory Committees

Bloomfield Office
Sandra S. Jackson
Frank J. Marianacci
Ronald Parrish
Judy A. Reader*

Brighton Office
Kristine B. Duran*
James E. Goldberg
Jennifer Lewis
William Moehle, Esq.

Canandaigua/Lakeshore Office
David S. Brassie, CPA
Lauren Kolb*
John Moran
Salvatore V. Pietropaolo
Deborah E. Rought*
Margaret E. Somerset, Esq.

Chili Office
David P. Harris
Suzanne M. Wedgwood*

Farmington Office
Mark D. Allman*
Ronald Brand
Anne P. Fessler, DVM
Leonard P. Muscarella, DDS

Greece Office
Gary J. Romig
Pamela S. Schaber*

Honeoye Office
John H. Chrisman Jr.
Susan M. Cochrane
Sandra D'Angelo*
Michael M. Pellittiere, II

Honeoye Falls Office
Steven R. Benz*
John Harris
Barry Shapiro
Mark Stephens

Irondequoit Office
Arnold J. Eckert
Jack Herrema
Valerie Oberholtzer*
Joyce Soporito

Manchester-Shortsville Office
Rosanna Foster
Roger E. Herendeen
Thomas L. Lynch
Cynthia J. Walton*

Mendon Office
Marvin E. Hogan Jr.
Charles H. Meisenzahl
Gary H. Mervis
Dianne M. Tucker*

Penfield Office
Richard J. Pratt*
John F. Schoenhardt
Michael J. Sullivan

Perinton Office
David A. Butry*
T. C. Lewis
Carolyn H. Saum
Steven E. Schalabba

Pittsford Office
Barbara A. Hufsmith, CPA
Barbara J. Karley*
Mitchell Pierson Jr.
Klaus E. Siebert, CPA

Rochester Office
Andrew A. Costanza
Donald E. Jeffries
Jennifer R. Jones, CPA
Louis P. Nau*

Victor Office
Sharon M. Caron
Donald J. Culeton
Samantha A. Johnson*
William H. Turner

*Community Office Sales Manager

Officers

Office of the President

George W. Hamlin, IV, Chairman & CEO, and Trust Officer

Frank H. Hamlin, III, Esq., President

Jean M. Blance, Assistant Vice President, Executive Assistant to the President & CEO

Corporate Risk Operations

Steven H. Swartout, Esq., Executive Vice President – Corporate Risk, General Counsel, and Chief Administrative Officer

Linda M. Schnitzler, CFSA, CBA, CRP, Senior Vice President – Chief Risk Officer

Vicki B. Mandrino, Vice President – Assistant Corporate Risk Operations and Compliance Officer

Denise J. Goebel, CAMS®, Vice President – Bank Secrecy Officer

JoAnn K. Roberts, CTFA, Vice President – Corporate Compliance Officer

Kathleen A. Housel, Banking Officer – Fraud Risk Supervisor

Jason A. Ingalls, Bank Security Officer

A. Rosamond Zatyko, Senior Vice President – Chief Credit Risk Officer

Charleen H. Cordaro, Vice President – Credit Administrator

Jodi L. Houlihan, Assistant Vice President – Credit Review Manager

Sandra J. Holley, Assistant Vice President

Julie A. Caves, Assistant Vice President – Portfolio Credit Risk Manager

Susan E. Davis, Banking Officer – Document Analyst

Kevin H. Roat, Banking Officer – Commercial Scoring Model Manager

Consumer Loan Administration

Robert G. Sheridan, Executive Vice President, Cashier, and CRA Officer*

Karen C. Serinis, Executive Vice President – Retail Banking and Consumer Lending

Brian E. Pasley, Senior Vice President – Consumer Loan Product & Operations Manager and CRA Officer

Brenda W. Stoker, Vice President – Consumer Loans Manager

Lori R. Ellis, Vice President – Senior Consumer Loan Officer

Richard T. Wade, Vice President – Senior Collections and Consumer Loan Officer

William J. Van Damme, Vice President – Residential, Construction, and Portfolio Loans

Cheryl A. Hurd, Vice President – Home Equity and Consumer Loans

Elaine N. Zukaitis, Bank Officer

Retail Banking and Consumer Lending

Karen C. Serinis, Executive Vice President – Retail Banking and Consumer Lending

Christopher R. Spaker, President – CNB Mortgage Company

Brian E. Pasley, Senior Vice President – Consumer Loan Product & Operations Manager and CRA Officer

Lisa J. Blakesley, Senior Vice President – Retail Network

Kathy C. Amberge, Vice President – Area Manager / Webster

Christopher M. Keys, Vice President – Area Manager / Canandaigua

Gwendolen A. Crawford, Vice President – Area Manager / Pittsford

Margaret W. Meyer, Assistant Vice President – Personal Banking Manager

Daniel Linehan, Assistant Vice President – Customer Service Center Manager

Jan C. Schrader, Assistant Vice President – Help Desk Manager and Enterprise Operations Support Officer

Wealth Strategies Group

Joseph L. Dugan, Executive Vice President

Scott B. Trumbower, Senior Vice President – Manager Wealth Strategies Group

Richard H. Hawks Jr., Senior Vice President – Senior Fiduciary Officer

G. James Blatt, Vice President – Business Development Officer

Paul R. Callaway, Vice President – Business Development Officer

James P. Terwilliger, PhD, CFP®, Senior Vice President – Manager Financial Planning Services

Donna L. Cator, CFP®, Vice President – Financial Planning Officer

Thomas W. Benner, Vice President – Financial Planning Officer

Denise A. Kelly-Dohse, Assistant Vice President – Financial Planning Officer

James F. Lieb, Senior Vice President – Manager Trust Administration Services

Sharon E. Greisberger, Vice President – Trust Administration

Lynn M. Carleton, Vice President – Trust Administration Officer

Catherine D. Noble, Vice President – Trust Administration Officer

Kevin D. Kinney, Assistant Vice President – Trust Administration Officer

Ramona Green, Assistant Vice President – Trust Administration Officer

Laura A. King, Assistant Vice President – Trust Administration Officer

J. Michael Reed, CFA, Senior Vice President – Manager Investment Services

Mark Buonaugurio, Vice President – Investment Officer

James M. Exton, Vice President – Investment Officer

Officers, cont.

Jason W. Fitzgerald, CFP®, Vice President – Investment Officer

Peter J. Gaess, Vice President – Investment Officer

David P. Guzzetta, AFIM, CMFC®, Vice President – Investment Officer

Stephen A. Rossi, CFA, Vice President – Investment Officer

Adam R. Leszyk, CFP®, Assistant Vice President – Investment Officer

Sandra A. Lancer, CRSP, Vice President – Retirement Services Officer

Mark S. Mazzochetti, CISP, Vice President – Retirement Services Officer

Charlene S. Johnson, Retirement Services Officer

Jennel J.Dillon, Retirement Services Officer

Commercial Services

Gary L. Babbitt, Executive Vice President – Chief Lending Officer

Robert L. Lowenthal, Senior Vice President

Jeffrey W. Barker, Senior Vice President

Charles J. Vita, Senior Vice President

Bernard E. Belcher, Vice President

Brendon S. Crossing, Vice President

Michael J. Drexler, Senior Vice President

Christine A. Eichelberger, Vice President

Keith J. Goebel, Vice President

Michael S. Mallaber, Vice President

JoAnn Nieman, Vice President

Timothy A. Stone, Vice President

John C. Eilersten Jr., Assistant Vice President

Stanley L. Peck, Vice President – Manager Resource Recovery

Joyce A. Hey, Banking Officer

Michael J. O'Donnell, Vice President – Business Development Officer

Leslie P. Bamann, Assistant Vice President – Business Development Officer

Mary Anne Burkhart, Assistant Vice President – Business Development Officer

Customer Value Management

Joseph L. Dugan, Executive Vice President

Stephen R. Martin, Senior Vice President – Public Relations Manager

Lindsay A. Morrow-Lilly, Banking Officer – Public Relations Specialist

Tamra A. B. O'Donnell, Senior Vice President – Marketing Manager

Glenn R. Colliss, Assistant Vice President – Electronic Banking Product Manager

Kelly M. Sheridan, Banking Officer – Marketing Specialist

Finance and Operations

Lawrence A. Heilbronner, Executive Vice President – Chief Financial Officer

Gregory S. MacKay, Senior Vice President – Treasury Services and Chief Economist

Mary Kay Bashaw, Vice President – Government Banking Officer

Dawn C. Phelps, Vice President – Controller

Kathleen G. Corry, Vice President – Assistant Accounting Manager

Robert L. Simpson, Assistant Vice President – Reporting and Analysis

Barbara A. Finch, Vice President – Banking Operations Manager

Sandra U. Roberts, Senior Vice President – Information Technology

Michael A. Mandrino, Vice President – Chief Technology Officer

M. Beth Uhlen, Vice President – Manager Trust Operations

Catherine M. Burnett, Banking Officer – Assistant Trust Operations Manager

Michael B. Whipple Sr., Banking Officer – Facilities Supervisor

Audit

Steven H. Swartout, Esq., Executive Vice President – Corporate Risk, General Counsel, and Chief Administrative Officer

Michelle A. LaMachia, Vice President – Chief Auditor

Human Resources

Steven H. Swartout, Esq., Executive Vice President – Corporate Risk, General Counsel, and Chief Administrative Officer

Mary Ann M. Ridley, Senior Vice President

Marie E. Dastin, Vice President – Recruitment and Employee Relations

Margaret A. Schlueter, Benefits Officer

Allyson E. Roote, Vice President – Human Resources and Training Officer

*Retired as of 12/31/11

Community Banking Offices

Alexander Park
Javier Quintana, Assistant Vice President – Community Office Sales Manager
Carol Love, Financial Services Representative

Bloomfield
Judy A. Reader, Assistant Vice President – Community Office Sales Manager
Kim Brewer, Financial Services Representative

Brighton
Kristine B. Duran, Assistant Vice President – Community Office Sales Manager
Amy Flaitz, Financial Services Representative

Canandaigua – Main Office
Lauren Kolb, Assistant Vice President – Community Office Sales Manager
John W. VanVechten, Vice President – Financial Services Representative
Michael D. Schiller, RP – Assistant Vice President, Personal Banker, Canandaigua Area
Nathan E. VanBortel, Financial Services Representative

Canandaigua – Lakeshore
Deborah E. Rought, Assistant Vice President – Community Office Sales Manager
Linda Hecker, Financial Services Representative

Chili
Suzanne M. Wedgwood – Community Office Sales Manager
Donna M. Kretchmer, Financial Services Representative

Customer Service Center
Daniel P. Linehan, Assistant Vice President – Customer Service Center Manager

Eastview Mall
Samantha A. Johnson, Assistant Vice President – Community Office Sales Manager
Jennifer S. Everhart, Service Manager

Farmington
Mark D. Allman, Assistant Vice President – Community Office Sales Manager
James A. Johnson, III, Financial Services Representative

Greece Latta & Long Pond
Susan C. DiProjetto, Assistant Vice President – Community Office Sales Manager
Zo Ann Soong, Financial Services Representative

Greece Ridge
Pamela S. Schaber, Assistant Vice President – Community Office Sales Manager
Veronica M. Owens, Financial Services Representative

Henrietta
Sharon L. Garofanello, Assistant Vice President – Community Office Sales Manager
Rayon Boxx, Financial Services Representative

Honeoye
Sandra L. D'Angelo, Assistant Vice President – Community Office Sales Manager
Amy L. Force, Financial Services Representative

Honeoye Falls
Steven R. Benz, Assistant Vice President – Community Office Sales Manager
Cynthia L. Silver, Financial Services Representative

Irondequoit
Valerie L. Oberholtzer, Community Office Sales Manager
Laurie Wadsworth, Financial Services Representative

Manchester-Shortsville
Cynthia J. Walton, Assistant Vice President – Community Office Sales Manager
Amy E. Eagley, Financial Services Representative

Mendon
Dianne M. Tucker, Assistant Vice President – Community Office Sales Manager
Elnora N. Williams, Financial Services Representative

Penfield
Richard J. Pratt, Assistant Vice President – Community Office Sales Manager
Jennifer Keirsbilck, Financial Services Representative

Perinton
David A. Butry, Assistant Vice President – Community Office Sales Manager
Cynthia S. Doyle, Financial Services Representative

Pittsford
Barbara J. Karley, Assistant Vice President – Community Office Sales Manager
Barbara Knickerbocker, Financial Services Representative
Daniel Aspenleiter – Personal Banker, Pittsford Area

Rochester
Louis P. Nau, Assistant Vice President – Community Office Sales Manager
Adelina Ranalletta, Financial Services Representative

Victor
Samantha A. Johnson, Assistant Vice President – Community Office Sales Manager
Kelly A. Cochrane, Financial Services Representative

Webster BayTowne
James D. Schrader, Assistant Vice President – Community Office Sales Manager
Patricia N. Vitale, Financial Services Representative
Kari A. Carlotta, Personal Banker, Webster Area

Webster Jackson Ridge
James D. Schrader, Assistant Vice President – Community Office Sales Manager
Jerry Lack, Financial Services Representative

Canandaigua National Corporation

Canandaigua National Trust Company of Florida

S. Todd Brooks, Vice President – Manager, Trust Business
    Development Officer
Noleen R. Burch, Vice President
Joseph L. Dugan, President
Daniel R. Goodwin, Director
Frank H. Hamlin, III, Esq., Director
George W. Hamlin, IV, Chairman, CEO, and Trust Officer
Garth C. Harding, Director
Lawrence A. Heilbronner, Executive Vice President and CFO
Alan M. Lupton, Director
Richard C. McCarthy, Director
Stephen Natapow, Director
Bernice W. Skirboll, Director
Steven H. Swartout, Esq., Executive Vice President and Trust Officer
Albert W. White, Director

CNB Insurance Agency

Frank H. Hamlin, III, Esq., Director and President
George W. Hamlin, IV, Director and CEO
Lawrence A. Heilbronner, Executive Vice President
Gregory S. MacKay, Treasurer
Margaret W. Meyer, Vice President
Michael Schiller, Officer
Robert G. Sheridan, Director

Genesee Valley Trust Company

Geoffrey E. Blyth, Vice President – Investment Officer
Joseph L. Dugan, Director, CEO, and President
Richard C. Fox, Chairman of the Board
Frank H. Hamlin, III, Esq., Director
George W. Hamlin, IV, Director
Lawrence A. Heilbronner, Director
A. Thomas Hildebrandt, Director
Joy Ryen Plotnik, Esq., Senior Vice President – Trust Officer,
    Chief Operating Officer
Kurt E. Rosen, Operations Manager
Robert G. Sheridan, Director*

Home Town Funding Inc. d/b/a CNB Mortgage Company

Frank H. Hamlin, III, Esq., Director, Officer
George W. Hamlin, IV, Chairman and CEO
Lawrence A. Heilbronner, Director, Treasurer
Helen M. Saxby, Vice President – Operations Manager
Karen C. Serinis, Director, Officer
Robert G. Sheridan, Director, Secretary
Christopher R. Spaker, President

WBI OBS Financial, LLC, & OBS Holdings, Inc.

Joseph L. Dugan
Jason C. Farmer
Frank H. Hamlin, III, Esq.
Lawrence A. Heilbronner
Aaron M. Reitz
Steven H. Swartout, Esq.

Mark Backes, Executive Vice President and Chief Operating Officer,
    OBS Holdings, Inc.
Christopher S. Campbell, Chairman, OBS Holdings, Inc.**
John Henry, President and CEO, OBS Holdings, Inc.

*Retired effective 12/31/11
**Appointed after 12/31/11

THE ARTHUR S. HAMLIN AWARD FOR EXCELLENCE

Every year, the bank recognizes the outstanding contribution of one of its own with the Arthur S. Hamlin Award. Employees are encouraged to nominate one of their peers who has demonstrated exceptional performance and dedication to the Bank. Congratulations to this year's recipient, Lori R. Ellis.





*I am sincerely grateful and honored to be nominated and chosen as the recipient of this year's **Arthur S. Hamlin Award**.*

*While I did not have the privilege of working with Mr. Hamlin, I did have the opportunity to meet him—and he always greeted me with a smile and a handshake. In fact, Mr. Hamlin reminded me of my grandfather, a sincere gentleman who grew up in Canandaigua—and always referred to **CNB** as the "Upper Bank" on Main Street that survived the Great Depression.*

The legacy of Mr. Arthur Hamlin is still evident today with the recent succession to our new president, Frank H. Hamlin, III. I am proud to be a part of this new chapter in our history as we move forward, opening doors and exploring new opportunities.

I have been truly blessed to work for a family and a business that cares about their employees, customers, and our communities.

Lori R. Ellis, *2010 Arthur S. Hamlin Award Recipient*

2 0 1 2   N O M I N E E S

Shirley Banks	**Sharon Greisberger**	**Brian Nolan**
Patricia Clark	**Heather Hammond**	**Darlene Rogers**
Brendon Crossing	**Gehrig Lohrmann**	**Michael Whipple Jr.**
James Exton	**Linda Mallette**	
	(formerly Albrecht)	

P A S T   R E C I P I E N T S

Kathleen A. Housel 2009	**Lisa Blakesley** 2003	**Amy Eagley** 1995
Chris Keys 2008	**Jason Ingalls** 2002	**Regina Kesel** 1995
Barbara Finch 2007	**Brenda Stoker** 2001	**Susan Foose** 1994
Jim Terwilliger 2006	**Lena Hayes** 2000	**Kathleen Corry** 1993
Brenda Whitney 2006	**Dawn Phelps** 1999	**James Roth** 1992
Vicki Mandrino 2005	**Beth Uhlen** 1998	**Michael O'Donnell** 1991
Michael Mandrino 2004	**Kathy Lafler** 1997	**Jerry Drake** 1990
Tamra O'Donnell 2004	**Jeannie (Baldick) Blance** 1996	**Linda Keyes** 1989

CNC leadership makes a smooth transition.

Frank H. Hamlin completes his first year as president. Canandaigua National Bank & Trust has always been more like a family than a corporation. So when Frank H. Hamlin, III took over the presidency of Canandaigua National Corporation (CNC) and its subsidiary bank from his father, George W. Hamlin, IV, it only seemed natural.

"Dad made me aware that this really is not a numbers business, it's a people business," Frank says. Coming from a background in law, his experience interacting with people has served him well in his first year as president.

Frank earned his undergraduate degree at the University of Vermont in 1995, and his graduate degree in law at the Albany Law School of Union University in 2000. He spent most of his career in criminal work as a defense attorney. He joined the CNC board in 2004—but the real catalyst for his becoming president actually occurred three years later, when he began working in the law offices above the bank's downtown Canandaigua location.

His father surprised him with a visit one day, and in discussing board issues, inquired about his interest in joining the bank. Four hours of conversation and two months of convincing later, Frank decided to accept the challenge. "Just like my father went through a transition 30 years ago with my great-uncle, I'm now going through the same apprenticeship," he says.





More than 40 years of exceptional service.
A lifetime of commitment.

The CNB family declares December 13, 2011, "Bob Sheridan Day."

In 2011, Canandaigua National Bank and Trust and CNB Mortgage Company celebrated "Bob Sheridan Day" to pay tribute to Bob for his outstanding service to his customers and community. A reception was held at our main office in Canandaigua, where a steady stream of people dropped by to congratulate Bob on his well-deserved retirement and wish him well as he opens a new chapter in his life.

For the past four decades, Bob has used his extensive knowledge and experience to delight his clients and build long-term relationships. He has worked tirelessly for the company and his community, serving on numerous boards and associations—including the Canandaigua City School District, Ontario County and New York State bankers associations, United Way of Ontario County, Canandaigua Chamber of Commerce, Granger Homestead Society, and many more.

Words cannot adequately express what Bob has meant to his company and his community. Everyone in the CNB family would like to express our heartfelt appreciation and sincere gratitude to a special colleague.


THE CANANDAIGUA NATIONAL BANK
AND TRUST COMPANY
SINCE 1887
$AFE
$KIING
MAKES
¢ENTS
Canandaigua
National Bank and
Trust Company
Member
F.D.I.C.
A FULL
SERVICE
BANK
VICTOR OFFICE
investing
in you
Canandaigua
National
Bank & Trust
1887
125TH Anniversary
2012
Canandaigua
National Bank and Trust Company

One hundred twenty-five years old. And still growing.

Canandaigua National Bank and Trust celebrates its 125th anniversary. In 2012, the region's only local, full-service, community-owned financial institution turns 125. And we have some exciting plans for the coming year to commemorate this important milestone:

Anniversary book and video. A coffee-table book with bank history, vintage photos, and excerpts from shareholder letters is underway. The book will include historical perspectives on the mutual growth of the bank through the ages and our relationship with the four constituents we serve — shareholders, community, customers, and colleagues. Our video will bring the book's content to life and include heartwarming (and sometimes humorous) recollections.

Parade float. We have built a colorful float designed as a fun, friendly reminder that CNB is "investing in you." In our 125th anniversary year, we will have a strong parade presence throughout our region, including the St. Patrick's Day parade in downtown Rochester, and the Canandaigua Fourth of July parade.



A second Greece location.
A grand opening celebration.

CNB Opens Latta & Long Pond Bank Office.

The region's only local, full-service, community-owned financial institution now has two locations to serve our customers in the Greece area. In 2011, we added a new community Bank Office near the intersection of Latta and Long Pond Road—to complement our existing location on West Ridge Road—in the Greater Rochester area's largest suburb. The sparkling new building was designed by Mossien Associates Architects, P.C., and constructed by Frank J. Marianacci Inc.

Officially opened on Monday, October 24, 2011, the office features:
- a coin-counting machine with a digital display
- three drive-up teller lanes and CNB's customary sit-down teller stations
- a complimentary coffee bar
- an LCD screen that displays community events, news, and banking services
- a 24-hour exterior drive-up ATM
- Saturday and Sunday hours from 9 a.m. to 1 p.m.

Bank Office Manager Susan DiProjetto and her team meet the needs of their customers with CNB's trademark personal service, commitment to the community, and professional education and advice. It's what people have come to expect from CNB—and provides the foundation for building long-term relationships with our customers.

The Greece Latta & Long Pond Bank Office is the latest example of CNB's ongoing commitment to provide a higher level of personal service. It's just another way that CNB is investing in our customers, community, shareholders, and colleagues.



"Our central responsibility is to operate the company in keeping with its long-term stability, frankly indefinitely, in the service of the community."

George W. Hamlin, IV

— George W. Hamlin, IV
Chairman and CEO



ON THE COVER

1. Sonnenberg Garden foot bridge, Canandaigua

2. Pedestrian Bridge over Genesee River, Near Kodak Park

3. Irondequoit Lakeside Multi-Use Trail

4. Trail Bridge, Webster Park, Webster

5. White Springs Farm, Geneva

6. Veterans Memorial Bridge, Rochester

7. Frederick Douglass - Susan B. Anthony Memorial Bridge, Rochester

8. Hojack Railroad Swing Bridge on the Genesee River

9. Patrick O'Rorke Bridge, Rochester

10. Ringling Causeway Bridge, Sarasota, FL

11. Trail Bridge, Bristol Harbour

12. Frederick Douglass - Susan B. Anthony Memorial Bridge, Rochester

MF CNB-9148/02-12



Canandaigua
National
Corporation